The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 20, 2009

Filed Pursuant to Rule 424(a)
Registration Statement No. 333-160600

PRELIMINARY PROSPECTUS

4,800,000 American Depositary Shares

CDC Software Corporation

Representing 4,800,000

Class A Ordinary Shares

We are offering 4,000,000 American depositary shares, or ADSs, each representing one of our class A ordinary shares, and the selling shareholder identified in this prospectus is offering 800,000 ADSs. We will not receive any proceeds from the ADSs sold by the selling shareholder. This is our initial public offering and no public market currently exists for the ADSs. The initial public offering price of the ADSs is expected to be between $11.00 and $13.00 per ADS.

Our ADSs have been approved for listing on the NASDAQ Global Market under the symbol “CDCS.” Part of the ordinary shares currently held by CDC Software International Corporation, our direct parent company, will be redesignated as 24.2 million class B ordinary shares and part of such ordinary shares will be redesignated as 800,000 class A ordinary shares, following the adoption of our amended and restated memorandum and articles of association by our shareholders, which will occur immediately before closing of the offering. Our class A ordinary shares each have one vote per share and our class B ordinary shares each have ten votes per share. Upon completion of the offering, CDC Corporation, our ultimate parent company, will indirectly own all of our class B ordinary shares, representing 98.1% of the combined voting power of our outstanding ordinary shares and 83.4% of the economic interest in our outstanding ordinary shares (or 97.7% and 81.2%, respectively, if the underwriters’ over-allotment option is exercised in full).

Before buying any ADSs, you should carefully consider the risk factors described in “Risk Factors ” beginning on page 12.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters may also purchase up to an additional 360,000 ADSs from us and up to an additional 360,000 ADSs from the selling shareholder, in equal proportion, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver ADSs against payment in New York, New York on or about                 , 2009.

Lazard Capital Markets	JMP Securities

Cantor Fitzgerald & Co.

Janney Montgomery Scott

Macquarie

Morgan Keegan & Company, Inc.

The date of this prospectus is                 , 2009

You should rely only on the information contained in this prospectus. Neither us nor the underwriters has authorized any other person, including the selling shareholder, to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither us nor the underwriters nor the selling shareholder are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

We have not taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the United States.

i

Conventions Applicable to This Prospectus

Except where the context otherwise requires and for the purposes of this prospectus only:

•	all numbers discussed in this prospectus are approximated to the closest round number. Discrepancies in tables between totals and sums of the amounts listed are due to rounding;

•	all references to “ADRs” are to the American depositary receipts that evidence our ADSs;

•	all references to “ADSs” are to our American depositary shares, each of which represents one of our class A ordinary shares;

•	all references to “we,” “us,” “our,” “the Company” or “CDC Software” refer to CDC Software Corporation and its subsidiaries;

•	all references to “CDC Software International” refer to CDC Software International Corporation, our direct parent company which owns all of our ordinary shares prior to this offering;

•	all references to “CDC” or “CDC Corporation” refer to CDC Corporation, our ultimate parent company which indirectly owns all of our ordinary shares prior to this offering;

•	all references to “China.com” refer to China.com Inc. and its subsidiaries, as applicable;

•

all references to “Gartner” refer to Gartner, Inc., and the market data contained in this prospectus is derived from Gartner’s March 2009 “Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 1Q09 Update”;

•	all references to “China” refer to the People’s Republic of China, including Hong Kong;

•	all references to “Greater China” refer to the People’s Republic of China, including Taiwan, Hong Kong and Macau;

•	all references to “the PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

all references to the “Middle East,” “Africa” and “Latin America” do not include Iran, Syria, the Sudan, Cuba or any other countries designated as state sponsors of terrorism under applicable laws, rules and regulations; and

•

all references to “U.S. dollars” or “$” are to the legal currency of the United States; all references to “RMB” or “Renminbi” are to the legal currency of the PRC; and all references to “HK$” are to the legal currency of Hong Kong.

Currently, we have one class of ordinary shares with 25.0 million ordinary shares issued and outstanding held by CDC Software International Corporation. Prior to the closing of this offering, we intend to amend and restate our memorandum and articles of association to, among other things, authorize our class A and class B ordinary shares. The 25.0 million ordinary shares of the Company currently held by CDC Software International will be redesignated as 24.2 million class B ordinary shares and 800,000 class A ordinary shares, respectively, following the adoption of the amended and restated memorandum and articles of association by our sole shareholder. Throughout this prospectus, unless the context otherwise requires, we have assumed that this amendment and restatement of our memorandum and articles of association has been completed and that the redesignation of our ordinary shares into our class A ordinary shares and class B ordinary shares has been effected.

ii

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” and the financial statements and the related notes included elsewhere in this prospectus.

Overview

We are a global provider of a broad suite of scalable enterprise software applications to customers in select industries, which we refer to as our targeted vertical industries. Our software applications enable our customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

We strive to ensure that our applications portfolio addresses the major industry-influenced technology challenges facing our customers. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to extensive regulatory requirements. We believe that the industry-specific functionality incorporated in our software applications addresses our customers’ specific requirements more reliably and more cost-effectively than conventional horizontal enterprise software applications.

We believe we have developed a platform that will contribute to our future growth by facilitating organic expansion, strategic acquisitions, and leveraging of cross-selling and other business opportunities with our customers. Our platform has a unique set of attributes, including:

•	multiple complementary applications enabling end-to-end business process integration;

•	domain expertise in, and focus on, growing and under-penetrated vertical industries, which allows us to build a leading market position in those markets;

•	a team of experienced sales and marketing personnel for direct sales along with more than 1,120 resellers, distributors and franchise owners throughout the world;

•	offices and franchise partners in over 20 countries located throughout the world, which helps us meet the service and support requirements of our customers worldwide;

•	research and development, or R&D, centers located in China and India that provide flexible and cost-effective R&D services;

•	considerable experience in acquiring and integrating complementary businesses and assets; and

•	operating synergies derived from our relationship with our parent, CDC Corporation, and its affiliates.

We offer enterprise software applications that are designed to deliver industry-specific functionality. Our principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•	Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks; and

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes.

Our Industry

Organizations rely on various enterprise software solutions to optimize their business processes in order to enhance revenue growth and control expenses. ERP software applications allow companies to establish greater financial control and standardize their business processes for operational efficiency and data transparency. SCM software applications are used to manage both supply-side and demand-side business processes, including production planning, logistics and inventory management. CRM software applications are primarily used to automate and coordinate customer-facing business processes within an organization, such as sales, marketing and customer service activities.

According to Gartner’s March 2009 report entitled “Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 1Q09”, the total worldwide market for ERP software applications is expected to grow from $23.8 billion in 2008 to $31.8 billion in 2013, which represents a compound annual growth rate, or CAGR, of 6.0%. The overall market for CRM software applications is expected to grow from $9.4 billion in 2008 to $13.6 billion in 2013, which represents a CAGR of 7.8%. Gartner also forecasted that the total market for SCM software applications is forecasted to grow from $6.8 billion in 2008 to $10.2 billion by 2013, which represents a CAGR of 8.3%.

Conventional enterprise software applications offer broad functionality, but often must undergo time-consuming and expensive customization to meet industry-specific requirements. As a result, we believe there is significant demand for enterprise software applications that incorporate industry-specific business and regulatory compliance capabilities and that do not require extensive and costly customization. We believe that such demand is particularly strong in medium-sized enterprises and divisions of large enterprises without the resources typically required to customize conventional enterprise software applications. We also believe that the growing trend of companies shifting operations to lower cost geographies, such as China, India and Latin America, is driving a higher growth rate for ERP, SCM and CRM software applications in these regions. The table below summarizes the size and growth rates, as forecasted by Gartner in its March 2009 report entitled “Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 1Q09” of these software applications across different regions of the world.

	ERP			CRM			SCM
($ in millions)	2008	2013	CAGR	2008	2013	CAGR	2008	2013	CAGR
Latin America	$932.6	$1,636.0	11.9%	$170.0	$304.4	12.4%	$221.8	$423.7	13.8%
Asia/Pacific	2,947.8	4,987.6	11.1%	859.4	1,416.1	10.5%	721.2	1,212.8	11.0%
North America	9,046.8	12,915.2	7.4%	4,811.3	7,261.1	8.6%	3,348.5	5,042.3	8.5%
Europe, Middle East and Africa	10,889.1	12,309.1	2.5%	3,522.4	4,649.1	5.7%	2,544.3	3,495.2	6.6%

Worldwide	$23,816.3	$31,848.0	6.0%	$9,363.1	$13,630.7	7.8%	$6,835.9	$10,174.1	8.3%

Our Competitive Strengths

We believe that we are one of the few global providers of enterprise software applications targeted at medium-sized enterprises and divisions of larger enterprises. Our global platform provides us with the following competitive strengths:

•	We have developed a broad suite of scalable enterprise software applications.

•	We have developed sophisticated products for our targeted vertical industries that can be implemented rapidly, configured and upgraded easily, and are intuitive to use.

•	We have vertically specialized sales, service and support resources.

•	We have a global sales, service and support network.

•	We have a global and diverse base of highly satisfied customers.

•	High quality, lower cost research, development, service and support resources.

Our Strategy

Our goal is to be the leading global provider of a scalable suite of enterprise software applications to medium-sized enterprises and divisions of large enterprises in our targeted vertical industries. We intend to pursue the following strategies to achieve that goal:

•	continue to expand and enhance our industry-specific products and expertise to strengthen our competitive advantages;

•	capitalize on cross-selling opportunities into our installed customer base;

•	target emerging markets for enterprise software applications;

•	expand our in-house software development, services and support centers located in China and India;

•	selectively pursue acquisitions; and

•	expand into new vertical industries.

Our Challenges

Our business is subject to numerous challenges, which are highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these challenges are:

•	our revenues fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our ADSs;

•	our future revenues depend in part on our installed customer base continuing to license additional products, renew customer support agreements and purchase additional services;

•	our strategy of developing and acquiring products for specific industry segments may not be successful;

•	we dedicate a significant amount of resources to R&D activities;

•	we have incurred losses in prior periods and may not be able to achieve or sustain profitability;

•	we are a newly incorporated company and may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company;

•

our ability to manage and grow our business may be harmed and we may be unable to accurately report our financial results or prevent fraud if we do not adequately maintain and evolve our financial reporting and management systems and our internal controls; and

•	CDC Corporation will control the majority of the voting power of our ordinary shares.

Our Relationship with CDC Corporation

We were incorporated in March 2009 as an exempted company with limited liability under the Companies Law of the Cayman Islands as a wholly owned subsidiary of CDC Software International to operate the enterprise software applications business of CDC Corporation in the Americas, Europe, Middle East, Africa and Asia. Upon completion of this offering, CDC Corporation will indirectly own ordinary shares representing 98.1%

of the combined voting power of our outstanding shares and 83.4% of the economic interest in our outstanding ordinary shares (or approximately 97.7% and 81.2%, respectively, if the underwriters exercise their over-allotment option in full).

We are comprised of the Software segment of CDC Corporation. In May 2006, CDC Corporation established CDC Software International and contributed certain of the assets of the Software Group to CDC Software International. Before the completion of this offering, CDC Corporation will cause CDC Software International to transfer the shares of those subsidiaries through which we will conduct our business to us. Such transfer will include all of the issued and outstanding shares of several of CDC Software International’s operating subsidiaries, including each of Ross Systems, Inc., or Ross Systems, Pivotal Corporation, or Pivotal, Saratoga Systems, Inc., or Saratoga, Industri-Matematik International Corp., or IMI, Respond Group Limited, or Respond, MVI Holdings Limited, or MVI, c360 Solutions, Inc., or c360, and portions of Catalyst International, or Catalyst.

CDC Corporation indirectly owned all of our ordinary shares prior to this offering. CDC Corporation, which is headquartered in Hong Kong, is a company listed on the NASDAQ Global Market under the stock symbol “CHINA.” CDC Corporation is a global provider of enterprise software (primarily through us), online games and internet and media services.

CDC Corporation will continue to control our business operations through its shareholdings of more than 50% of our total voting power upon completion of this offering. As such, we will be a “controlled corporation” within the meaning of the NASDAQ Marketplace Rules, we will be exempt from NASDAQ’s corporate governance Rule 5605(b). This means that a majority of our Board of Directors does not need to be comprised of “independent directors” as defined by NASDAQ; and our compensation committee and nominating committee do not need to be comprised solely of “independent directors” as defined by NASDAQ.

We intend to continue to leverage our relationship with CDC Corporation and its affiliates by, among other things, entering into a Trademark License Agreement with CDC Corporation prior to the consummation of this offering pursuant to which we and CDC Corporation will license the use of various trademarks of the other. Under the agreement we will license the “CDC” name and logo, on a non-exclusive basis and CDC Corporation will license from us, certain of our and our subsidiaries’ trademarks, including “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-exclusive basis. No royalty will be payable by either party until the earlier of five years after the consummation of the offering or CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares, upon which each party shall pay the other an annual royalty in arrears of $10,000 during the term of the Trademark License Agreement. If CDC Corporation ceases to own indirectly at least 50% of the total voting power of our ordinary shares, each party has the right to terminate the Trademark License Agreement, subject to a six month notice period.

We will also enter into a Services Agreement with CDC Corporation prior to the consummation of this offering pursuant to which CDC Corporation and we will be obligated to provide certain services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. In addition, we intend to continue to pursue cross-selling and other sales and marketing-related initiatives between us and CDC Corporation’s Global Services Group.

Some of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation and its other subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Donald Novajosky, our General Counsel, and Matthew Lavelle, our Chief Financial Officer, are also officers and/or employees of CDC Corporation and/or others of its subsidiaries. Raymond Ch’ien, John Clough, and Simon Kwong Chi Wong, who are members of our Board of Directors, also serve as officers and/or directors of CDC Corporation and/or others of its subsidiaries.

For more information about our relationship with CDC Corporation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Corporate History and Basis of Presentation” and “Related Party Transactions.”

Recent Developments

Set forth below is a discussion that includes preliminary unaudited financial information for the quarter ended June 30, 2009. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments that we consider necessary for a fair presentation of such information. However, the preliminary financial information is still subject to review and may change if new information becomes available to management that materially impacts these results.

We estimate that revenue increased from $50.4 million in the first quarter of 2009 to $50.6 million in the second quarter of 2009.

•

License revenue increased from $6.9 million in the first quarter of 2009 to $7.7 million in the second quarter of 2009 due to renewed interest in our software applications after a delay in purchases primarily from the global slowdown, including strong sales to existing customers and in North America, and typically higher second quarter license revenues resulting from annual customer budget cycles.

•

Maintenance revenue increased from $24.1 million in the first quarter of 2009 to $24.7 million in the second quarter of 2009 primarily due to the favorable impact of foreign exchange rates as well as additional license sales in the first half of 2009 coupled with continuing high maintenance retention rates.

•

Professional services revenues decreased from $18.7 million in the first quarter of 2009 to $17.3 million in the second quarter of 2009. As the recognition of professional services revenues typically lags the licenses in respect of which such services are rendered, the decline in professional services revenues reflected the decrease in license revenues experienced in the first quarter of 2009.

•	Hardware revenue increased from $0.3 million in the first quarter of 2009 to $0.7 million in the second quarter of 2009 primarily due to hardware sales associated with license deals.

•

Royalties from related parties decreased from $0.3 million in the first quarter of 2009 to $0.2 million in the second Quarter of 2009 primarily due to lower revenue from our CDC CRM Solutions India franchise partner.

For additional information regarding the various risks and uncertainties inherent in such estimates, see “Special Note on Forward-Looking Statements.” Financial results for the three months ended June 30, 2009 may not be indicative of our full year results for the year ending December 31, 2009 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors that may influence our financial results.

Our Corporate Information

Our headquarters and principal executive offices are located at 11/F, ING Tower, 308 Des Voeux Road, Central Hong Kong, and our telephone number is 011-852-2893-8200. We have a corporate website that you may access at www.cdcsoftware.com. The information contained on our website and other websites operated by our subsidiaries or affiliates or referred to herein do not form a part of this prospectus.

Our Corporate Structure

The following table sets forth our corporate structure after giving effect to the contribution by our immediate parent, CDC Software International Corporation, to us of the assets and liabilities relating to CDC Corporation’s Software segment, which will occur immediately prior to the consummation of this offering:

All entities in the chart are wholly-owned unless otherwise noted.

(1)	Includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.

(2)	We have a 51% stake in ISL Technologies Limited.

THE OFFERING

Offering Price	We currently estimate that the initial public offering price will be between $11.00 and $13.00 per ADS.

ADSs offered:

By us	4,000,000 ADSs, representing 4,000,000 class A ordinary shares

By the selling shareholder	800,000 ADSs, representing 800,000 class A ordinary shares

Total	4,800,000 ADSs, representing 4,800,000 class A ordinary shares

ADSs to be outstanding immediately after the offering	4,800,000 ADSs

Ordinary shares to be outstanding immediately after the offering:

Class A	4,800,000 shares

Class B	24,200,000 shares

Total	29,000,000 shares

The ADSs	Each ADS represents one class A ordinary share, par value $0.001 per share. The ADSs initially will be evidenced by ADRs. The depositary will be the registered holder of the class A ordinary shares underlying your ADSs.

You will have the rights of an ADR holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. You will be required to pay fees to the depositary upon future issuance and cancellation of ADSs and distributions of cash or securities and an annual services fee, and certain fees, charges, costs or expenses incurred by the depositary.

To better understand the terms of our ADSs, including fees, charges, costs or expenses, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus. We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be considered, by continuing to hold your ADSs, to have agreed to be bound by the deposit agreement as amended.

Depositary	Deutsche Bank Trust Company Americas

Custodian	Deutsche Bank AG Hong Kong Branch

Ordinary share voting rights immediately after this offering:

Class A	One vote per share, representing in the aggregate 1.9% of the combined voting power of our outstanding ordinary shares.

Class B	Ten votes per share, representing in the aggregate 98.1% of the combined voting power of our outstanding ordinary shares. Upon completion of this offering all of our class B ordinary shares will be held by our direct parent CDC Software International.

Over-allotment option	Each of CDC Software International, the selling shareholder, and us have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 360,000 ADSs from us and up to an additional 360,000 ADSs from the selling shareholder, in equal proportion, at the initial public offering price less underwriting discounts and commissions.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $43.4 million assuming an initial public offering price per ADS of $12.00, which is the midpoint of the estimated public offering range. A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per ADS would increase or decrease the net proceeds from this offering by $3.7 million, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered as set forth on the cover page of this prospectus. The net proceeds will be used for general corporate purposes, including expanding our direct and indirect sales channels, funding our working capital, research and development, performance based acquisition related payments, and possible acquisitions of, and strategic investments in, complementary businesses, products and technologies. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

NASDAQ Global Market symbol	“CDCS”

Lock-ups	We, our directors, executive officers, CDC Software International and CDC Corporation have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ordinary shares, ADSs, or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, or to engage in certain other activities, for a period of 270 days after the date of this prospectus. See “Underwriting — Lock-up Agreements.”

SUMMARY COMBINED FINANCIAL DATA

The following summary combined financial data should be read in conjunction with our audited and unaudited combined historical financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

The tables below present our summary historical combined financial data as of and for the years ended December 31, 2006, 2007 and 2008, as of March 31, 2009 and for the three months ended March 31, 2008 and 2009 from our combined balance sheets and the related combined statements of operations, cash flows and invested equity and the notes thereto for those periods. The summary combined financial data as of and the for years ended December 31, 2006, 2007 and 2008 has been adjusted for our adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements.

The summary historical financial data as of and for the years ended December 31, 2007 and 2008 have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The summary historical financial data as of March 31, 2009 and for the three months ended March 31, 2008 and 2009 have been derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus. The combined financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

We derived the summary combined financial data as of and for the year ended December 31, 2006 from our unaudited combined financial statements for that year, which are not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. Our combined financial statements have been derived from the combined financial statements and historical accounting records of CDC Corporation. All of the assets, liabilities, operations and activities of our business are those that comprised the Software segment of CDC Corporation in 2008.

We have not prepared summary combined financial data as of and for the years ended December 31, 2004 and 2005 because of the significant cost and effort involved with properly preparing and verifying all the financial information needed to present our results of operations and financial position as an independent stand-alone company for these periods.

Before the completion of this offering, CDC Corporation, our ultimate parent, will cause CDC Software International to transfer the shares of those subsidiaries through which we will conduct our business to us. While we believe the assumptions relating to allocations of revenues, expenses, assets and liabilities underlying our combined financial statements are reasonable, our combined financial statements do not necessarily reflect what our results would have been had we been a stand-alone company during any of the periods presented.

The combined financial statements reflect allocations between us and CDC Corporation of certain costs incurred by either us or CDC Corporation on behalf of the other party. CDC Corporation has incurred on our behalf costs such as directors’ and officers’ liability insurance and we have provided certain U.S.-based corporate functions, including legal and accounting services to CDC Corporation. We allocated costs of $0.6 million during 2006, $5.5 million during 2007, $12.4 million during 2008 and $2.9 million during the three months ended March 31, 2009 to CDC Corporation.

	Years ended December 31,			Three months ended March 31,
	2006	2007	2008	2008	2009
	(in thousands)
COMBINED STATEMENT OF OPERATIONS:
REVENUE:
Licenses	$46,707	$61,147	$44,249	$10,144	$6,887
Maintenance	63,264	86,441	103,421	25,535	24,112
Professional services	64,825	86,924	87,971	22,393	18,680
Hardware	-	3,909	3,870	857	345
Royalties from related parties	-	530	1,276	297	329

Total revenue	174,796	238,951	240,787	59,226	50,353

COST OF REVENUE:
Licenses	13,039	18,772	19,946	4,555	4,578
Maintenance	9,539	11,623	15,937	3,958	3,542
Professional services	51,693	67,999	71,949	18,786	15,818
Hardware	-	3,118	2,998	717	239

Total cost of revenue	74,271	101,512	110,830	28,016	24,177

Gross profit	100,525	137,439	129,957	31,210	26,176

OPERATING EXPENSES:
Sales and marketing expenses	42,383	60,864	54,177	15,616	7,653
Research and development expenses	19,842	22,832	25,909	6,034	4,531
General and administrative expenses	26,567	40,685	44,124	10,418	9,078
General and administrative expenses allocated to Parent	(572)	(5,479)	(12,379)	(3,075)	(2,862)
Exchange (gain) loss on deferred tax assets	-	(3,762)	3,271	506	228
Amortization expenses	3,468	5,730	6,843	1,607	1,259
Restructuring and other charges	1,877	1,910	5,012	101	431

Total operating expenses	93,565	122,780	126,957	31,207	20,318

Operating income	6,960	14,659	3,000	3	5,858
Other income, net	1,190	1,642	857	196	144

Income before income taxes	8,150	16,301	3,857	199	6,002
Income tax expense	(666)	(9,499)	(4,877)	(242)	(2,003)

Net income (loss)	7,484	6,802	(1,020)	(43)	3,999
Net income (loss) attributable to noncontrolling interest	(896)	(1,852)	126	7	49

Net income (loss) attributable to controlling interest	$6,588	$4,950	$(894)	$(36)	$4,048

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted			$(0.04)		$0.16

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted			$(0.04)		$0.16

Weighted average shares of class A outstanding - basic and diluted			800,000		800,000

Weighted average shares of class B outstanding - basic and diluted			24,200,000		24,200,000

OTHER FINANCIAL DATA:
Adjusted EBITDA (1)	$20,763	$36,021	$39,641	$6,933	$12,672

	As of December 31,			As of March 31,	Pro Forma(2) March 31,
	2006	2007	2008	2009	2009
	(in thousands)
COMBINED BALANCE SHEET DATA
Cash and cash equivalents	$17,410	$23,657	$27,341	$17,446	$17,446
Restricted cash	$1,983	$3,616	$3,677	$3,664	$3,664
Working capital (3)	$21,954	$(46,710)	$(20,405)	$(11,652)	$2,989
Total assets	$292,355	$394,720	$348,281	$330,854	$345,495
Total debt (4)	$2,719	$44,736	$25,406	$5,510	$5,510
Total invested equity	$175,505	$207,720	$194,807	$198,441	$213,082

(1)	We define Adjusted EBITDA as operating income less restructuring and other charges, depreciation and amortization, stock compensation expenses and unrealized exchange rate (gains) losses on deferred tax assets. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with U.S. GAAP. The primary limitations associated with the use of Adjusted EBITDA as compared to U.S. GAAP results are (i) it may not be comparable to similarly titled measures used by other companies in our industry, and (ii) it excludes financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and U.S. GAAP results, including providing a reconciliation of Adjusted EBITDA to U.S. GAAP results, to enable investors to perform their own analysis of our operating results.

We believe that this non-GAAP financial measure facilitates making period-to-period comparisons, and provides investors with additional information to evaluate our operating performance. We also present Adjusted EBITDA because we use it internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. Management and the board utilize this non-GAAP financial information to compare our results of operations versus the comparable periods in prior years and utilize Adjusted EBITDA in calculating whether or not we met the performance targets of our Annual Cash Incentive Plans. Management and the board also utilize this non-GAAP financial measure when comparing our actual against budgeted performance targets and in establishing the annual budget. In addition, management uses Adjusted EBITDA to allocate resources to enhance the financial performance of our business.

Restructuring expenses are not considered in assessing our performance as they have fluctuated from period to period and they are not expected to be material in the future. We have largely completed our previously announced restructuring and consolidation of administrative operating locations and therefore do not expect future restructuring activities to be material. Depreciation, amortization, stock compensation expenses, unrealized exchange (gains) losses on deferred tax assets are included in our Adjusted EBITDA reconciliation as they represent noncash charges which are not considered by management in evaluating our operating performance.

(2)	The pro forma information reflects re-designation of the Company’s existing common shares into 800,000 class A shares and 24,200,000 class B common shares and the contribution of the outstanding gross short-term loan from Parent of $14,641 as of March 31, 2009 to additional paid in capital.

	Years ended December 31,			Three months ended March 31,
	2006	2007	2008	2008	2009
	(in thousands)
Reconciliation from U.S. GAAP results to Adjusted EBITDA
Operating income	$6,960	$14,659	$3,000	$3	$5,858
Add back restructuring and other charges	1,877	1,910	5,012	101	431
Add back depreciation expenses	2,232	3,084	4,201	1,114	823
Add back amortization expense	8,477	18,435	22,609	4,865	5,151
Add back stock compensation expenses	1,217	1,695	1,548	344	181
Add back unrealized exchange rate (gains) losses on deferred tax assets	-	(3,762)	3,271	506	228

Adjusted EBITDA	$20,763	$36,021	$39,641	$6,933	$12,672

Adjusted EBITDA was $20.8 million, $36.0 million and $39.6 million for the years ended December 31, 2006, 2007 and 2008, respectively, and was $6.9 million and $12.7 million for the three months ended March 31, 2008 and 2009, respectively. We capitalized internally developed software costs of $10.7 million, $9.9 million, and $7.3 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $2.9 million and $0.9 million for the three months ended March 31, 2008 and 2009, respectively. Internally developed software costs are credited against research and development expenses in our combined statements of operations.

(3)	Working capital represents current assets less current liabilities.

(4)	Total debt includes short-term bank loans and short-term loans from CDC Corporation. Upon consummation of this offering the then-outstanding amount of loans from CDC Corporation will be contributed to our additional paid-in capital.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Relating to Our Business

Disruptions in the financial and credit markets and economic downturns may adversely affect our business, results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers. Decreased capital and maintenance spending could have a material adverse effect on the demand for our products and our business, results of operations and financial condition. Disruptions in the financial markets, including the bankruptcy or restructuring of certain financial institutions, such as the events that occurred in the second half of 2008 and are continuing to some extent presently, may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends.

In addition, continuing weakness or further deterioration in regional economies or the world economy could negatively impact the capital and maintenance expenditures of our customers and end users. There can be no assurance that government responses to the disruptions in the financial markets or to weakening economies will restore confidence, stabilize markets or increase liquidity and the availability of credit. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Our revenues fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our ADSs.

Many factors have caused, and may continue to cause, our revenues to fluctuate significantly, including:

•

the recognition of a substantial portion of our software license revenues in the last month of a quarter due to the buying trends of our customers, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by us or our competitors;

•

our ability to acquire or develop products, independently or through strategic relationships with third parties, or introduce and market new and enhanced versions of our products on a timely basis, which may result in a customer delaying the execution of a contract or, for contracts that include a new software release as an element of the contract, the deferral of revenue recognition until such release;

•	reductions in the historical rate at which opportunities in our pipeline develop into license agreements;

•

patterns of capital spending and changes in budgeting cycles by our customers. For example, in 2008 and continuing through the present, capital spending for enterprise software applications was negatively impacted by challenging economic conditions in the United States, Europe and Asia;

•	market acceptance of new and enhanced versions of our products;

•	changes in the pricing and the mix of our products and services;

•	seasonal variations in our sales cycle;

•	the level of product and price competition;

•	exchange rate fluctuations; and

•	changes in personnel and related costs.

In addition, we expect that a substantial portion of our enterprise software application revenues will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and if they are not renewed, the timing of cash collections from related revenues will vary from quarter to quarter, which could adversely affect our business and results of operations.

Some customers are reluctant to make large purchases before they have had the opportunity to evaluate the performance of our software applications in their business and opt to purchase our products in stages or subject to certain conditions. Additional purchases, if any, may follow only if the software performs as expected. To the extent the number of customers who opt to purchase in stages or subject to conditions remains significant or increases, our revenues could be materially and adversely affected.

Our future revenues depend in part on our installed customer base continuing to license additional products, renew customer support agreements and purchase additional services.

Recently, our installed customer base has generated increasing proportions of our license and support and service revenues. In addition, the success of our strategic plan depends on our ability to cross-sell products to our installed base of customers. Our ability to cross-sell new products may depend in part on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product acquisitions or releases. In future periods, customers may not necessarily license additional products or contract for additional support or other services. Customer support agreements are generally renewable annually at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software. Customer support revenues are primarily influenced by the number and size of new support contracts sold in connection with software licenses and the renewal rate (both pricing and participation) of existing support contracts. If our customers decide to cancel their support agreements or fail to license additional products or contract for additional services, or if they reduce the scope of their support agreements, revenues could decrease and our operating results could be adversely affected.

Our ability to sell our products is highly dependent on the quality of our service and support offerings, and our failure to offer high quality service could have a material adverse effect on our ability to market and sell our products.

Our customers depend upon our customer service and support staff to resolve issues relating to our products. High-quality support services are critical for the successful marketing and sale of our products. If we fail to provide high-quality support on an ongoing basis, our customers may react negatively and we may be materially and adversely affected in our ability to sell additional products to these customers. This could also damage our reputation and prospects with potential customers. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed, which may lead to decreased revenue growth and adversely affect our profitability.

To date, we have sold our products primarily through our direct sales force, particularly in North America. Our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our indirect distribution channels. These indirect channels include value-added resellers, or VARs, original equipment manufacturers, or OEMs, partners, systems integrators and consulting firms.

We may experience difficulty in recruiting and retaining qualified sales personnel and in establishing third-party relationships with VARs, OEMs, partners, systems integrators and consulting firms, in part because our products are designed for certain targeted vertical industries, which means we seek persons with significant experience and expertise in these markets who may be difficult to locate and retain. If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed. In addition, we are exposed to the risk that the third parties through which we indirectly sell our products and services will not devote sufficient time, attention and resources to learning our products, markets and potential customers, which could materially and adversely affect our reputation and the reputation of our products in the market.

Our strategy of developing and acquiring products for specific industry segments, or targeted vertical industries, may not be successful, which could materially and adversely affect our business, results of operations and financial condition.

Our strategy focuses on the development of industry-specific enterprise software applications. This strategy may not be successful due to numerous risks and uncertainties, including the following:

•	companies in our targeted vertical industries may not select our products;

•

many of our targeted vertical industries are subject to their own economic cycles, regulatory considerations and other factors beyond our control. For example, the homebuilding and real estate vertical industry is sensitive to interest rate movements and general economic conditions, and the healthcare vertical industry is subject to significant governmental regulations;

•	some of our products have only been recently introduced, so they have neither a significant installed base of users nor significant recognition in their targeted vertical industry;

•	development of industry-specific products is time-consuming and requires significant expertise;

•	we may experience difficulty in recruiting sales, business and technical personnel who have experience in a particular targeted vertical industry;

•	due to resource constraints, we have a limited number of developers who can focus on product development for our targeted vertical industries; and

•

if we decide to devote our limited resources to a targeted vertical industry, such as by dedicating a sales representative to a particular market, then that resource may not be available to focus on sales to our other targeted vertical industries.

If our strategy of developing products for specific vertical industries is not successful, our business, results of operations and financial condition could be materially and adversely affected.

In recent years, we have depended on acquisitions to increase our revenues. We may not be successful in increasing our revenues through organic growth, which may result in decreased revenues and profitability.

Our ability to achieve organic growth in our businesses is subject to a number of risks and uncertainties, including the following:

•	our investments in sales and marketing, research and development and personnel training could require significant resources and may not ultimately prove successful in generating organic growth;

•	we may not be successful in introducing our products and services into new and emerging markets, such as China and India; and

•	our strategy to sell new products to our existing customer base, which has expanded through acquisitions, may not be successful or as profitable as we expect.

Our customers sometimes do not find our other enterprise software applications to be as attractive. In addition, the revenues generated are often less than that of an independent third-party software supplier. The lower revenues are the result of the customer viewing the purchase of the cross-sold software product as only a module to its existing enterprise software solution, rather than a complete stand-alone software product and, therefore, being less willing to pay the full market price for the product than if the sale had been made by an independent third party.

In recent years, we depended more on acquisitions to increase our revenues than on the organic growth of our businesses. Our inability to achieve organic growth in our businesses will have a material and adverse effect on our business, results of operations and financial condition.

We dedicate a significant amount of resources to research and development activities and our failure to successfully develop, market or sell new products or adopt new technology platforms could have a material and adverse effect on our ability to generate revenues and sustain our profitability.

Our enterprise software applications compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. We cannot assure you that we will be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with a customer’s needs;

•	the need to educate our sales, marketing and consulting personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature and extent of customer demand.

In addition, we may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with another supplier or competitor. Any of these risks could materially and adversely affect our business, results of operations and financial condition.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenues, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all. In 2006, 2007 and 2008, our research and development expense was $19.8 million, or approximately 11.3%, $22.8 million, or approximately 9.6% and $25.9 million, or approximately

10.7%, of our total revenues, respectively. In the three months ending March 31, 2009, our research and development expense was $4.5 million, or approximately 9.0% of our total revenues. In addition, as we or our competitors introduce new or enhanced products, the demand for our older products and older versions of such products is likely to decline. If we are unable to provide continued improvements in the functionality of our older products or move customers with our older products to our newer products, maintenance and license revenues from older products may decline, which could have a material and adverse effect on our business, results of operations and financial condition.

The market for enterprise software applications and services is highly competitive, and any failure by us to compete effectively in such a market could result in price reductions, reduced margins or loss of market share, which may have an adverse effect on our revenues and profitability.

The business information systems industry in general, and the enterprise software industry in particular, are highly competitive and subject to rapid technological change. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, larger technical staffs and a larger installed customer base than we do. A number of companies offer products that are similar to our products and target the same markets as we do. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Such competitors may develop products and services that compete with our products and services or may acquire companies, businesses and product lines that compete with us. It is also possible that competitors may create alliances and rapidly acquire significant market share. Accordingly, our current or potential competitors may develop or acquire products or services comparable or superior to those that we develop, combine or merge to form significant competitors or adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. Competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our strategy in this market. If we are unable to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

We have incurred losses in prior periods and may not be able to achieve or sustain profitability.

We have incurred losses in prior periods and we may not be able to achieve or sustain operating profitability or net profitability. We may incur operating and net losses in the future due to several factors, including:

•

risks relating to our past and future acquisitions, including the continuing financial effects of past acquisitions such as intangible asset amortization, equity-based compensation and deferred tax expense; and

•

increased expenditures related to our previously acquired businesses as we seek to increase organic growth, which may include increased sales and marketing costs, including costs associated with the expected expansion of our distribution and sales channels following this offering, and increased product development expenses.

We base our budgeting decisions regarding our operating expenses on anticipated revenue trends. However, because many of our expenses are relatively fixed, we cannot quickly reduce spending in response to revenue growth that is lower than expected. As a result, in addition to the direct impact that declines in revenues would have on profitability, shortfalls in revenues compared to the estimated revenues used to plan operating expenses could result in significantly lower income or result in a greater loss than anticipated for any given period. If revenues do not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition could be materially and adversely affected.

We have acquired several companies during the past several years and intend to continue to evaluate and pursue strategic acquisitions. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions. Furthermore, we may be unable to integrate our past or future acquisitions successfully, which could result in increased costs, divert management’s attention and materially and adversely affect our business, results of operations and financial condition.

We intend to continue to evaluate and pursue strategic acquisitions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide complementary technical and commercial capabilities.

We believe that attractive acquisition candidates currently exist in our target markets, and we continuously consider a number of transactions, some of which would be material to our operations and financial condition if consummated. While we do not have a definitive agreement with respect to any material acquisition or joint venture, we enter into discussions with other companies and assess opportunities on an on-going basis. Any such acquisitions or joint ventures, if consummated, may be funded with a portion of the net proceeds from this offering or through the incurrence of debt or issuance of our class A ordinary shares.

We may incur significant costs arising from our efforts to engage in strategic transactions and these expenditures may not result in the successful completion of acquisitions. Acquisitions and investments expose us to many potential risks and challenges, including:

•	the assimilation of new operations, technologies and personnel;

•	unforeseen or hidden liabilities or expenses;

•	accounting charges;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	the potential loss of, or harm to, our relationships with our or the acquired company’s employees, users, licensors and other suppliers as a result of integration of new businesses.

Furthermore, we also may be unable to integrate our past or future acquisitions successfully. In order to realize the benefits anticipated from each acquisition, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired. In some instances we may acquire or invest in new technologies, businesses, products and services, or create a strategic alliance in areas in which we may not currently operate. Accordingly, we believe that acquisition integration may require significant attention from our management and could require our management to develop expertise in new areas and manage new business relationships, which may divert management’s attention, increase transaction costs and reduce employee morale. Our ability to integrate past and future acquisitions is subject to a number of risks and uncertainties, including:

•	our ability to retain and integrate key employees and manage employee morale;

•	our ability to integrate or combine different corporate cultures;

•	our ability to effectively integrate products, research and development, sales, marketing, accounting and finance functions and other support operations;

•	our ability to maintain focus on our day-to-day operations;

•	the discovery of unanticipated liabilities or other contingencies that we did not identify during the course of our due diligence investigations;

•	potential claims filed by terminated employees or contractors; and

•	our ability to adapt to local market conditions and business practices.

We could be prevented from, or significantly delayed in, achieving our strategic goals if we are unable to complete strategic transactions or successfully integrate acquired businesses. Our ability to complete future acquisitions depends upon a number of factors that are not entirely within our control, including our ability to identify suitable acquisition candidates, negotiate acceptable terms, conclude satisfactory agreements and secure financing. Our failure to complete strategic transactions or to integrate and manage acquired businesses successfully may materially and adversely affect our business, results of operations and financial condition.

Rapid growth and a rapidly changing operating environment may strain our limited resources. Our failure to effectively manage such growth could adversely affect our ability to earn profits.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As the demands of our customers change and if our business continues to expand, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our products and services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•	adapt our products and services and maintain and improve the quality of our products and services;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees; and

•	develop and improve our operational, financial, accounting and other internal systems and controls.

Because we rely on local management for many of our localized businesses, our business may be materially and adversely affected if we cannot effectively manage local officers.

As a global provider of enterprise software applications and related services, we have interests in companies in a wide variety of local markets, including the United States, Canada, Europe, Australia, China and other parts of Asia. As a result, we rely on our local management with limited oversight over these businesses. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, our business, results of operations and financial condition could be materially and adversely affected.

We have been increasingly moving software development capabilities for our enterprise software applications to India and China which subjects us to risks that may result in certain staffing and management difficulties which, if not effectively addressed, could delay development of upgrades and new products that, in turn, could reduce revenues and net income and increase research and development costs.

We have established a CRM-focused software development center in Bangalore, India and an ERP and SCM-focused software development center in Shanghai, China and Nanjing, China, respectively. Such off-shoring subjects us to various risks, including the following:

•	inability to hire sufficient qualified programmers and developers in these markets;

•

risks associated with turnover of programmers and developers, particularly where we have devoted significant time and resources to train such persons to be familiar with our enterprise software applications;

•

challenges related to the need to remotely manage developers and programmers in India and China, particularly when the persons most familiar with the needs of the customer and the desired new functionality and features are not located in India and China;

•	language and other communications barriers, particularly with software development in China; and

•	time zone differences, which make communicating with persons in India and China more difficult.

If we are unable to adequately staff and manage our offshore research and development operations we may not realize, in full or in part, the anticipated benefits from this initiative. In addition, other events and circumstances, such as difficulties, delays or unexpected costs, may occur which could result in our not realizing all or any of the anticipated benefits, which could have a material adverse effect on our business, financial condition, and operating results.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of intellectual property, whether owned by us or licensed to us, may reduce our revenues, devalue our brands and property, and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our licensors, partners, manufacturers, distributors and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. The validity, enforceability and scope of protection of intellectual property in many industries in China and certain other countries are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. In particular, software piracy in China and other jurisdictions in which we conduct business has been an issue of significant concern for many software publishers. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business and results of operations.

Our products and services could be found to infringe on the patents, copyrights or other intellectual property rights of others. For example, in April 2008, SFA Systems filed a claim in the United States District Court for the Eastern District of Texas against defendants NetSuite, Inc., CDC Corporation and CDC Software Inc. alleging that our MarketFirst software, which is related to certain intellectual property we acquired in our acquisition of Saratoga Systems in April 2007, infringes a patent owned by SFA Systems through assignment. The plaintiff sought a permanent injunction against defendants, damages, costs, expenses, interest, attorneys’ fees and other restitutional remedies. We were required to expend significant time and resources with respect to this matter, and generally, substantial expenses in investigating and defending against third-party infringement claims are incurred, regardless of their merit. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technology and be forced to pay fines and damages, any of which could harm our business and results of operations.

If we lose the services of key employees, it may be costly and time-consuming for us to locate other personnel with the required skills and experience.

Our success depends on the continued efforts of our board members, our senior management and our technical, research and development, services and support, marketing and sales personnel. These persons may terminate their association or employment with us at any time. We have experienced changes in our senior management for a variety of reasons, including restructuring, medical reasons, retirement, and resignations to pursue other career opportunities. Loss of the services of key members of senior management or experienced personnel can be disruptive and causes uncertainty. In particular, we depend upon the services of Mr. Peter Yip, our chief executive officer, Bruce Cameron, our president, Matthew Lavelle, our chief financial officer and other members of our management team. Mr. Yip took a leave of absence for medical reasons between February 2005 and April 2006. During that time, two other people who served as our chief executive officer and president resigned. While Mr. Yip believes that he has recovered enough to serve as our chief executive officer, we cannot assure his continued service.

The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be extremely competitive and time-consuming. We compete for a limited number of qualified individuals with more established companies with greater resources that may offer more attractive compensation or employment conditions. As a result, we may be unable to retain or integrate existing personnel or identify and hire additional qualified personnel.

Our ultimate parent corporation, CDC Corporation, has determined that material weaknesses in its internal controls over financial reporting existed during 2006 and 2007 as a result of, among other things, its inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of U.S. GAAP, particularly in the areas of accounting for income taxes and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of CDC Corporation’s financial statements for the years ended December 31, 2003, 2004 and 2005. During 2008, CDC Corporation remediated all material weaknesses in its internal controls over financial reporting that existed during 2006 and 2007 and has filed its annual report on Form 20-F for the year ended December 31, 2008 on June 30, 2009.

An inability to attract or retain additional qualified senior managers or personnel in a timely manner, or the health, family or other personal problems of key personnel could have a material and adverse effect on our business, results of operations and financial condition.

If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

We adopted an equity incentive plan in March 2009. Under such equity incentive plan, we may issue options to purchase up to 3.75 million class A ordinary shares. Although we do not intend to make any grants under the 2009 Plan until after this offering is consummated, as a result of future grants under the plan, we may incur significant share-based compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004) for the accounting treatment of our equity incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our combined statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. We cannot assure you that employee share options or other share-based compensation we may grant in the future will not have a material adverse effect on our profitability.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

A passive foreign investment company is a foreign company with predominantly investment income or whose assets are primarily intended to generate investment income. Based in part on our estimates of the value of our assets, as determined based on the assumed initial public offering price of our ADSs and class A ordinary shares and the expected price of our ADSs and class A ordinary shares following the offering, we believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future although there can be no assurance in this regard. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets. Because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs and class A ordinary shares, which is likely to fluctuate after the offering, we may be a PFIC for any taxable year as a result of the composition of our income or assets. Although we believe that we were not a PFIC for our taxable year ended December 31, 2008, that we are not a PFIC for our current 2009 tax year, and that we will not be a PFIC for later taxable years, there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which a U.S. investor held ADSs and/or class A ordinary shares certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

For more information on the tax consequences to you if we were treated as a PFIC, see “Taxation — U.S. Federal Income Tax Consequences — U.S. Holders — Status as a PFIC.” For more information regarding our expected use of proceeds, see “Use of Proceeds.”

Risks Relating to Our International Operations

A large part of our business is international and, as a consequence, there are a number of factors beyond our control associated with international operations that could materially and adversely affect our business, results of operations and financial condition.

Approximately 45% of our total revenues in 2008, and approximately 49% of our revenues in the first quarter of 2009, were derived from customers outside of North America. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues in the future, particularly as we intend to expand into targeted emerging markets, such as China. Our operations outside the United States are subject to additional risks, including:

•	changes in, or interpretations of, U.S. or foreign law that may materially and adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•	the imposition of tariffs and other trade barriers;

•	hyperinflation or economic or political instability in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	conducting business in places where business practices and customs are unfamiliar and unknown or prohibited by applicable law;

•	adverse changes in regulatory requirements, including the imposition of restrictive trade policies, including changes in export restrictions;

•	potentially adverse tax consequences;

•	worldwide political conditions and political instability;

•	fluctuations in currency exchange rates;

•	the imposition of inconsistent laws or regulations;

•	the imposition or increase of investment requirements and other restrictions by foreign governments;

•	difficulty in staffing and managing our operations;

•	different seasonal and other trends in business activities;

•	differences in cultures which may be less accepting of our business;

•	differences in accounting practices and investment requirements;

•	longer collection cycles for accounts receivable;

•	uncertainties relating to foreign laws and legal proceedings and compliance with such laws, rules and regulations;

•	having to comply with a variety of U.S. laws, including the Foreign Corrupt Practices Act;

•

having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers with products and services; and

•	adverse determinations or findings by applicable export control authorities restricting our ability to export goods and services.

We are required to comply with U.S. export control laws and regulations. Noncompliance with those laws and regulations could have a material adverse effect on our business.

The export and re-export of certain of our products to, and the provision of our services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (“EAR”), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. Accordingly, our products and services may be subject to pre-export filings; licensing requirements for certain restricted countries, parties and end users; post-export reporting; and documentation and other requirements. Although we strive to comply with applicable export requirements, we have advised the U.S. Department of Commerce of potential violations of the U.S. export control laws and regulations involving the sale of software to a customer in Syria by a reseller. We believe this sale was isolated and remediable through strengthened internal controls and procedures. Violations of export control regulations can lead to administrative, civil monetary or criminal penalties. Based on the information available at this time, we do not believe that the matters we have disclosed will result in material sanctions or penalties, and accordingly have recorded an accrual that is not material to our financial condition or results of operations. We cannot assure you that the U.S. Department of Commerce will not pursue penalties for any violations ultimately found to have occurred or that any penalties will not have a material adverse impact on our business, financial condition or results of operations.

A change in currency exchange rates could increase our costs relative to our revenues.

Our revenues, expenses and liabilities are denominated in a number of currencies, including Australian dollars, British pounds, Canadian dollars, Euros, renminbi, South Korean won, Swedish Kronas and U.S. dollars. However, our quarterly and annual financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. Any hedging policies implemented by us may not be successful, and the cost of these hedging techniques may have a negative impact on our business, results of operations and financial condition.

Risks Relating to Our Separation from, and Continuing Relationship with, CDC Corporation

We are a newly incorporated company and we have a limited history of operating as a stand-alone company. We may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company that may materially and adversely affect our results.

CDC Corporation and its subsidiaries currently assist us in performing some corporate functions, including legal, mergers and acquisitions, risk management, corporate finance, tax, accounting and treasury. Except as contemplated by our Services Agreement with CDC Corporation that will be entered prior to the consummation of this offering, CDC Corporation will no longer have any obligation to provide these functions to us.

The Services Agreement will become operative on the closing of this offering and has an initial term expiring on December 31, 2019. Thereafter, the Services Agreement will be renewed automatically for successive two-year periods unless we or CDC Corporation elects not to renew the services by providing not less than 15 months’ advance written notice. CDC Corporation will have the right to terminate the agreement at any time it ceases to own at least 50% of the total voting power of our ordinary shares. Under the Services Agreement, we and CDC Corporation will provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. If the Services Agreement is not entered into upon consummation of this offering or is terminated, we may not be able to replace these services in a timely manner or on terms and conditions, including costs, as favorable as those we receive from CDC Corporation. See “Related Party Transactions — Relationship with CDC Corporation — Services Agreement” for more information on the services agreement. In addition, we may encounter difficulty modifying or maintaining the operational, managerial and financial controls, procedures and policies that CDC Corporation had in place over our businesses prior to our becoming a stand-alone company.

Several of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation, and its other subsidiaries, which may lead to conflicting demands on their time and attention.

Some of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation and other subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Donald Novajosky, our General Counsel, and Matthew Lavelle, our Chief Financial Officer, are also officers and/or employees of CDC Corporation and/or others of its subsidiaries. Raymond Ch’ien, John Clough, and Simon Kwong Chi Wong, who are members of our Board of Directors, also serve as officers and/or directors of CDC Corporation and/or others of its subsidiaries.

In the past our CEO, CFO and General Counsel have allocated between 50% to 75% of their time to CDC Corporation and its other subsidiaries. In the future those officers are expected to devote the majority of their time to the management of our affairs, subject to variations from period to period due to particular circumstances. As a result, demands for the time and attention of our officers and directors from our company and CDC Corporation and its other subsidiaries may conflict from time to time. None of our officers and directors are obligated to contribute any specific number of hours per week to our affairs. If our officers’ and directors’ responsibilities to other CDC Corporation affiliates were to require them to devote substantial amounts of time to such affiliates in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to implement our business plans and strategies.

Our historical financial information may not be representative of our results as an independent company.

Our combined financial statements included elsewhere in this prospectus comprise our combined historical financial statements assuming that we had existed as a separate legal entity for all of the financial periods presented and owned the subsidiaries transferred to us by CDC Software International from the later of their date of incorporation or acquisition. Our combined financial statements included in this prospectus do not reflect what our results of operations, financial position and cash flows would have been had our business been a stand-alone company during the periods presented. As a public company, we will incur a significantly higher level of executive compensation, legal, accounting and other expenses than we did as a wholly owned component of CDC Corporation. Furthermore, our combined financial statements cannot be used to forecast or predict our future financial condition, results of operations or cash flows.

If we do not adequately maintain and evolve our financial reporting and management systems and our internal controls, our ability to manage and grow our business may be harmed and we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and cause the price of our ordinary shares or ADSs to decline.

Our ability to execute our business plan and implement our growth strategy requires an effective planning and management process. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively and support our growth in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, in order to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with our annual report for the year ending December 31, 2010. Any failure to implement effective controls could cause us to fail to meet our reporting obligations which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares or ADSs.

Our ultimate parent corporation, CDC Corporation, identified material weaknesses in its internal control over financial reporting as of December 31, 2006 and 2007. If CDC Corporation identifies new material weaknesses our ability to report timely and accurate financial information could be materially and adversely affected.

In connection with the audit of its consolidated financial statements for the year ended December 31, 2007, CDC Corporation and its independent registered public accounting firm concluded that material weaknesses existed in CDC Corporation’s internal control over financial reporting at December 31, 2006 and 2007. In connection with the audit of CDC Corporation’s consolidated financial statements for the year ended December 31, 2008, CDC Corporation and its independent registered public accounting firm have concluded that the material weaknesses that existed in CDC Corporation’s internal control over financial reporting at December 31, 2007 have been remediated. A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses that existed at December 31, 2007 were noted in the financial statement close and reporting processes, income taxes and treasury management. CDC Corporation also determined that material weaknesses in its internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, its inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of its organization to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of CDC Corporation’s financial statements for the years ended December 31, 2005, 2004 and 2003. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with generally accepted accounting principles.

CDC Corporation’s management has remediated its material weaknesses by taking the following steps:

•

implementing standard accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas. The new policies are intended to focus on ensuring appropriate review and approval, define minimum documentation requirements, establish objective guidelines to minimize the degree of judgment in the determination of certain accruals, enforce consistent reporting practices, and enable effective account reconciliation, trend analyses, and exception reporting capabilities.

•	hiring a VP of Tax, as well as additional tax personnel, to perform internal control procedures related to income taxes which had previously not been performed due to insufficient qualified personnel.

•

appointing a VP of Treasury with knowledge to adequately assess and monitor the accounting, economics, performance and risks related to complex treasury transactions. The VP of Treasury performs internal control procedures related to treasury which had previously not been performed due to insufficient qualified personnel.

•

continuing to consolidate CDC Corporation’s entities into geographical centers to leverage its technical accounting resources and to reduce the complexity in CDC Corporation’s month end consolidation process by eliminating duplicative accounting processes and to leverage the use of a common general ledger and financial reporting system.

•	improving quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review.

We cannot be certain that additional material weaknesses or significant deficiencies in internal controls over financial reporting will not be identified by CDC Corporation in the future. If the control deficiencies that have been identified recur, or if we or CDC Corporation identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our consolidated financial statements, and such conclusion could negatively impact the trading price of ADSs.

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a wholly owned component of CDC Corporation. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The terms of our separation from CDC Corporation, the related agreements and other transactions with CDC Corporation were determined by CDC Corporation and may be less favorable to us than we could have obtained from an unaffiliated third party.

Transactions and agreements entered into between us and CDC Corporation on or before the closing of this offering present potential conflicts between our interests and those of CDC Corporation and are not the result of arms’ length negotiations. These transactions and agreements include agreements related to the separation of our business from CDC Corporation that will provide for, among other things, the terms of our various interim and ongoing relationships, as described under “Related Party Transactions — Relationship with CDC Corporation.”

Because the terms of our separation from CDC Corporation and the related transactions and agreements were determined by CDC Corporation, the terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In some cases, the terms of such transactions and agreements may be more favorable than the terms we could have obtained from an unaffiliated third party, and we may not be able replace such terms with as favorable terms when such transactions and agreements expire. In addition, because CDC Corporation will continue to control us after the offering, it could cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We may not be able to resolve any potential conflict, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated third party.

If neither CDC Software International, our direct parent, nor CDC Games International is able to complete a “qualified initial public offering” prior to November 13, 2009, CDC Corporation, our ultimate parent, may be required to redeem up to $42.2 million in aggregate principal amount of its outstanding 3.75% Senior Exchangeable Convertible Notes due 2011, plus accrued interest. CDC Corporation may be unable to redeem these notes when required, which could result in litigation or insolvency proceedings that may indirectly have an adverse impact on our results of operations or the trading price of our ADSs.

In November 2006, our ultimate parent, CDC Corporation, issued $168 million in aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011, or the notes. See “Related Party Transactions — Relationship with CDC Corporation — 3.75% Senior Exchangeable Convertible Notes due 2011” for a description of the terms of the notes.

If neither CDC Software International, our direct parent, nor CDC Games International is able to complete a “qualified initial public offering,” or qualified IPO, prior to November 13, 2009, holders have the option to require CDC Corporation to redeem the notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption. This offering will not constitute a qualified IPO and the notes are not, and will not be, exchangeable for ordinary shares. As of April 23, 2009, an affiliate of CDC Corporation had purchased approximately $89 million in aggregate principal amount of the notes. On April 22, 2009, that CDC affiliate entered into definitive agreements to purchase an additional $36.8 million in aggregate principal amount of the notes. Upon completion of these transactions, which are subject to certain closing conditions and expected to close no later than August 15, 2009, CDC Corporation will have acquired an aggregate of $125.8 million, or approximately 75%, in aggregate principal amount of the notes. As a result, as of the date of this prospectus, CDC Corporation anticipates that the total payment required to redeem the notes in November 2009 would be approximately $53.3 million, representing principal and accrued interest, if each of the remaining non-affiliate holders elects to fully exercise its redemption option. CDC Corporation has advised us that it anticipates being able to satisfy this potential payment obligation and its obligations under the definitive agreements it has entered to purchase outstanding notes, although such expectation is based upon several factors that are beyond its control including, among others, general economic and financial conditions affecting the software industry, the financial and operating performance of its subsidiaries, and its ability to obtain debt or equity financing on commercially reasonable terms, if at all.

Neither we nor any of our subsidiaries has pledged any of our or their assets or properties to secure the obligations of CDC Corporation under the notes, nor have we or any of our subsidiaries guaranteed CDC Corporation’s performance of its obligations under the notes. As a result, we do not believe that any payment or other default by CDC Corporation under the notes, or other definitive documents entered into at the issuance of the notes, whether at maturity, upon exercise of the holders’ redemption rights, or otherwise, would have a material adverse effect on our business, financial position or results of operations or those of our subsidiaries. However, in the event that a default under the notes results in insolvency proceedings against CDC Corporation, there can be no assurance that CDC Corporation will be able to perform its obligations to us under the Services Agreement or the Trademark License Agreement to be entered into with us at the closing of this offering. Furthermore, there can be no assurance that we will not be named in litigation resulting from any default. As a result, there can be no assurance that a default by CDC Corporation under the notes will not materially and adversely impact our results of operations or the trading price of our ADSs.

If any holders were to obtain judgments in their favor on their collection claims, they could then seek to execute those judgments against one or more of CDC Corporation’s assets, including CDC Corporation’s equity interest in us. In that case, if holders holding a sufficient principal amount of notes were successful in executing on judgments in their favor, such holders might collectively be able to acquire title or control over a controlling interest in us, thereby displacing CDC Corporation as our controlling shareholder. Therefore we cannot assure you that under those circumstances CDC Corporation would continue to be able to exercise significant influence or control over us and our operations, which could have a material adverse effect on our results of operation and financial condition.

Conflicts of interest between CDC Corporation and us could be resolved in a manner unfavorable to us.

Various conflicts of interest could arise between CDC Corporation and us. After the completion of this offering some of our officers and directors may receive shares of our class A ordinary shares; however, most of our officers and directors will own shares of CDC Corporation in an amount in excess of class A ordinary shares they own in us. In addition, our chief executive officer, Mr. Peter Yip, is also the chief executive officer of CDC Software International and serves as the chief executive officer and vice chairman of the board of directors of CDC Corporation. Asia Pacific Online Limited, owned by the spouse of Mr. Yip and by a trust established for the benefit of Mr. Yip’s children, is CDC Corporation’s largest shareholder, holding approximately 22.5% of its outstanding shares as of March 31, 2009. After this offering, Mr. Yip will continue in his role as chief executive officer and executive vice chairman of the board of directors of CDC Corporation, and as chief executive officer and director of each of CDC Software International, CDC Games, CDC Games International and China.com Inc. and, therefore, will not devote his time exclusively to us as our chief executive officer. Similarly all of our directors serve on the board of directors of CDC Corporation (and/or its affiliates) and certain of our executive officers are also officers of CDC Corporation (and/or its affiliates) and will also not devote their time exclusively to us. Ownership interests of directors or officers of CDC Corporation or CDC Software International in our class A ordinary shares, or service as either a director or officer of these companies, could create or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for CDC Corporation, CDC Software International and us. These decisions could, for example, relate to:

•	disagreements over corporate and strategic opportunities;

•	competition between us, CDC Software International and/or CDC Corporation;

•	management share ownership;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services, arrangements and related pricing terms between us and CDC Corporation, including under our Services Agreement and Trademark License Agreement with CDC Corporation.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with CDC Corporation while it remains our indirect controlling shareholder. Moreover, subject to applicable law, CDC Corporation and CDC Software International will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us. In addition, a majority our directors and officers are also directors and officers of CDC Corporation. Our directors or officers who provide, and receive incentive compensation for, services as a director or officer of CDC Software International or CDC Corporation may face conflicts of interest with regard to the allocation of time among us, CDC Software International and CDC Corporation or in fulfilling obligations to us, CDC Software International and CDC Corporation.

Under Cayman Islands law our directors and officers generally owe us various fiduciary duties, including the duties of loyalty, honesty and good faith. This means that our officers and directors are obligated to act in our best interests, and not the best interests of other companies with which we may be affiliated or to individual shareholders and that our directors and officers are not entitled to consider the interests of another company, or a specific group of shareholders or creditors in determining whether or not to adopt a particular course of action. To reduce the risks faced by our officers and directors, our amended and restated memorandum and articles of association require that our Audit Committee review and approve any potential conflicts of interest, including transactions involving us and the following:

•	any shareholder owning an interest in the voting power of us or any subsidiary of ours that gives such shareholder significant influence over us or any subsidiary of ours;

•	any director or executive officer of us or any subsidiary of ours and any relative of such director or executive officer;

•

any person in which a substantial interest in the voting power of us is owned, directly or indirectly, by any person described in the points above or over which such a person is able to exercise significant influence; and

•	any affiliate (other than a subsidiary) of us.

While our amended and restated memorandum and articles of association, as well as the NASDAQ Marketplace Rules to which we will be subject upon completion of this offering, contain provisions that may reduce the likelihood that we will be materially and adversely affected by such conflicts, we cannot assure you that such provisions will be effective.

We may enter into business opportunity right of first refusal agreements with one or more affiliates of CDC Corporation, or entities formed by CDC Corporation or its subsidiaries, which could adversely affect our ability to pursue certain acquisition opportunities that would otherwise be available to us.

Our indirect parent company, CDC Corporation and certain subsidiaries and affiliates thereof have formed, and may in the future form, entities for the purpose of acquiring businesses in industries and geographies that are similar to those in which we now, or may, in the future, operate. Furthermore, due to the potential conflicts of interest that could arise among CDC Corporation and certain of its subsidiaries, including us, on the one hand, and such other entities on the other hand, and the officers and directors of the foregoing entities, we may enter into business opportunity right of first refusal agreements pursuant to which we may attempt to determine how potential business opportunities may be shared among us. These right of first refusal agreements would be of limited duration, and may not be enforceable against these other entities.

Although we do not currently believe that any such subsidiary or affiliate formed by CDC Corporation or its affiliates would attempt to pursue any acquisition in the industries in which we currently operate, we cannot assure you that conflicts of interest and disputes will not occur in the future, and in such cases, that they will be resolved successfully in our favor.

Because we may enter into, and be bound by, each of the right of first refusal agreements discussed above, our ability to pursue certain acquisition opportunities that would otherwise be available to us may be adversely affected. If we were unable to pursue an opportunity as a result of the restrictions contained in the right of first refusal agreements, our ability to grow our business through acquisition could be adversely affected.

Upon completion of this offering, we will be a “controlled company” within the meaning of the NASDAQ Marketplace Rules and will rely on exemptions from certain corporate governance requirements.

CDC Corporation will continue to hold more than 50% of our voting power upon completion of this offering, as a result of which we will be a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we will be exempt from NASDAQ’s corporate governance Rule 5605(b), which means that:

•	a majority of our Board of Directors does not need to be comprised of “independent directors” as defined by the NASDAQ Marketplace Rules; and

•	our compensation committee and nominating committee do not need to be comprised solely of “independent directors”.

In spite of this exemption, five out of six of our directors will meet the definition of “independent director” under the NASDAQ Marketplace Rules.

Although all of the directors who serve on our compensation committee are currently considered independent under the NASDAQ Marketplace Rules, we cannot assure you that any of our directors will continue to satisfy these independence requirements in the future. Furthermore, we note that Mr. Peter Yip, who serves as one of our three directors serving on the nominating committee, is not considered an independent director under the NASDAQ.

In the event we are no longer a controlled company, we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating committees comprised solely of independent directors within one year of the date that we no longer qualify as a controlled company.

Unless we no longer qualify, or choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Because CDC Corporation, as the indirect holder of all of our class B ordinary shares, will control the majority of the voting power of our ordinary shares, other shareholders will be unable to affect the outcome of shareholder votes with respect to most events.

Our class A ordinary shares have one vote per share, and our class B ordinary shares have 10 votes per share. Following this offering, CDC Corporation will indirectly own 100% of our issued and outstanding class B ordinary shares through its 100% ownership of CDC Software International, representing 98.1% of the combined voting power of our aggregate issued and outstanding ordinary shares and 83.4% of the economic interest in our outstanding ordinary shares (or 97.7% and 81.2%, respectively, if the underwriters’ over-allotment option is exercised in full). Accordingly, CDC Corporation has and is expected to maintain the ability to determine the outcome of shareholder votes with respect to most events that may require shareholder approval, including:

•	mergers, consolidations and other business combinations;

•	election or non-election of directors;

•	removal of directors; and

•	amendments to our memorandum and articles of association.

As a result, CDC Corporation may be able to effectively approve or prevent a merger, consolidation or other business combination, elect or not elect directors, approve or prevent the removal of a director and approve or prevent amendments to our memorandum and articles of association. CDC Corporation’s interests in any of these matters may be contrary to the interests of our class A shareholders.

For more information regarding the shareholdings of CDC Corporation, see “Principal and Selling Shareholder.”

We may lose rights to key intellectual property rights if CDC Corporation’s indirect ownership drops below certain levels.

As CDC Corporation is our indirect parent company, we are the beneficiary of some of CDC Corporation’s intellectual property rights, including the use of its trademarks and service marks pursuant to the Trademark Licensing Agreement to be entered into with it prior to the consummation of this offering. If CDC Corporation ceases to own indirectly at least 50% of the total voting power of our ordinary shares, either we or CDC Corporation has the right to terminate the Trademark License Agreement, subject to a six month notice period. If we are no longer permitted to use CDC Corporation’s intellectual property, including its trademarks and service marks, we will need to expend significant time, effort and resources to establish a new brand name in the marketplace, which may not be successful. If we are unsuccessful in establishing our brand identity, our business, results of operations and financial condition could be materially and adversely affected. See “Related Party Transactions — Relationship with CDC Corporation — Trademark License Agreement.”

Because CDC Corporation has not agreed to retain or otherwise indemnify us for liabilities arising from the operation of our business prior to our legal formation, third parties may seek to hold us responsible for any such liabilities.

CDC Corporation has not agreed to retain or otherwise indemnify us for any liabilities that may arise in the future from the operation of our business by other CDC subsidiaries prior to our legal formation and the contribution or transfer of that business to us. If those liabilities are significant and we are ultimately held liable for them, we might not be able to recover any of our losses from CDC Corporation, and our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to This Offering and Our ADSs

There may not be a public market for our ADSs and the price of the ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our class A ordinary shares or ADSs. While our ADSs have been approved for listing on the NASDAQ Global Market, an active or liquid public market for our ADSs may not develop or be sustained. If an active trading market is not developed and maintained, the liquidity and market price of our ADSs could be negatively affected.

The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our ADSs after this offering. The market price of our ADSs could fluctuate significantly due to:

•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates of public market analysis;

•	announcements relating to our business or the business of our competitors;

•	the addition or departure of key personnel;

•	potential litigation or administrative investigations;

•	the success of our operating strategy;

•	the operating and share price performance of other comparable companies; and

•	general economic, political and regulatory conditions in the countries in which we operate.

Many of these factors are beyond our control and we cannot predict their potential effects on the price of our ADSs. If the market price of our ADSs declines significantly, you may be unable to resell your ADSs at or above the public offering price. In addition, the stock markets in general can experience considerable price and volume fluctuations. The market price of our ADSs could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition.

You will experience immediate and substantial dilution in the book value of the ADSs you purchase.

The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to this offering. Accordingly, when you buy our ADSs in this offering at the initial public offering price, you will incur immediate and substantial dilution of approximately $10.18 per ADS, representing the difference between the public offering price per ADS and our pro forma net tangible book value per ADS as of March 31, 2009 after giving effect to this offering at the mid-point of the offering price range set forth on the cover page of this prospectus of $12.00 per ADS, the contribution from CDC Corporation of $14.6 million to our additional paid in capital representing the outstanding balance of our short-term loan from CDC Corporation to be contributed to additional paid in capital upon effectiveness and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, you may experience further dilution to the extent that additional ADSs are issued upon the exercise of share options. See “Dilution.”

Future sales, or the perception of future sales, of a substantial amount of our ordinary shares or ADSs could depress the trading price of our ADSs.

Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our ordinary shares or ADSs could materially and adversely affect the prevailing trading price of our ADSs and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be 4.8 million class A ordinary shares represented by the ADSs sold in this offering and 24.2 million class B ordinary shares outstanding. The 4.8 million ADSs (and the class A ordinary shares represented thereby) sold by us and the selling shareholder in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining 24.2 million class B ordinary shares owned by our existing shareholder will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, our officers, directors, CDC Corporation and CDC Software International have agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares or engage in any hedging transactions for 270 days after the date of this prospectus. Following the expiration of the lock-up period, all of these ordinary shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the ordinary shares or ADSs that may be sold into the public market in the future.

In addition, we may issue ordinary shares, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of ordinary shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

We have not allocated a significant portion of the net proceeds to be received by us from this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on our management’s judgment regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We do not intend to pay dividends on our ordinary shares in the foreseeable future.

We currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. You may not receive any return on your investment from dividends.

Our ADS price could be adversely affected if our parent company materially changes its holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner.

Following this offering, CDC Software International will own 100% of our outstanding class B ordinary shares, representing 98.1% of the aggregate voting power of our outstanding ordinary shares and 83.4% of the economic interest in our outstanding ordinary shares (or 97.7% and 81.2%, respectively, if the underwriters’ over-allotment option is exercised in full). There is no guarantee that CDC Software International will continue to hold our shares going forward for any length of time. If CDC Software International disposes, or if our investors expect CDC Software International to dispose of, a substantial portion of their shareholdings in us at any time, it could adversely affect our ADS price. For more information regarding the shareholdings of CDC Software International, see “Principal and Selling Shareholder” and “Related Party Transactions.”

We may incur significant costs to avoid being considered an investment company under the Investment Company Act of 1940.

We may incur significant costs and management time to avoid investment company status under the Investment Company Act of 1940, as amended, or the Investment Company Act. Based upon an analysis of our combined historical assets as at March 31, 2009 and income for the year ended March 31, 2009 and the manner in which we intend to operate our business, we do not believe we will be considered an investment company. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company in the future. It is not feasible for us to be regulated as an investment company because application of Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our businesses.

Anti-takeover provisions in our charter documents may adversely affect the price of our ADSs.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares, including class A ordinary shares, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, our board of directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to our board of directors more difficult than if such provision was not in place.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our 25.0 million ordinary shares currently held by CDC Software International will be redesignated as 24.2 million class B ordinary shares and 800,000 class A ordinary shares, respectively, following the adoption of an amended and restated memorandum and articles of association by our sole shareholder, which will occur immediately prior to the closing of the offering. Holders of class B ordinary shares are entitled to 10 votes per share, while holders of class A ordinary shares are entitled to one vote per share. We will issue and sell 4.0 million ADSs representing class A ordinary shares and the selling shareholder will sell 800,000 ADSs in connection with this offering. CDC Corporation, through CDC Software International, will continue to hold all of our class B ordinary shares. Upon the completion of this offering, holders of our outstanding class B ordinary shares will represent 98.1% of our aggregate voting power, and holders of our outstanding ADSs (representing class A ordinary shares) will represent 1.9% of our aggregate voting power, assuming no exercise of the underwriters’ over-allotment option. Each class B ordinary share is redeemable at the option of the holder thereof at any time in accordance with our amended and restated memorandum and articles of association. Immediately following such redemption we will issue a new class A ordinary share. Class A ordinary shares are not redeemable for class B ordinary shares under any circumstances.

Due to the disparate voting powers attached to these two classes, our existing shareholder will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ADSs may view as beneficial.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands and certain other British commonwealth jurisdictions) are binding on a court in the Cayman Islands. Decisions of the English Courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority, but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a United States company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in foreign jurisdictions based on United States or other foreign laws against us, our management or some of the experts named in the prospectus.

We are incorporated under the laws of the Cayman Islands. We conduct our operations in many jurisdictions throughout the world, including China. In addition, many of our directors and executive officers, some of the experts named in this prospectus and the selling shareholder, reside in jurisdictions outside of the United States, and substantially all of the assets of these persons are located in jurisdictions outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

Even if we pay dividends or other distributions on our class A ordinary shares, you may not receive them or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on class A ordinary shares or other deposited securities after deducting its fees, charge, and expenses and any taxes withheld, duties or governmental charges. You will receive these distributions in proportion to the number of class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our class A ordinary shares). However, the depositary is not responsible if it decides that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distributions we make on our class A ordinary shares or any value for them if it is illegal or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs and may result in a U.S. federal income tax liability where dividends are actually or constructively received by the depositary even where no actual distributions are paid to an ADS holder.

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening general meetings of shareholders is      days. When a general meeting of shareholders is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your class A ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the class A ordinary shares underlying your ADSs may not be voted as you requested. For more information about voting rights associated with your ADSs see “Description of American Depositary Shares — Voting Rights.”

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our competitive strengths;

•	expectations and targets for our results of operations;

•	our business prospects; and

•	our acquisition and expansion strategy.

The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	we have a limited operating history as a stand-alone company;

•	our ability to integrate the operations of the various businesses we acquire;

•	our ability to grow our businesses organically in the future;

•	our ability to manage costs, particularly as a result of our acquisition strategy;

•	our ability to operate in markets in which we lack experience and have a limited operating history;

•

risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•

our ability to take advantage of opportunities to market and sell our enterprise software applications and services to customers directly and through distribution channels and business partners in emerging markets;

•	our ability to successfully develop, market and sell enterprise software applications for specific targeted vertical industries; and

•	our ability to protect intellectual property rights for our software products.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates that are based on industry publications, surveys and forecasts, including reports published by Gartner. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets in several foreign jurisdictions in which we operate, including China and India, subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.”

The Gartner report described herein, or the Gartner Report, represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., that are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us will be approximately $43.4 million, assuming an initial offering price of $12.00 per ADS, which is the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per ADS would increase or decrease the net proceeds from this offering by $3.7 million, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered as set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

We intend to use the net proceeds from this offering for general corporate purposes, including expanding our direct and indirect sales channels, funding our working capital, research and development, performance based acquisition related payments, and possible acquisitions of, and strategic investments in, complementary businesses, products and technologies. We periodically engage in preliminary discussions with respect to potential acquisitions.

Except as disclosed below, we are not currently a party to any binding agreements or commitments with respect to any acquisitions for which we intend to use proceeds from this offering.

On February 9, 2009, we signed a letter of intent to acquire WKD Solutions Ltd., a provider of supply chain event management and business activity monitoring solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements, for £1.0 million (approximately $1.5 million using the exchange rate applicable on February 9, 2009). This acquisition is subject to several standard closing conditions including receipt of approval from our board of directors and the satisfactory completion of due diligence. In the event that this acquisition is consummated, we anticipate that we will utilize an aggregate of approximately $1.5 million of the proceeds of this offering to acquire WKD Solutions Ltd.

We believe that our cash flow will fund estimated future working capital expenditures, planned capital expenditures and small acquisitions. However, proceeds from this offering will further enable us to make more significant acquisitions than those that could be funded solely from our cash flow. The proceeds of this offering may also be used to accelerate certain working capital projects such as the integration of our operating subsidiaries into a common general ledger system and accelerate the expansion of office space to accommodate a growing employee base.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we intend to hold the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect the issuance of 25.0 million ordinary shares to CDC Software International in April 2009; and

•

as adjusted further to reflect (i) the contribution of the short-term loans from CDC Corporation outstanding upon consummation of the offering to additional paid in capital assuming the amount outstanding on the consummation of the offering is the same as at March 31, 2009; (ii) the designation of our issued and outstanding ordinary shares held by CDC Software International into 24.2 million class B ordinary shares and 800,000 class A ordinary shares, respectively; and (iii) the issuance and sale of 4.0 million class A ordinary shares represented by ADSs by us and the sale of 800,000 class A ordinary shares represented by ADSs by the selling shareholder offered hereby assuming an initial public offering price of $12.00 per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our combined financial statements and the related notes included elsewhere in this prospectus, and the information under “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Indebtedness:
Short-term bank loans	$5,510	$5,510	$5,510
Short-term loan from CDC Corporation	14,641	14,641	-

Total short-term indebtedness (a)	20,151	20,151	5,510
Shareholder’s equity (deficit):
Ordinary shares, $0.001 par value; 50,000 shares authorized; 0 shares issued and outstanding, actual; 25,000 shares issued and outstanding, pro forma; 0 outstanding, pro forma as adjusted (b)	-	25	-
Class A ordinary shares, $0.001 par value; 50,000 shares authorized; 0 shares issued and outstanding, actual and pro forma; 4,800 shares issued and outstanding, pro forma as adjusted	-	-	5
Class B ordinary shares, $0.001 par value; 27,000 shares authorized; 0 shares issued and outstanding, actual and pro forma; 24,200 shares issued and outstanding, pro forma as adjusted (b)	-	-	24
Additional paid in capital	203,989	203,989	203,989
Additional paid in capital resulting from the issuance of class A ordinary shares	-	-	43,385
Additional paid in capital resulting from contribution of short-term loan from CDC Corporation	-	-	14,641
Accumulated deficit	(1,382)	(1,382)	(1,382)
Accumulated other comprehensive income (loss)	(4,166)	(4,166)	(4,166)

Total shareholder’s equity	198,441	198,466	256,496

Total capitalization (c)	$218,592	$218,617	$262,006

(a)	All such indebtedness is unsecured and unguaranteed.

(b)	In April 2009, we issued 30 million ordinary shares to CDC Software International. On , 2009, we effected a recapitalization through a repurchase of 5 million of our ordinary shares from CDC Software International at par in order to reduce the number of outstanding shares from 30 million to 25 million.

(c)	Assumes an initial public offering price of $12.00 per ADS, which is the midpoint of the price range set forth on the cover of this prospectus. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of accumulated deficit, total shareholders equity and total capitalization by approximately $3.7 million after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

DILUTION

Our ordinary shares, following the adoption of our amended and restated memorandum and articles of association, will be redesignated as class A ordinary shares and class B ordinary shares, which will be held by CDC Software International, our parent company, which is our sole shareholder. Our net tangible book deficiency as of March 31, 2009 was $5.1 million, or $0.21 per ordinary share, after giving effect to the issuance of 25.0 million ordinary shares to CDC Software International. Net tangible book deficiency per ordinary share represents the amount of total tangible assets minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ADS.

Without taking into account any other changes in net tangible book value after March 31, 2009, other than to give effect to the issuance and sale of 4.0 million ADSs by us in this offering at an assumed initial public offering price of $12.00 per ADS which is the midpoint of the price range set forth on the cover of this prospectus, the contribution from CDC Corporation of $14.6 million to our additional paid in capital representing the outstanding balance of our short-term loan from CDC Corporation which will be contributed to additional paid in capital upon consummation of this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2009 would have been $1.82 per ordinary share and $1.82 per ADS. This represents an immediate increase in net tangible book value of $2.03 per ordinary share to existing ordinary shareholders and an immediate dilution in net tangible book value of $10.18 per ADS to purchasers of this offering.

The following table illustrates the dilution on a per class A ordinary share and per ADS basis assuming that the initial public offering price per class A ordinary share is $12.00:

Assumed initial public offering price per class A ordinary share		$12.00
Assumed initial public offering price per ADS		$12.00
Net tangible book value (deficiency) per ordinary share	$(0.21)
Increase in net tangible book value per existing ordinary share attributable to this offering	2.03

Adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering		1.82

Dilution per class A ordinary share to investors in this offering		$10.18

Dilution per ADS to investors in this offering		$10.18

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per ADS would increase (decrease) our adjusted net tangible book value after giving effect to the offering by $3.7 million and the adjusted net tangible book value per ordinary share after giving effect to this offering by $0.13 per ordinary share, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The adjusted information discussed above is illustrative only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma, as adjusted, basis, the differences as of March 31, 2009 between our existing shareholder and the new investors with respect to the number of ordinary shares or ADSs purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid. The total number of our ordinary shares or ADSs does not include any ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares or ADSs Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Ordinary share	Average Price Per ADS
Existing shareholder (1)	24,200,000	83.4%	$24,200	0.04%	$0.001	$0.001
New investors (1)	4,800,000	16.6%	$57,600,000	99.96%	$12.00	$12.00

Totals	29,000,000	100%	$57,624,200	100%	$1.99	$1.99

(1)	Upon completion of this offering, our direct parent, the sole existing shareholder, will hold 100% of our class B ordinary shares and new investors will hold class A ordinary shares represented by ADSs. Our direct parent is a selling shareholder in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by $4.8 million, $4.8 million and $0.17, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses at the offering.

DIVIDEND POLICY

We do not intend to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to retain most, if not all, of our available funds and all future earnings for use in the operation and expansion of our business.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to Cayman Islands law. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon:

•	our future operations and earnings;

•	our capital requirements and surplus;

•	our general financial condition;

•	our contractual restrictions; and

•	other factors as our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of class A ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Description of American Depositary Shares.”

ENFORCEABILITY OF CIVIL LIABILITIES

We and the selling shareholder are incorporated in the Cayman Islands and are subject to Cayman Islands law. Some of the benefits associated with being incorporated in the Cayman Islands are:

•	relative political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the fact that we are incorporated in the Cayman Islands could present potential disadvantages to us or our shareholders, including the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Our affiliate, Ross Systems, Inc., 2002 Summit Boulevard, Suite 700, Atlanta, Georgia 30319, is named as our agent upon whom process may be served in any action brought against us under the securities laws of the United States as it relates to this offering. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum (or in certain limited circumstances, orders that the defendant do or refrain from doing a certain thing);

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

While there is no binding judicial authority on the point, it is likely that this would include a non-penal judgment of a U.S. court imposing a monetary award based on the civil liability provisions of the U.S. federal securities law (provided the above conditions were also satisfied).

In addition, DLA Piper Hong Kong, our Hong Kong counsel, has advised us that there is uncertainty as to whether the courts of Hong Kong would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

SELECTED COMBINED FINANCIAL DATA

The following selected combined financial data should be read in conjunction with our audited and unaudited combined historical financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

The tables below present our selected historical combined financial data as of and for the years ended December 31, 2006, 2007 and 2008, as of March 31, 2009 and for the three months ended March 31, 2008 and 2009 from our combined balance sheets and the related combined statements of operations, cash flows and invested equity and the notes thereto for those periods. The selected combined financial data as of and the for years ended December 31, 2006, 2007 and 2008 has been adjusted for our adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements.

The selected historical financial data as of and for the years ended December 31, 2007 and 2008 have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The selected historical financial data as of March 31, 2009 and for the three months ended March 31, 2008 and 2009 have been derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus. The combined financial statements have been prepared and presented in accordance with U.S. GAAP.

We derived the selected combined financial data as of and for the year ended December 31, 2006 from our unaudited combined financial statements for that year, which are not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. Our combined financial statements have been derived from the combined financial statements and historical accounting records of CDC Corporation. All of the assets, liabilities, operations and activities of our business are those that comprised the Software segment of CDC Corporation in 2008.

We have not prepared selected or summary combined financial data as of and for the years ended December 31, 2004 and 2005 because of the significant cost and effort involved with properly preparing and verifying all the financial information needed to present our results of operations and financial position as an independent stand-alone company for these periods.

Before the completion of this offering, CDC Corporation, our ultimate parent, will cause CDC Software International to transfer the shares of those subsidiaries through which we will conduct our business to us. While we believe the assumptions relating to allocations of revenues, expenses, assets and liabilities underlying our combined financial statements are reasonable, our combined financial statements do not necessarily reflect what our results would have been had we been a stand-alone company during any of the periods presented.

The combined financial statements reflect allocations between us and CDC Corporation of certain costs incurred by either us or CDC Corporation on behalf of the other party. CDC Corporation has incurred on our behalf costs such as directors’ and officers’ liability insurance and we have provided certain U.S.-based corporate functions, including legal and accounting services to CDC Corporation. We allocated costs of $0.6 million during 2006, $5.5 million during 2007 and $12.4 million during 2008 and $2.9 million during the three months ended March 31, 2009, to CDC Corporation.

	Years ended December 31,			Three months ended March 31,
	2006	2007	2008	2008	2009
	(in thousands)
COMBINED STATEMENT OF OPERATIONS:
REVENUE:
Licenses	$46,707	$61,147	$44,249	$10,144	$6,887
Maintenance	63,264	86,441	103,421	25,535	24,112
Professional services	64,825	86,924	87,971	22,393	18,680
Hardware	-	3,909	3,870	857	345
Royalties from related parties	-	530	1,276	297	329

Total revenue	174,796	238,951	240,787	59,226	50,353

COST OF REVENUE:
Licenses	13,039	18,772	19,946	4,555	4,578
Maintenance	9,539	11,623	15,937	3,958	3,542
Professional services	51,693	67,999	71,949	18,786	15,818
Hardware	-	3,118	2,998	717	239

Total cost of revenue	74,271	101,512	110,830	28,016	24,177

Gross profit	100,525	137,439	129,957	31,210	26,176

OPERATING EXPENSES:
Sales and marketing expenses	42,383	60,864	54,177	15,616	7,653
Research and development expenses	19,842	22,832	25,909	6,034	4,531
General and administrative expenses	26,567	40,685	44,124	10,418	9,078
General and administrative expenses allocated to Parent	(572)	(5,479)	(12,379)	(3,075)	(2,862)
Exchange (gain) loss on deferred tax assets	-	(3,762)	3,271	506	228
Amortization expenses	3,468	5,730	6,843	1,607	1,259
Restructuring and other charges	1,877	1,910	5,012	101	431

Total operating expenses	93,565	122,780	126,957	31,207	20,318

Operating income	6,960	14,659	3,000	3	5,858
Other income, net	1,190	1,642	857	196	144

Income before income taxes	8,150	16,301	3,857	199	6,002
Income tax expense	(666)	(9,499)	(4,877)	(242)	(2,003)

Net income (loss)	7,484	6,802	(1,020)	(43)	3,999
Net income (loss) attributable to noncontrolling interest	(896)	(1,852)	126	7	49

Net income (loss) attributable to controlling interest	$6,588	$4,950	$(894)	$(36)	$4,048

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted			$(0.04)		$0.16

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted			$(0.04)		$0.16

Weighted average shares of class A outstanding - basic and diluted			800,000		800,000

Weighted average shares of class B outstanding - basic and diluted			24,200,000		24,200,000

OTHER FINANCIAL DATA:
Adjusted EBITDA (1)	$20,763	$36,021	$39,641	$6,933	$12,672

	As of December 31,			As of March 31,	Pro Forma(2) March 31,
	2006	2007	2008	2009	2009
	(in thousands)
COMBINED BALANCE SHEET DATA
Cash and cash equivalents	$17,410	$23,657	$27,341	$17,446	$17,446
Restricted cash	$1,983	$3,616	$3,677	$3,664	$3,664
Working capital (3)	$21,954	$(46,710)	$(20,405)	$(11,652)	$2,989
Total assets	$292,355	$394,720	$348,281	$330,854	$345,495
Total debt (4)	$2,719	$44,736	$25,406	$5,510	$5,510
Total invested equity	$175,505	$207,720	$194,807	$198,441	$213,082

(1)	We define Adjusted EBITDA as operating income less restructuring and other charges, depreciation and amortization, stock compensation expenses and unrealized exchange rate (gains) losses on deferred tax assets. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with U.S. GAAP. The primary limitations associated with the use of Adjusted EBITDA as compared to U.S. GAAP results is (i) it may not be comparable to similarly titled measures used by other companies in our industry, and (ii) it excludes financial information that some may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and U.S. GAAP results, including providing a reconciliation of Adjusted EBITDA to U.S. GAAP results, to enable investors to perform their own analysis of our operating results.

We believe that this non-GAAP financial measure facilitates making period-to-period comparisons, and provides investors with additional information to evaluate our operating performance. We also present Adjusted EBITDA because we use it internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. Management and the board utilize this non-GAAP financial information to compare our results of operations versus the comparable periods in prior years and utilize Adjusted EBITDA in calculating whether or not we met the performance targets of our Annual Cash Incentive Plans. Management and the board also utilize this non-GAAP financial measure when comparing our actual against budgeted performance targets and in establishing the annual budget. In addition, management uses Adjusted EBITDA to allocate resources to enhance the financial performance of our business.

Restructuring expenses are not considered in assessing our performance as they have fluctuated from period to period and they are not expected to be material in the future. We have largely completed our previously announced restructuring and consolidation of administrative operating locations and therefore do not expect future restructuring activities to be material. Depreciation, amortization, stock compensation expenses, unrealized exchange (gains) losses on deferred tax assets are included in our Adjusted EBITDA reconciliation as they represent noncash charges which are not considered by management in evaluating our operating performance.

(2)	The pro forma information reflects re-designation of the Company’s existing common shares into 800,000 class A shares and 24,200,000 class B common shares and the contribution of the outstanding gross short-term loan from Parent of $14,641 as of March 31, 2009 to additional paid in capital.

	Years ended December 31,			Three months ended March 31,
	2006	2007	2008	2008	2009
	(in thousands)
Reconciliation from U.S. GAAP results to Adjusted EBITDA
Operating income	$6,960	$14,659	$3,000	$3	$5,858
Add back restructuring and other charges	1,877	1,910	5,012	101	431
Add back depreciation expenses	2,232	3,084	4,201	1,114	823
Add back amortization expense	8,477	18,435	22,609	4,865	5,151
Add back stock compensation expenses	1,217	1,695	1,548	344	181
Add back unrealized exchange rate (gains) losses on deferred tax assets	-	(3,762)	3,271	506	228

Adjusted EBITDA	$20,763	$36,021	$39,641	$6,933	$12,672

Adjusted EBITDA was $20.8 million, $36.0 million and $39.6 million for the years ended December 31, 2006, 2007 and 2008, respectively, and was $6.9 million and $12.7 million for the three months ended March 31, 2008 and 2009. We capitalized internally developed software costs of $10.7 million, $9.9 million, and $7.3 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $2.9 million and $0.9 million for the three months ended March 31, 2008 and 2009. Internally developed software costs are credited against research and development expenses in our combined statements of operations.

(3)	Working capital represents current assets less current liabilities.

(4)	Total debt includes short-term bank loans and short-term loans from CDC Corporation. Upon consummation of this offering the then-outstanding amount of loans from CDC Corporation will be contributed to our additional paid-in capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited combined financial statements and related notes included in this prospectus beginning on page F-1. Our audited combined financial statements have been prepared in accordance with U.S. GAAP. Statements in this prospectus which are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or other wording indicating future results or expectations. Forward-looking statements are subject to significant risks and uncertainties. Our actual results may differ materially from the results discussed in these forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed under “Risk Factors” and elsewhere in this prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these factors. We undertake no obligation to update any forward-looking statements to reflect any event or circumstance that arises after the date of this prospectus.

Business Overview

We are a global provider of a broad suite of scalable enterprise software applications to customers in select industries, which we refer to as our targeted vertical industries. Our software applications enable our customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

We strive to ensure that our applications portfolio addresses the major industry-influenced technology challenges facing our customers. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to extensive regulatory requirements. We believe that the industry-specific functionality incorporated in our software applications addresses our customers’ specific requirements more reliably and more cost-effectively than conventional horizontal enterprise software applications.

Our principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization; and

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes.

We have three principal sources of revenue:

•	license revenues generated from the sale of licenses to our enterprise software applications;

•	maintenance revenues derived from the sale of software support; and

•	revenues derived from the provision of professional services, including software implementation, customer education and training services.

In 2008, we generated $240.8 million in total revenue and $39.6 million in Adjusted EBITDA with a revenue mix of: license sales 18%, maintenance 42%, professional services 37% and hardware 2%. We manage our business based on three geographic regions: Americas (North America and Latin America), EMEA (Europe, Middle East and Africa) and Asia Pacific. Geographic revenue is based on the location of the customer. The geographic mix of our revenues in 2008 was: Americas 55%, EMEA 40% and Asia Pacific 5%.

During the three months ended March 31, 2009, we generated $50.4 million in total revenue and $12.7 million in Adjusted EBITDA with a revenue mix of: license sales 13.7%, maintenance 47.9%, professional services 37.1% and hardware 0.1%. The geographic mix of our revenues in the three months ended March 31, 2009 was: Americas 52%, EMEA 40% and Asia Pacific 8%.

Recent Developments

Set forth below is a discussion that includes preliminary unaudited financial information for the quarter ended June 30, 2009. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments that we consider necessary for a fair presentation of such information. However, the preliminary financial information is still subject to review and may change if new information becomes available to management that materially impacts these results.

We estimate that revenue increased from $50.4 million in the first quarter of 2009 to $50.6 million in the second quarter of 2009.

•

License revenue increased from $6.9 million in the first quarter of 2009 to $7.7 million in the second quarter of 2009 due to renewed interest in our software applications after a delay in purchases primarily from the global slowdown, including strong sales to existing customers and in North America, and typically higher second quarter license revenues resulting from annual customer budget cycles.

•

Maintenance revenue increased from $24.1 million in the first quarter of 2009 to $24.7 million in the second quarter of 2009 primarily due to the favorable impact of foreign exchange rates as well as additional license sales in the first half of 2009 coupled with continuing high maintenance retention rates.

•

Professional services revenues decreased from $18.7 million in the first quarter of 2009 to $17.3 million in the second quarter of 2009. As the recognition of professional services revenues typically lags the licenses in respect of which such services are rendered, the decline in professional services revenues reflected the decrease in license revenues experienced in the first quarter of 2009.

•	Hardware revenue increased from $0.3 million in the first quarter of 2009 to $0.7 million in the second quarter of 2009 primarily due to hardware sales associated with license deals.

•

Royalties from related parties decreased from $0.3 million in the first quarter of 2009 to $0.2 million in the second Quarter of 2009 primarily due to lower revenue from our CDC CRM Solutions India franchise partner.

For additional information regarding the various risks and uncertainties inherent in such estimates, see

“Special Note on Forward-Looking Statements.” Financial results for the three months ended June 30, 2009 may not be indicative of our full year results for the year ending December 31, 2009 or future quarterly periods.

Key Economic Trends and Uncertainties Affecting our Revenues and Results of Operations

Economic Conditions

Global macro economic trends, technology spending and the growth of the overall enterprise software applications market are important barometers for our business. According to the International Monetary Fund January 28, 2009 World Economic Outlook Update, the global economy grew 3.4% in 2008 compared to 5.2% in 2007. In 2008 the United States economy grew 1.1%, and is projected to contract by 1.6% in 2009. Western Europe’s economy also grew 1.0% in 2008, and is forecast to shrink by 2.0% in 2009. The United Kingdom separately grew 0.7% in 2008 and is forecast to decline by 2.8% in 2009.

A slowing macro-economic environment impacts the timing of closing software transactions and lengthens the software sales cycles, which in turn affects our revenues and earnings per share. In the first half of 2008, our combined license revenues decreased 19%, while in the second half of 2008, license revenues decreased 36% compared to the first and second halves of 2007, respectively. With the current macro-economic environment, we believe companies will seek to protect their balance sheets and hoard cash, which in turn will drive lower information technology spending. Reductions in the capital budgets of our customers and prospective customers could have an adverse impact on our ability to sell our solutions.

Impact of Economic Conditions on our Business Strategy

We believe challenging economic conditions have made it difficult for some software companies, particularly those with a narrower product set than ours, to thrive and achieve or maintain profitable, cash flow positive businesses. We believe that this trend will facilitate our acquisition strategy by enabling us to pursue strategic acquisitions to enhance our product lines and customer base more selectively and at lower valuations.

We also believe that our platform provides us with advantages in addressing the challenging macroeconomic environment, including:

•	our vertical-specific enterprise software applications deliver a more compelling return on investment than conventional generic enterprise software applications;

•	our vertically specialized sales, service and support resources understand our customers’ challenges better than our generalist competitors;

•	our large, global and vertically diverse customer base provides us with significant cross-selling opportunities that we believe will be more productive than new license sales; and

•	our offshore research, development, service and support resources, provides us with high quality resources at a lower cost than domestic resources.

Furthermore, we have implemented a variety of strategies to maintain revenues and increase margins during 2009, notwithstanding the challenging macroeconomic environment, including:

•	increased cross-selling initiatives focused on selling incremental enterprise software modules, upgrades, and services to existing customers;

•

a maintenance “win-back” program designed to sell new maintenance contracts to customers that continue to use our enterprise software applications, but have failed to renew their maintenance contracts historically; and

•	staff reductions that we believe have right-sized the organization for the current market.

Key Financial and Operational Metrics

We manage our business by focusing on the following key financial metrics:

	Three months ended March 31,				Change
	2008		2009
	Amount	Percentage of License Revenue	Amount	Percentage of License Revenue	Amount	Percentage
	(in thousands, except percentages)
License revenue from existing customers	$8,003	73%	$5,972	79%	$(2,031)	-25%

	Years ended December 31,				Change
	2007		2008
	Amount	Percentage of License Revenue	Amount	Percentage of License Revenue	Amount	Percentage
	(in thousands, except percentages)
License revenue from existing customers	$33,409	54%	$29,153	64%	$(4,256)	-13%

License Revenues from Existing Customers. Management evaluates license revenues based upon the proportion of license revenues from existing customers (versus new customers) to total license revenues. This metric allows management to gauge the level of repeat customers. This also potentially allows management to shift the focus of sales and marketing resources between new and existing customers. Our license revenues from existing customers have consistently represented the largest percentage of our license sales, reflecting customers’ continued loyalty to our products. As shown in the tables above, our license revenues from existing customers comprised 54% and 64% of total license revenues, in 2007 and 2008, respectively 73% and 79% of total license revenues, for the three months ended March 31, 2008 and 2009. Although the percentage of revenue from existing customers was higher in 2008 than in 2007, both total revenue decreased and revenue from existing customers decreased. We continued to see this trend for the three months ended March 31, 2009 with even more of our total revenue coming from existing customers. We expect that our license revenues from existing customers will continue to make up the majority of our license revenues.

	Three months ended March 31,				Change
	2008		2009
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Sales and marketing expense	$15,616	26%	$7,653	15%	$(7,963)	-51%
Adjusted EBITDA	$6,933	12%	$12,672	25%	$5,739	83%

	Years ended December 31,				Change
	2007		2008
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Sales and marketing expense	$60,864	25%	$54,177	22%	$(6,687)	-11%
Adjusted EBITDA	$36,021	15%	$39,641	16%	$3,620	10%

Sales and Marketing Expense. Management tracks sales and marketing expense to benchmark against competitors in the industry as well as manage expenses in association with the revenue being generated from the sales force. Sales and marketing expense as a percentage of total revenues decreased from 25% in 2007 to 22% in 2008 and decreased from 26% to 10% for the three months ended March 31, 2008 and 2009, respectively. Sales and marketing expense as a percentage of revenues decreased significantly in the second half of 2008 and into the first quarter of 2009 as a result of cost savings initiatives implemented by management, which have better aligned our resources with our targeted vertical industries. We expect that our sales and marketing expense as a percentage of total revenues will continue to decrease in 2009 in response to ongoing costs savings initiatives focused on maximizing return from expenditures on marketing programs.

Adjusted EBITDA. Adjusted EBITDA is a key measurement for management to assess the operating performance of our business without the effect of non-cash items such as restructuring and other charges, depreciation and amortization, stock compensation expenses and unrealized exchange rate (gains) losses on deferred tax assets. Our Adjusted EBITDA as a percentage of total revenues in 2008 remained consistent with 2007. This is partly due to the realized exchange gain of $3.8 million in 2007 and exchange loss of $3.3 million in 2008, resulting from a conversion of deferred tax assets denominated in foreign currencies. Our Adjusted EBITDA as a percentage of total revenues for the three months ended March, 31 2009 increased from 12% in the three months ended March 31, 2008 to 25% for the same period in 2009. This was primarily driven by cost control measures taken throughout 2008 to reduce operating expenses. We expect that our Adjusted EBITDA as a percentage of total revenues will continue to increase in 2009 as a result of the full year impact of restructuring and cost savings initiatives that we put in place in the second half of 2008.

We also manage our business based on the following key operational metrics:

	Years ended December 31,		Three months ended March 31,
	2007	2008	2008	2009
Maintenance retention rate	90%	92%	90%	91%
Offshore R&D personnel	58%	75%	66%	74%

Maintenance Retention Rate. We measure our maintenance retention rate as the proportion of revenues generated from renewed maintenance contracts during the period compared to the total eligible revenues from renewals for that same period, increased from 90% in 2007 to 92% in 2008 as a result of continued customer loyalty and satisfaction with our products. Our maintenance retention rate increased from 90% for the three months ended March 31, 2008 to 91% for the three months ended March 31, 2009 further demonstrating the loyalty and satisfaction that we enjoy from our customer base. Management uses this key metric as an indication of customer satisfaction and as a measurement of recurring revenue for forecasting our maintenance retention rate. Also, in 2008 we implemented our “win-back” program to recover former customers, resulting in additional improvements in maintenance revenues. We expect our maintenance retention rate will continue to exceed 90% levels in the future.

Offshore R&D Personnel. Management tracks the percentage of R&D personnel based offshore to focus on cost containment and to leverage of our growing off shore development capabilities. The percentage of our offshore R&D headcount increased by 17%, from 58% in 2007 to 75% in 2008 due to our emphasis on reducing research and development labor costs. The percentage of our offshore R&D headcount increased by 8%, from 66% for the three months ended March 31, 2008 to 74% for the three months ended March 31, 2009 as we continue to shift more of our development work to our established centers in India and China. We expect the percentage of offshore R&D headcount to increase as we continue add more personnel at our established R&D centers in China and India, enabling us to outsource more work to such locations.

Corporate History and Basis of Presentation

We were incorporated in the Cayman Islands as a wholly owned subsidiary of CDC Software International, which is a direct, wholly-owned subsidiary of CDC Corporation. We are comprised of the Software segment of CDC Corporation. Before the completion of this offering, CDC Corporation will cause CDC Software International to transfer the shares of those subsidiaries through which we will conduct our business to CDC Software Corporation. Such transfer will include all of the issued and outstanding shares of several of CDC Software International’s operating subsidiaries, including each of Ross Systems, Pivotal, Saratoga, IMI, Respond, MVI and c360.

The accompanying combined financial statements of CDC Software have been prepared in accordance with U.S. GAAP. They comprise the combined historical financial statements of CDC Corporation’s Software segment assuming that we had existed as a separate legal entity for all of the financial periods presented. The combined financial statements have been derived from the historical accounting records of CDC Corporation using the historical results of operations and the historical basis of assets and liabilities of its Software segment. The combined statements of operations include expense allocations for certain corporate functions historically provided by us to CDC Corporation, including legal, corporate secretarial, human resources, insurance and occupancy support services, and other costs. We and CDC Corporation consider these allocations to be a reasonable reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations for historical periods.

Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included in this prospectus do not reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented.

Components of Statements of Operations

Revenues

We generate revenues from the sale of licenses to use our enterprise software applications, maintenance and professional services. Our typical sale consists of (a) an upfront, perpetual end-user license fee, (b) a software maintenance arrangement that includes technical support and access to product updates and (c) in some cases, a separate professional services engagement for software implementation, education, training and other services.

Software Licenses. Software license revenues are normally generated through licensing to end-users, value-added resellers (VARs), distributors, and through the sale of third-party products. Our revenues from software licenses generally fluctuate, and we expect them to continue to fluctuate on a quarterly basis primarily due to uncertain and inconsistent timing of large purchases of our software licenses as well as some seasonality due to annual customer budget cycles, which historically has resulted in higher license revenues in our second and fourth quarters.

Maintenance. Maintenance and software support includes the delivery of updates, upgrades and new releases of existing enterprise software applications licensed to customers. Our maintenance and support agreements typically cover a one-year period and are priced based on a percentage of the contract value of the arrangement (excluding services). Payments for maintenance and support are generally made in advance and are non-refundable. Maintenance revenues are earned ratably over the support period. We currently anticipate revenues from maintenance and support will continue to increase to the extent we are able to renew existing maintenance and support agreements, add additional customer contracts and have our existing customers license additional software from us.

Professional Services. Professional services-related revenues are derived from the provision of software implementation, customer education and training services. We price our professional services on an hourly rate, and our customer agreements are predominantly on a time and materials basis. Fees for professional services are charged separately from our fees for software licenses. Our quarterly revenues from professional services have fluctuated predominantly due to varying and unpredictable demand for our services from our customer base, and do not necessarily coincide with the purchases of software licenses by our customers in a particular quarter because not all of our customers use our professional services.

Royalties from Related Parties. Royalties from related parties consist of sales to franchise partners and are recorded on a net basis in the combined statements of operations.

Cost of Revenues

Our cost of revenues consists primarily of the following:

Cost of Software Licenses. Cost of software licenses consists of referral commissions to third-party system integrators, royalties to third-party software developers for non-core technology embedded within our software, as well as amortization of capitalized software development costs and amortization of acquired technologies and intangible assets.

Cost of Maintenance and Support. Cost of maintenance and support represents compensation and other direct expenses for our staff of customer support professionals, including salary, variable compensation, benefits, travel and entertainment expenses and other direct employee costs.

Cost of Professional Services. Cost of professional services represents compensation and other direct expenses for our staff of consultants and trainers, including salary, variable compensation, benefits, travel and entertainment expenses, and other direct employee costs. We also include the cost of our sub-contractors, who we hire to help deliver professional services, and the cost to rent temporary training facilities in cost of professional services.

We are providing increasing amounts of maintenance and support and professional services to our customers from our locations in China and India, which has enabled us to decrease the associated cost of revenues. We expect our cost of maintenance and support and of professional services to continue to decrease as a percentage of revenues as we continue to add personnel to our support and service teams in these locations and shift increasing amounts of such support and service work to those teams.

Operating Expenses

Sales and Marketing Expenses. Our sales and marketing expenses consist of: salaries, incentive compensation, benefits and related costs for sales and marketing personnel and associated trade shows; advertising, marketing and other brand-building costs; marketing consultants and other professional services; and training seminars and conferences. In the short-term we do not expect sales and marketing expenses to increase in absolute dollars. In the long-term, as we focus on increasing our market penetration, further international expansion and continuing to build brand awareness, we anticipate that our sales and marketing expenses will continue to increase in absolute dollars, although we do not expect them to increase significantly as a percentage of total revenues.

Research and Development Expenses. Our research and development expenses consist of salaries and other overhead expenses incurred primarily in connection with the design and development of our software products. We expense all of our research and development costs as incurred prior to establishing technological feasibility of a software product or after it is declared generally available for sale. Between the periods that technological feasibility is established and general availability, we capitalize certain development costs as appropriate. This capitalization is netted against our gross development expenditure to arrive at net research and development costs per the combined statements of operations. When general availability is achieved, we begin amortizing the capitalized costs over the estimated useful life of the product, generally three years. This amortization is a component of cost of license revenues. As we expand into new markets and introduce new products and services, we expect that our research and development costs will increase in absolute dollars, although we do not expect them to increase significantly as a percentage of total revenues.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries, incentive compensation, benefits and related costs for: executive, finance, information systems and administrative personnel; legal, accounting and tax preparation and advisory fees; information systems and infrastructure costs; travel and related costs; and occupancy and other overhead costs. We expect our general and administrative expenses to remain relatively constant.

Amortization Expenses. We recognize amortization expense on our intangible assets using the greater of the straight-line method over the estimated useful life of the respective asset or the ratio of expected cash flows for each period as a proportion of total expected cash flows over the life of the asset. Our intangible assets include the fair value ascribed under purchase accounting to our acquired customer bases, contracts and agreements, and trade names or marks. As noted above, intangible assets related to internally developed and purchased software applications and programs are amortized as a component of cost of license revenues.

Restructuring Expenses. In connection with achieving efficiencies and lowering costs, we incurred certain restructuring expenses due to consolidation, rationalization, integration and alignment of the acquired businesses with our existing operations. These restructuring expenses include workforce reduction costs, lease termination, other facility closure and exit costs. As we consummate further acquisitions pursuant to our acquisition strategy, we believe that we will continue to incur additional restructuring expenses.

Other Income, net

Our other income consists primarily of interest income on cash and cash equivalents and intercompany notes and interest expense on advances from our parent, CDC Corporation, and line of credit from the bank.

Income Tax Expense

We are not subject to income tax in the Cayman Islands. However, income earned from sales of products and services is subject to tax in the country from which we sell those products or in which we provide our services. In 2007 and 2008, our effective combined tax rate was 58% and 126%, respectively. This resulted from losses in jurisdictions for which tax benefits could not be recognized and tax expenses attributable to earnings in jurisdictions with comparatively higher rates and nondeductible expenditures. In addition, in 2007 and 2008, we incurred significant deferred tax expenses resulting from the utilization of deferred tax assets related to net operating loss carryforwards from acquired businesses which reduced goodwill instead of reducing our U.S. GAAP tax expense.

Noncontrolling Interest

We have a majority ownership, but less than full ownership, of certain subsidiary companies. Accordingly, we reflect the portion of the income of those subsidiaries attributable to the noncontrolling shareholder’s interest as “Noncontrolling interest in (income) loss of subsidiaries.”

Results of Operations

The following table summarizes our results of operations in U.S. dollars and as percentages of total revenues for the years ended December 31, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	Years ended December 31,				Three months ended March 31,
	2007		2008		2008		2009
	(in thousands, except percentages)
COMBINED STATEMENT OF OPERATIONS:
REVENUE:
Licenses	$61,147	26%	$44,249	18%	$10,144	17%	$6,887	14%
Maintenance	86,441	36%	103,421	42%	25,535	43%	24,112	47%
Professional services	86,924	36%	87,971	37%	22,393	38%	18,680	37%
Hardware	3,909	2%	3,870	2%	857	1%	345	1%
Royalties from related parties	530	0%	1,276	1%	297	1%	329	1%

Total revenue	238,951	100%	240,787	100%	59,226	100%	50,353	100%

COST OF REVENUE:
Licenses	18,772	8%	19,946	8%	4,555	8%	4,578	9%
Maintenance	11,623	5%	15,937	7%	3,958	7%	3,542	7%
Professional services	67,999	28%	71,949	30%	18,786	32%	15,818	31%
Hardware	3,118	1%	2,998	1%	717	1%	239	0%

Total cost of revenue	101,512	42%	110,830	46%	28,016	47%	24,177	48%

Gross profit	137,439	58%	129,957	54%	31,210	53%	26,176	52%

OPERATING EXPENSES:
Sales and marketing expenses	60,864	25%	54,177	22%	15,616	26%	7,653	15%
Research and development expenses	22,832	10%	25,909	11%	6,034	10%	4,531	9%
General and administrative expenses	40,685	17%	44,124	18%	10,418	18%	9,077	18%
General and administrative expenses allocated to CDC Corporation	(5,479)	2%	(12,379)	5%	(3,075)	5%	(2,861)	6%
Exchange (gain) loss on deferred tax assets	(3,762)	2%	3,271	1%	506	1%	228	0%
Amortization expenses	5,730	2%	6,843	3%	1,607	3%	1,259	3%
Restructuring and other charges	1,910	1%	5,012	2%	101	0%	431	1%

Total operating expenses	122,780	51%	126,957	53%	31,207	53%	20,318	40%

Operating income	14,659	6%	3,000	1%	3	0%	5,858	12%
Other income, net	1,642	1%	857	0%	196	0%	144	0%

Income before income taxes	16,301	7%	3,857	2%	199	0%	6,002	12%
Income tax expense	(9,499)	4%	(4,877)	2%	(242)	0%	(2,003)	4%

Net income (loss)	6,802	3%	(1,020)	0%	(43)	0%	3,999	8%
Net income (loss) attributable to noncontrolling interest	(1,852)	1%	126	0%	7	0%	49	0%

Net income (loss) attributable to controlling interest	$4,950	2%	$(894)	0%	$(36)	0%	$4,048	8%

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2008:

Revenues

	Years ended December 31,				Change
	2007		2008
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Licenses	$61,147	26%	$44,249	18%	$(16,898)	-28%
Maintenance	86,441	36%	103,421	42%	16,980	20%
Professional services	86,924	36%	87,971	37%	1,047	1%
Hardware	3,909	2%	3,870	2%	(39)	-1%
Royalties from related parties	530	0%	1,276	1%	746	141%

Total Revenue	$238,951	100%	$240,787	100%	$1,836	1%

	Years ended December 31,				Change
	2007		2008
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Americas	$129,200	54%	$132,354	55%	$3,154	2%
Europe, Middle East, Africa	98,949	41%	95,592	40%	(3,357)	-3%
Asia Pacific	10,802	5%	12,841	5%	2,039	19%

Total Revenue	$238,951	100%	$240,787	100%	$1,836	1%

Total revenues were essentially unchanged from 2007 to 2008, increasing by approximately 1%, or $1.8 million, from $239.0 million in 2007 to $240.8 million in 2008. Our mix of total revenues changed significantly, with license revenues decreasing from 26% to 18% of revenues, maintenance revenues rising from 36% to 42% of total revenues and professional services revenues increasing slightly from 36% to 37% of total revenues.

License revenues decreased by 28%, or $16.9 million, from $61.1 million in 2007 to $44.2 million in 2008. We believe this decrease primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases. This trend accelerated in the later half of 2008.

Maintenance revenues increased by 20%, or $17.0 million, from $86.4 million in 2007 to $103.4 million in 2008. This increase was due in part $6.5 million related to the full year impact of the Catalyst acquisition. Catalyst, a provider of enterprise supply chain software and hardware solutions, was acquired in September 2007. Our maintenance retention rate was 92% and the application of our contractual consumer price increase clause contributed $2.4 million to the increase. This more than offset the smaller amount of new maintenance revenue from new license sales of $9.1 million associated with the decrease in license sales in 2008. The increase in our maintenance revenues was also due in part to $5.5 million from increased sales to our existing customer base and $0.6 million from our success in winning back former customers through a “win-back” program that we put in place in the second half of 2008. These increases were partially offset by $6.9 million decrease due to lost customers.

Professional services revenues increased slightly, from $86.9 million in 2007 to $88.0 million in 2008, primarily due to our concentrated effort in targeting our installed-base customers with additional professional services. Demand for software implementation grew as our customers had more upgrades in 2008 as well as additional applications to install. As capital budgets tightened for our customers on new license sales, the need to do more with their existing systems became apparent through the relatively stable demand for our professional services.

Hardware revenues decreased slightly from 2007 to 2008 due to lower hardware sales of $1.3 million, partly offset by the acquisition of Catalyst in the third quarter of 2008 which increased sales by $1.2 million.

Revenues in the Americas region increased by 2%, or $3.2 million from 2007 to 2008, from $129.2 million in 2007 to $132.3 million in 2008. Revenues in the EMEA region decreased by 3% or 3.4 million from 2007 to 2008, from $98.9 million in 2007 to $95.6 million in 2008. Revenues in the Asia Pacific region increased by 19%, or $2.0 million, from $10.8 million in 2007 to $12.8 million in 2008. This reflects the full year impact of our operations in India and continued growth in China.

Cost of Revenues, Gross Profit, and Profit Margin

	Years ended December 31,				Change
	2007		2008
	Amount	Gross Profit Margin	Amount	Gross Profit Margin	Amount	Percentage
	(in thousands, except percentages)
Cost of licenses	$18,772	69%	$19,946	55%	$1,174	6%
Cost of maintenance	11,623	87%	15,937	85%	4,314	37%
Cost of professional services	67,999	22%	71,949	18%	3,950	6%
Cost of hardware	3,118	20%	2,998	23%	(120)	-4%

Total cost of revenue	$101,512		$110,830		$9,318	9%

Gross profit	$137,439	58%	$129,957	54%	$(7,482)	-5%

Cost of revenues increased by 9%, or $9.3 million, from $101.5 million in 2007 to $110.8 million in 2008, primarily due to full year costs associated with the Catalyst acquisition. The largest component of our increase in cost of revenues was the cost of maintenance, which increased $4.3 million, representing 46% of the total increase, followed by a $4.0 million increase in our cost of professional services, representing 42% of the total increase, and $1.2 million increase in our cost of revenues from software licenses, representing 13% of the total increase.

Gross profit decreased by 5%, or $7.5 million, from $137.4 million in 2007 to $130.0 million in 2008. The majority of the decrease in our total gross profit was due to the decrease in our gross profit from license sales, which decreased by $16.9 million, or 28%, for 2008 as compared to 2007. On a percentage basis, 2007 gross profit was 58% compared to gross profit of 54% for 2008.

Cost of software licenses increased by 6%, or $1.2 million, from $18.8 million in 2007 to $19.9 million in 2008. The increase during 2008 was predominantly due to amortization of capitalized software development for the new releases of our Ross ERP and Pivotal CRM products. When combined with decreased license revenues this increase in cost of software licenses resulted in a 21% decrease in license gross margin percentage.

Cost of maintenance increased by 37%, or $4.3 million, from $11.6 million in 2007 to $15.9 million in 2008. $2.8 million of the increase in cost of revenues from maintenance was substantially due to the full year impact of the Catalyst acquisition in 2007 and was partially offset by our headcount reduction. When combined with increased maintenance revenues, this increase resulted in a 2% decrease in maintenance gross margin percentage.

Cost of professional services increased by 6%, or $4.0 million, from $68.0 million in 2007 to $71.9 million in 2008 as a result of an increase in the number of professional service projects associated with the implementation of new versions of our software products. The increase in cost of professional services combined with a lower effective billing rate in connection with new software products that became generally available in 2008, led to a 17% decrease in professional services gross margin percentage.

Cost of hardware decreased by 4%, or $0.1 million, from $3.1 million in 2007 to $3.0 million in 2008. The decrease in cost of hardware was due to lower hardware sales. Hardware gross margins improved from 20% in 2007 to 23% in 2008 due to the full year impact of Catalyst hardware sales with 25% gross margins which was higher than the 20% hardware gross margins associated with the sale of other software products we sold.

Operating Expenses

	Years ended December 31,				Change
	2007		2008
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Sales and marketing expenses	$60,864	25%	$54,177	22%	$(6,687)	-11%
Research and development expenses	22,832	10%	25,909	11%	3,077	13%
General and administrative expenses	40,685	17%	44,124	18%	3,439	8%
General and administrative expenses allocated to Parent	(5,479)	2%	(12,379)	5%	(6,900)	126%
Exchange (gain) loss on deferred tax assets	(3,762)	2%	3,271	1%	7,033	-187%
Amortization expenses	5,730	2%	6,843	3%	1,113	19%
Restructuring and other charges	1,910	1%	5,012	2%	3,102	162%

Total operating expenses	$122,780	51%	$126,957	53%	$4,177	3%

Sales and marketing expenses decreased 11%, or $6.7 million, from $60.9 million in 2007 to $54.2 million in 2008. The majority of this decrease was attributable to headcount decreases of approximately 50 people in the third quarter of 2008 resulting from the realignment of our sales force with the demands of the market.

Research and development expenses increased 13%, or $3.1 million, from $22.8 million in 2007 to $25.9 million in 2008. The increase was primarily due to costs incurred in the development of new releases for our Ross ERP and Pivotal CRM products, which were incrementally offset by headcount reductions in the third quarter of 2008.

General and administrative expenses increased 8%, or $3.4 million, from $40.7 million in 2007 to $44.1 million in 2008 primarily related to increased accounting and finance personnel performing shared service center functions.

General and administrative expenses allocated to Parent increased 126%, from $5.5 million in 2007 to $12.4 million in 2008. Included in these types of expenses are expenses incurred by our shared service centers on behalf and for the account of entities under common control of CDC Corporation, which are excluded from the combined financial statements. The shared service center performs certain back office accounting and finance support functions, such as billing, collections, payroll processing, accounts payable processing, vendor maintenance, cash management, accounting, consolidations, and financial closing and reporting. During 2008 we integrated the vast majority of our previously decentralized back office functions of our wholly-owned subsidiaries as well as of other entities under common control of CDC Corporation into the shared service center operated by us, resulting in a higher proportion of services and associated costs performed by the shared service center and allocated to other subsidiaries of CDC Corporation benefiting from these services.

Exchange (gain) loss changed 187%, or $7.0 million, from $3.8 million gain in 2007 to $3.3 million loss in 2008. This is due to exchange gains and losses associated with a deferred tax asset at our Pivotal subsidiary.

Amortization expenses increased 19%, or $1.1 million from $5.7 million in 2007 to $6.8 million in 2008. The majority of this increase was attributable to the full year impact of the Catalyst acquisition.

Restructuring and other charges increased 162%, or $3.1 million, from $1.9 million in 2007 to $5.0 million in 2008. The increase was primarily due to employee terminations at our Ross and Pivotal locations. Headcount reduced by approximately 25 in general and administrative, 28 in service and support, 46 in research and development, and 53 in sales and marketing for a total of 152. These headcount reductions were concentrated in the third quarter of 2008.

Income Taxes

We recorded income tax expense of $4.9 million in 2008 as compared to $9.5 million in 2007. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which we operate. A portion of the fluctuations in income tax expense was a result of the changes in income at the entity level. In addition, in 2008, we recorded tax expense of $0.5 million related to a change in valuation allowance.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered, including the current economic climate, our expectations of future taxable income, and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2008, management concluded that it was more likely than not to realize a substantial portion of the existing deferred tax asset and, therefore, released a valuation allowance of approximately $2.0 million. As of December 31, 2008, we continued to have a valuation allowance of approximately $36.0 million relating primarily to net operating losses.

Net Income Attributable to Noncontrolling Interest

Net loss attributable to noncontrolling interest of $1.9 million for the year ended December 31, 2007 is related to the minority interest portion of the income of IMI through November 2007, which until that time was our 51% owned subsidiary. The remaining 49% interest in IMI was acquired in November 2007. Net income attributable to noncontrolling interest of $0.1 million for the year ended December 31, 2008 relates to the minority interest portion of losses in ISL, beginning in April 2008, our 51% owned subsidiary.

Results of operations for the three months ended March 31, 2008 compared to the three months ended March 31, 2009:

Revenue

	Three months ended March 31,
	2008		2009		Change
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Licenses	$10,144	17%	$6,887	14%	$(3,257)	-32%
Maintenance	25,535	43%	24,112	47%	(1,423)	-6%
Professional services	22,393	38%	18,680	37%	(3,713)	-17%
Hardware	857	1%	345	1%	(512)	-60%
Royalties from related parties	297	1%	329	1%	32	11%

Total Revenue	$59,226	100%	$50,353	100%	$(8,873)	-15%

	Three months ended March 31,
	2008		2009		Change
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Americas	$31,721	54%	$25,487	51%	$(6,234)	-20%
Europe, Middle East, Africa	25,064	42%	20,217	40%	(4,847)	-19%
Asia Pacific	2,441	4%	4,649	9%	2,208	90%

Total revenue	$59,226	100%	$50,353	100%	$(8,873)	-15%

Total revenue decreased by 15%, or $8.9 million, from $59.2 million for the three months ended March 31, 2008 to $50.4 million for the three months ended March 31, 2009. Our mix of total revenue changed, with license revenue decreasing from 17% to 14% of revenue, maintenance revenue rising from 43% to 47% of total revenue and professional services revenue remained flat. On a constant currency basis total revenue would have decreased by 8% rather than 15%, as the depreciation of foreign currencies relative to the U.S. dollar accounted for $5.2 million of the decrease compared with the corresponding prior period.

License revenue decreased by 32%, or $3.3 million, from $10.1 million during the three months ended March 31, 2008 to $6.9 million during the three months ended March 31, 2009. Approximately $0.9 million of this decline was due to fluctuations in currencies, without which we would have experienced a 24% decrease. We believe the remainder of the decrease primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay planned purchases.

Maintenance revenue decreased by 6%, or $1.4 million, from $25.5 million during the three months ended March 31, 2008 to $24.1 million during the three months ended March 31, 2009. Currency fluctuations had a negative impact of approximately $2.3 million. On a constant currency basis our maintenance revenue would have increased by $0.9 million or 4% due to strong renewal rates.

Professional services revenue decreased by 17%, from $22.4 million during the three months ended March 31, 2008 to $18.7 million during the three months ended March 31, 2009. Approximately $2.1 million of the decrease was due to currency fluctuations and on a constant currency basis the decrease would have been 7%. As capital budgets tightened for our customers on new license sales, the need to increase the utilization of their existing systems became apparent through the relatively stable demand for our professional services from install base customers. However, professional services from new implementations declined as a result of the decline in new license sales.

Hardware revenue decreased by 60%, or $0.5 million, from the three months ended March 31, 2008 to the three months ended March 31, 2009, due to lower hardware sales, a result of the decrease in license sales. Hardware is often sold as an add-on offering in a license sale.

Consistent with our decrease in revenue across all of our revenue streams, revenue also decreased within each of our largest regions. Currency fluctuations impacting the Americas and Europe, Middle East and Africa accounted for $5.2 million of the $8.9 million decreases. We believe global economic conditions contributed to the decline across both regions.

Cost of Revenue, Gross Profit, and Profit Margin

	Three months ended March 31,				Change
	2008		2009
	Amount	Gross Profit Margin	Amount	Gross Profit Margin	Amount	Percentage
	(in thousands, except percentages)
Cost of licenses	$4,555	55%	$4,578	34%	$23	1%
Cost of maintenance	3,958	84%	3,542	85%	(416)	-11%
Cost of professional services	18,786	16%	15,818	15%	(2,968)	-16%
Cost of hardware	717	16%	239	31%	(478)	-67%

Total cost of revenue	$28,016		$24,177		$(3,839)	-14%

Gross profit	$31,210	53%	$26,176	52%	$(5,034)	-16%

Cost of revenue decreased by 14%, or $3.8 million, from $28.0 million during the three months ended March 31, 2008 to $24.2 million during the three months ended March 31, 2009, primarily associated with the decrease in revenue from professional services.

Gross profit decreased by 16%, or $5.0 million, from $31.2 million during the three months ended March 31, 2008 to $26.2 million during the three months ended March 31, 2009. Approximately $3.2 million of this decrease is associated with the currency changes in both license and maintenance revenue. On a percentage basis, for the three months ended March 31, 2008 gross profit was 53% compared to gross profit of 52% for three months ended March 31, 2009.

Cost of software licenses were $4.6 million during the three months ended March 31, 2008 and 2009, however, when combined with decreased license revenue during the three months ended March 31, 2009 compared to the three months ended March 31, 2008, the license gross margin percentage decreased.

Cost of maintenance decreased by 11%, or $0.4 million, from $4.0 million during the three months ended March 31, 2008 to $3.5 million during the three months ended March 31, 2009. This decrease is primarily a result of shifting support personnel to India. As a percentage of revenue the maintenance gross profit increased slightly from 84% to 85% despite the decrease in maintenance revenue attributable to currency fluctuations.

Cost of professional services decreased by 16%, or $3.0 million, from $18.8 million during the three months ended March 31, 2008 to $15.8 million during the three months ended March 31, 2009 as a result of a decrease in revenue, which resulted in $1.3 million of cost reductions and currency impact, resulting in a $1.6 million cost reduction. The resulting gross profit as a percentage of revenue decreased from 16% to 15%.

Cost of hardware decreased by 67%, or $0.5 million, from $0.7 million during the three months ended March 31, 2008 to $0.2 million during the three months ended March 31, 2009. The decrease in cost of hardware was due to lower hardware sales. Hardware gross margins improved from 16% in the quarter ended March 31, 2008 to 31% in the quarter ended March 31, 2009 through strong vendor management and adding value based sellers to our customer base.

Operating Expenses

	Three months ended March 31,
	2008		2009		Change
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage
	(in thousands, except percentages)
Sales and marketing expenses	$15,616	26%	$7,653	15%	$(7,963)	-51%
Research and development expenses	6,034	10%	4,531	9%	(1,503)	-25%
General and administrative expenses	10,418	18%	9,077	18%	(1,341)	-13%
General and administrative expenses allocated to Parent	(3,075)	5%	(2,861)	6%	214	7%
Unrealized exchange rate loss	506	1%	228	0%	(278)	-55%
Amortization expenses	1,607	3%	1,259	3%	(348)	-22%
Restructuring and other charges	101	0%	431	1%	330	327%

Total operating expenses	$31,207	53%	$20,318	40%	$(10,889)	-35%

Sales and marketing expenses decreased by 51%, or $8.0 million, from $15.6 million during the three months ended March 31, 2008 to $7.7 million during the three months ended March 31, 2009. The majority of this decrease was attributable to headcount decreases of approximately 50 employees in the third quarter of 2008 resulting from the realignment of our sales force with the demands of the market. Savings were also derived from a $1.8 million decrease in marketing expenses related to more focused and direct marketing program spending.

Research and development expenses decreased by 25%, or $1.5 million, from $6.0 million during the three months ended March 31, 2008 to $4.5 million during the three months ended March 31, 2009. The decrease was primarily due to a shift in development personnel to our China and India development centers.

General and administrative expenses decreased by 13%, or $1.3 million, from $10.4 million during the three months ended March 31, 2008 to $9.1 million during the three months ended March 31, 2009 primarily related to consolidation of personnel into our shared service centers, which resulted in headcount reductions. There was also approximately $0.5 million in reductions due to fluctuations in currencies.

General and administrative expenses allocated to Parent decreased by 7%, or $0.2 million, from $3.1 million during the three months ended March 31, 2008 to $2.9 million during the three months ended March 31, 2009. This is corresponds with the overall decrease in total General and administrative expenses.

Unrealized exchange rate loss decreased by 55%, or $0.3 million, from $0.5 million during the three months ended March 31, 2008 to $0.2 million during the three months ended March 31, 2009. This is due to exchange gains and losses associated with a deferred tax asset at our Canadian subsidiary, Pivotal.

Amortization expenses decreased by 22%, or $0.3 million, from $1.6 million during the three months ended March 31, 2008 to $1.3 million during the three months ended March 31, 2009. The majority of this decrease was attributable to intangible assets related to the acquisition of our Pivotal subsidiary in 2004, which became fully amortized during the fourth quarter of 2008.

Restructuring and other charges increased by 327%, or $0.3 million, from $0.1 million during the three months ended March 31, 2008 to $0.4 million during the three months ended March 31, 2009. This increase was the result of $0.6 million of additional expense due to employee terminations, partially offset by a credit of $0.3 million related to the termination of a lease at our Pivotal subsidiary.

Income Taxes

We recorded income tax expense of $0.2 million for the three months ended March 31, 2008, as compared to $2.0 million for the three months ended March 31, 2009. Our total income tax provision is determined by estimating the effective tax rate for the entire year. This estimate includes computing expected expense entity by entity in each taxing jurisdiction in which we operate. The fluctuation in income tax expense was a result of the changes in expected income at the entity level as well as an overall increase in pre-tax income.

Net income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest increased from $0.01 million during the three months ended March 31, 2008 to $0.05 million during the three months ended March 31, 2009. The increase in net income attributable to noncontrolling interest for the three months ended March 31, 2009 relates to the noncontrolling portion of losses in ISL, our 51% owned subsidiary, acquired in April 2008.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summary of our cash flows for the periods presented:

	Years ended December 31,		Three months ended March 31,
	2007	2008	2008	2009
	(in thousands)		(in thousands)
Net cash provided by operating activities	$17,979	$33,948	$15,794	$12,535
Net cash used in investing activities	(89,492)	(10,014)	(3,528)	(1,328)
Net cash provided by (used in) financing activities	77,045	(19,748)	(9,583)	(20,821)
Effect of exchange rate changes on cash	715	(502)	1,018	(281)

Net increase (decrease) in cash and cash equivalents	6,247	3,684	3,701	(9,895)
Cash and cash equivalents at beginning of period	17,410	23,657	23,657	27,341

Cash and cash equivalents as at end of period	$23,657	$27,341	$27,358	$17,446

Sources and Uses of Cash for the Year Ended December 31, 2008

We had $27.3 million of cash and cash equivalents at December 31, 2008. In addition, we held $3.7 million in restricted cash, which is pledged for banking facilities and pending litigation settlements.

Operating Activities

We generated $18.0 million and $33.9 million of cash from operating activities for the years ended December 31, 2007 and 2008, respectively. The increase of $16.0 million in cash provided by operating activities was mostly due to a decrease of $16.6 million in working capital requirements, from $17.2 million in 2007 to $0.8 million in 2008. This is due to accounts receivables decreasing approximately $5.0 million due to increased collection efforts and $1.5 million due to lower revenue at our Saratoga subsidiary. This source of cash was partially offset by the decrease in deferred revenues of $3.5 million due to a downturn in business primarily at our Saratoga and Catalyst subsidiaries. We expect these challenging economic conditions to continue in the near future causing us to continue our collection efforts and implement strategies outlined to increase revenue. Accrued liabilities were a use of cash decreasing $5.1 million due to lower salaries, bonuses, and benefits associated with lower headcount.

Investing Activities

Net cash used in investing activities totaled $89.5 million and $10.0 million for the years ended December 31, 2007 and 2008, respectively. The decrease of $79.5 million of net cash used in investing activities was primarily due to $72.0 million used for the subsidiary acquisitions of Respond, Saratoga and Catalyst in 2007. Additionally, in 2008, capital expenditures for property and equipment and capitalized software decreased by $2.8 million and $2.7 million, respectively.

Financing Activities

Net cash provided by financing activities totaled $77.0 million for the year ended December 31, 2007 compared to $19.7 million used in financing activities for the year ended December 31, 2008. This decrease of $96.8 million is principally due to $77.0 million net proceeds received under the short-term loan from CDC Corporation and a $24.3 million capital contribution from CDC Corporation in 2007 which was used to finance our acquisition activities during 2007. This decrease was partially offset by an increase of $3.6 million in short-term borrowings under a subsidiary’s credit facility.

Sources and Uses of Cash for the Quarter Ended March 31, 2009

We had $17.4 million of cash and cash equivalents at March 31, 2009. In addition, we held $3.7 million in restricted cash, which is pledged for banking facilities and pending litigation settlements.

Operating Activities

We generated $15.8 million and $12.5 million of cash from operating activities for the three months ended March 31, 2008 and 2009, respectively. The decrease of $3.3 million in cash provided by operating activities was primarily due to a decrease of $7.1 million in working capital requirements, as a result of gross accounts receivables decreasing approximately $2.1 million due to lower revenue across each of our product lines. This source of cash was supplemented by an increase in income tax payable of approximately $1.5 million due to the overall increase in pre-tax income. These sources of cash were somewhat equalized by a decrease in accrued liabilities of approximately $1.1 million due to lower salaries, bonuses and benefits associated with lower headcount. In addition deferred revenue decreased by approximately $0.6 million due to a downturn in business at our Ross and Saratoga subsidiaries. We expect these challenging economic conditions to continue in the near future causing us to continue our collection efforts and implement strategies outlined to increase revenue.

Investing Activities

Net cash used in investing activities totaled $3.5 million and $1.3 million for the three months ended March 31, 2008 and 2009, respectively. The decrease of $2.2 million of net cash used in investing activities was primarily due to a decrease in capital expenditures for capitalized software of $2.0 million during 2009.

Financing Activities

Net cash used by financing activities totaled $9.6 million for the three months ended March 31, 2008 compared to $20.8 million for the three months ended March 31, 2009. This increase of $11.7 million is principally due to an increase in payments on our short-term loan from CDC Corporation from $8.8 million in the first quarter of 2008 to $20.7 million in the first quarter of 2009.

Credit Facilities

Our Catalyst subsidiary had a line of credit classified as short-term bank loans, with a financial institution under which the subsidiary may borrow up to $6.3 million. This line of credit had an outstanding balance of $5.3 million and $5.2 million as of December 31, 2008 and March 31, 2009, respectively, and the unused portion was $0.9 million and $1.1 million at December 31, 2008 and March 31, 2009, respectively. Accrued unpaid interest is payable monthly based upon LIBOR for the applicable interest rate period plus 2.2% per annum, but under no circumstances will the interest rate be less than 5.0% per annum. The line of credit is secured by the assets of the subsidiary. As of March 31, 2009, we were in compliance with all of our debt covenants.

Future Cash Requirements and Sources of Liquidity

Historically, we have funded our operating requirements from cash flow generated from our business and advances from our parent, CDC Corporation, as well as bank borrowings. We expect that our future operating requirements will continue to be funded from cash flow generated from our business. Following this offering, we expect that our liquidity needs will arise primarily from: (i) our acquisition strategy, including contingent payments payable in connection with certain of our past acquisitions; (ii) costs associated with expanding our direct and indirect sales channels; (iii) research and development expenses; (iv) capital expenditures; (v) incremental costs associated with being a public company, including costs associated with Section 404 of the Sarbanes-Oxley Act of 2002; (vi) loans to our franchise partners in accordance with their franchise partner agreements; and (vii) cash taxes.

We believe that cash flow from operating activities, together with the net proceeds to us from this offering and our existing cash and cash equivalents of $17.4 million as of March 31, 2009, will be sufficient to fund our currently anticipated uses of cash for the next twelve months. Thereafter, our ability to fund these expected uses of cash will depend on our future results of operations, performance, and cash flow. Our ability to do so will also be subject to prevailing economic conditions and to financial, business, regulatory, legislative and other factors, many of which are beyond our control. If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to borrow against our lines of credit or issue other long or short-term debt or equity, if the market and the terms of our existing debt instruments permit.

Amounts Due from CDC Corporation

We had a net receivables balance due from CDC Corporation of $8.5 million, $14.2 million, and $15.4 million at December 31, 2007 and 2008, and March 31, 2009, respectively, which arose from the selling of goods and services in the normal course of business and allocation of overhead costs to wholly owned subsidiaries of CDC Corporation. These balances are unsecured and payable upon demand generally within one year. Included in the net receivable at December 31, 2008 and March 31, 2009 are non-interest-bearing receivables in the amount of $4.5 million and $5.4 million, non-interest-bearing payables in the amount of $23.6 million and $2.3 million, interest-bearing receivables in the amount of $45.3 million and $17.4 million, and interest-bearing payables in the amount of $12.1 million and $5.1 million, respectively. The average net interest-bearing receivable during the year ended December 31, 2008 and the three months ended March 31, 2009 was $14.2 million and $7.9 million, respectively.

Short-Term Loan from CDC Corporation

We had short-term loans from CDC Corporation of $51.8 million, $33.7 million and $14.6 million at December 31, 2007 and 2008, and March 31, 2009, respectively, that are primarily related to funding received from CDC Corporation to finance our acquisition activities, reduced by overhead allocations to CDC Corporation. These amounts are unsecured, payable upon demand and bear no interest. Upon consummation of this offering, the short-term loans from CDC Corporation will be contributed to our additional paid in capital and will no longer be outstanding. We expect total liabilities to decrease by the amount of short-term loans from CDC Corporation outstanding as of the date of this prospectus that are contributed to additional paid-in capital.

Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements or commitments. In our on-going business, we have not entered into transactions involving, or otherwise formed relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements, commitments or other contractually limited purposes.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2009:

	Payments due by period
	Total	Less than 1 year	2–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations (1)	$27,876	$7,601	$13,267	$5,368	$1,640
Short-term debt obligations	$5,510	$5,510	$-	$-	$-
Purchase consideration payables (2)	$147	$147	$-	$-	$-
Franchise partner loans	$2,347	$2,347	$-	$-	$-

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.

(2)	Purchase considerations include fixed and adjustable payments contingent upon meeting certain performance requirements.

Other long-term liabilities, such as deferred taxes and unrecognized tax benefits, have been excluded from the table due to the uncertainty of the timing of payments combined with the absence of historical trends to be used as a predictor for such payments.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, British pounds, Hong Kong dollars, Swedish Krona, Chinese Renminbi, or RMB, and U.S. dollars. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be materially and adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the years ended December 31, 2007 and 2008 was not material.

The RMB is not freely convertible into foreign currencies. On January 1, 1994, the Chinese government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Our cash denominated in RMB equaled $1.0 million and $2.2 million at December 31, 2007 and 2008, respectively. Since we do not expect significant increases in our cash denominated in RMB, the historical and future impacts of these restrictions did not and are not expected to have a material impact on our liquidity and capital resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, fair value of investments not actively traded, capitalization of software costs, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in Notes 2 and 3 to our combined financial statements as of and for the year ended December 31, 2008.

We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Revenue Recognition

We generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. If an acceptance period is required, revenue is generally recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, we recognize revenue on arrangements that contain certain acceptance provisions when we have historical experience that the acceptance provision is perfunctory. Our agreements with our customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data.

The specific accounting guidance that we follow in connection with its revenue recognition policy includes the SEC’s Staff Accounting Bulletin 104, Revenue Recognition (SAB 104), the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables, EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, and in certain instances EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, (EITF 99-19) and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).

Software license revenues are normally generated through licensing with end-users, value-added resellers (VARs) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. When software licenses are sold indirectly to end-users through VARs, we recognize as revenues only the net fee receivable upon sell-through to the end-user. License revenues from distributors are calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. We typically do not earn any portion of fees for services provided by the distributor to the end-user. We earn maintenance fees based on an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

When software licenses incorporating third-party software products are sold or sold with third-party products that complement our software, we recognize as revenues the gross amount of sales of third-party products. The recognition of gross revenues is in accordance with criteria established in EITF 99-19 because we are ultimately responsible for the fulfillment and acceptability of the products purchased, have full latitude in establishing pricing and assume all credit and general inventory risks.

Revenues related to consulting and integration services and the provision of training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met.

Revenues related to maintenance agreements on software products are deferred and recognized ratably over the terms of the agreements which are normally one year.

We make provisions for discounts and rebates to customers and other adjustments in the same period in which the related revenue is recorded. Revenue is recorded net of sales taxes. Such provisions are calculated after considering relevant historical data.

Recognition of revenues from the licensing of our software products requires management judgment with respect to determination of fair values and in determining whether to use the gross versus net method of reporting for certain types of revenues. The timing of our revenue recognition could differ materially if we were to incorrectly determine the fair value of the undelivered elements in an arrangement for which we are using the “residual” method. The composition of revenues and cost of revenues would change if we made a different assessment on the gross versus net method of reporting sales of software licenses which incorporate third-party software products.

Goodwill and Intangible Assets

Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net intangible assets of businesses acquired. Goodwill and indefinite lived intangible assets are not amortized. All other intangible assets are amortized over their estimated useful lives. Goodwill and intangible assets are tested for impairment based on our sole reporting unit.

Our intangible assets represent trademarks and trade names, uniform resource locators (URLs), software applications and programs, customer base and contracts, and business licenses and partnership agreements. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method.

The estimated useful lives of these intangible assets are as follows:

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

We test goodwill and intangible assets with an indefinite useful life for impairment on an annual basis as of December 31. This testing, carried out using the guidance and criteria described in SFAS No. 142, Goodwill and Other Intangible Assets, compares carrying values to fair values at the reporting unit level and, when appropriate, the carrying value of these assets is reduced to fair value. Factors that could trigger an impairment charge include, but are not limited to, significant changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, and significant negative industry or economic trends. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations for the periods in which such impairments occur.

During 2007 and 2008, we performed the required impairment tests on goodwill and indefinite-lived intangibles based on our sole reporting unit. We test goodwill and indefinite-lived intangible assets for impairment, utilizing a combination of the expected discounted cash flows method of the income approach and the guideline company method of the market approach.

With the income approach, cash flows that are anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an estimated weighted average cost of capital of 15%, reflecting returns to both equity and debt investors. We believe that this is a relevant and beneficial method to use in determining fair value because it explicitly considers the future cash flow generating potential of the reporting unit.

In the guideline method of the market approach, the value of a reporting unit is estimated by comparing the subject to similar businesses or “guideline” companies whose securities are actively traded in public markets. The comparison is generally based on data regarding each of the companies’ stock prices and earnings, which is expressed as a fraction known as a “multiple”. The premise of this method is that if the guideline public companies are sufficiently similar to each other, then their multiples should be similar. The multiples for the guideline companies are analyzed, adjusted for differences as compared to the subject company, and then applied to the applicable business characteristics of the subject company to arrive at an indication of the fair value. We believe that the inclusion of a market approach analysis in the fair value calculation is beneficial as it provides an indication of value based on external, market-based measures.

In the application of the income approach, financial projections were developed for use in the discounted cash flow calculations. Significant assumptions included revenue growth rates, margin rates, SG&A costs, and working capital and capital expenditure requirements over a period of five years. Revenue growth rate and margin rate assumptions were developed using historical Company data, current backlog, specific customer commitments, status of outstanding customer proposals, and future economic and market conditions expected. Consideration was then given to the SG&A costs, working capital, and capital expenditures required to deliver the revenue and margin determined. The other significant assumption used with the income approach was the assumed rate at which to discount the cash flows. The rate was determined by utilizing the weighted average cost of capital method. The material assumptions used for the income approach were consistent in 2007 and 2008.

In the application of the market approach, we considered valuation multiples derived from eleven public comparable companies that were identified as belonging to a group of industry peers. The variability in respect to revenues multiple for comparable companies ranged from 0.2 (low) to 7.9 (high). The variability in respect to the EBITDA multiple ranged from 2.1 (low) to 12.6 (high). We selected the median for revenues and EBITDA multiples of the comparable companies adjusted for profitability and size and then applied such adjusted multiples to the reporting unit. Finally, we applied the market approach by calculating a simple average of fair values based on revenues and EBITDA multiples. The comparable companies selected for the market approach were similar to the reporting unit in terms of business description and markets served; therefore, the results of the income approach and market approach were equally weighted and compared to the carrying value of the reporting unit. This test of fair value indicated that no impairment existed at December 31, 2008. Different weighting of the two methods would have had no impact on our analysis as the fair value of the reporting unit under each approach exceeded its carrying value. Our methodologies for valuing goodwill as of December 31, 2008 have not changed when compared to the prior year.

A one percentage point change in the discount rate would have impacted the fair value of the reporting unit by approximately $11.0 million and an increase of the discount rate by more than four percentage points would have indicated a potential impairment in 2008. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $10.5 million and a decrease of the long term growth rate by more than four percentage points would have indicated a potential impairment in 2008.

The use of different estimates and assumptions could materially affect the determination of fair value for each reporting unit. If we change our estimates and assumptions in the future based on changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, or significant negative industry or economic trends, such changes might result in an impairment charge.

We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. We performed our annual test for impairment of goodwill and indefinite lived intangible assets at year-end as required by SFAS 142 and determined that there was no impairment for the years ended December 31, 2007 and 2008. As of December 31, 2008, $65.0 million of our identifiable intangible assets were subject to amortization.

Business Combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. These allocations require us to make significant estimates and assumptions which include future expected cash flows from license sales and customer contracts and acquired technologies, discount rates, and assumptions regarding the period of time the acquired technology or customer relationships will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with EITF 01-03, Accounting in a Business Combination for Deferred Revenue of an Acquiree. We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenue acquired in prior years were lower, our revenue for the year would have been lower.

During 2007 and 2008 we made the following strategically important business acquisitions, the results of which have been consolidated from the respective dates of acquisition:

Acquired company	Date
Respond Group Ltd.	February 2007
Saratoga Systems Inc.	April 2007
Catalyst International, Inc.	September 2007
Industri-Matematik International Corp.(1)	November 2007
Integrated Solutions Limited (2)	March 2008

(1)	Acquisition of the remaining 49% interest.

(2)	Acquisition of 51% of ISL.

For a list of all acquisitions, see “Business — Acquisitions.”

Capitalization of Software Costs

We capitalize computer software product development costs incurred in developing a product once technological feasibility has been established and the product is available for general release to customers in accordance with SFAS No. 86, Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed. We evaluate realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, we either accelerate amortization or expense the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenue to projected current and future product revenue or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, we expense the costs of such development because the impact of capitalizing such costs would not be material.

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenue used to assess realizability of the capitalized amounts. The experience of our research and development personnel and our historical track record associated with the development of similar products factor into determining the technological feasibility of the products. Expected revenue is based on the short-term financial plan approved by management. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2007 and 2008, capitalized software development costs were $9.9 million and $7.3 million, respectively, and related accumulated amortization totaled $5.6 million and $6.8 million, respectively.

Deferred Tax Valuation Allowance

We record a valuation allowance on our deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, we consider the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2007 and 2008, we have provided a valuation allowance of $42.7 million and $36.0 million against our net deferred tax assets. For our calendar year ended December 31, 2008, the valuation allowance decreased by $6.7 million, which is the result of the tax effects of our operations, the change in exchange rates for our international subsidiaries, as well as our determination of the amount that will be realized.

Share Compensation Expense

During 2008 and in prior years, certain of our employees have been granted CDC Corporation share options under CDC Corporation’s share incentive plans.

Equity-based compensation expense recognized under Share Based Payment (SFAS 123(R)) in the combined statements of operations for the year ended December 31, 2007 and 2008 was $1.7 million and $1.5 million respectively. The estimated fair value of our equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Prior to its adoption of SFAS 123(R), we and CDC Corporation accounted for equity-based compensation under the provisions and related interpretations of SFAS 148 and APB 25. Accordingly, we were not required to record compensation expense when stock options were granted to our employees as long as the exercise price was not less than the fair market value of the stock at the grant date.

Under SFAS 123(R), the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from CDC Corporation’s option grants. These models also require subjective assumptions regarding future share price volatility and expected lives of each option grant. See Note 2, Summary of Significant Accounting Policies, in the Notes to Combined Financial Statements for discussion on share-based compensation expense.

Contingencies

We regularly assess the estimated impact and probability of various uncertain events, or contingencies, and account for such events in accordance with SFAS No. 5, Accounting for Contingencies (SFAS 5). Under SFAS 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated.

Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2007 and 2008, we had $4.3 million and $5.2 million, respectively, accrued for legal fees and contingencies. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

Impact of Certain Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which provides a consistent definition of fair value that focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value. SFAS 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (FSP FAS 157-1), which removes leasing from the scope of SFAS No. 157. In February 2008, the FASB also issued FSP FAS No. 157-2, Effective Date of FASB Statement No. 157, which permits companies to partially defer the effective date of SFAS 157 until periods beginning after November 15, 2008.

On January 1, 2008, we adopted SFAS 157 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. We have elected to defer adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Accordingly, we have not applied the provisions of SFAS 157 in the fair value measurement of the nonfinancial assets and nonfinancial liabilities recorded in connection with our business acquisitions during the year. The provisions of SFAS 157 are applied prospectively. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on the combined financial statements.

On October 10, 2008, we adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS 157. This FSP clarifies the application of SFAS 157 and defines additional key criteria in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of this FSP did not have a material impact on the combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits us to elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities that are not otherwise required to be measured at fair value on an instrument-by-instrument basis. If we elect the fair value option, we would be required to recognize subsequent changes in fair value in our earnings. This standard also establishes presentation and disclosure requirements designed to improve comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. While SFAS 159 became effective for us in 2008, we did not elect the fair value measurement option for any of our existing assets and liabilities and accordingly SFAS 159 did not have any impact on our combined financial statements. We could elect this option for new or substantially modified assets and liabilities in the future.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinatiosn (SFAS 141R). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The adoption of SFAS 141R on January 1, 2009 did not have a material impact on the Company’s combined financial statements, but will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this statement.

In December 2007 the FASB issued SFAS No. 160. This statement provides that noncontrolling interests in subsidiaries held by parties other than the parent be identified, labeled and presented in the statement of financial position within equity, but separate from the parent’s equity. SFAS 160 states that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified on the consolidated statement of income. The statement provides for consistency regarding changes in parent ownership including when a subsidiary is deconsolidated. Any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value. We adopted SFAS 160 effective January 1, 2009, and the presentation and disclosure requirements of SFAS 160 have been applied to all of the combined financial statements, notes and other financial data retrospectively for all periods presented.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. FSP 142-3 intends to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management has not determined the potential effects of this standard on its combined financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP 03-6-1). FSP 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to the provisions in this FSP. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application of this FSP is prohibited. Management has not determined the potential effects of this standard on its combined financial statements.

In June 2008, EITF Issue No. 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreement (EITF 08-3) was issued. This Issue applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. EITF 08-3 requires the lessee to account for these deposits as deposit assets. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Management has not determined the potential effects of this standard on its combined financial statements.

In November 2008, EITF Issue No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7) was issued. This Issue applies to all acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. EITF 08-7 requires a defensive intangible asset to be accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. Additionally, the defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This Issue is effective for fiscal years beginning on or after December 15, 2008. Management has not determined the potential effects of this standard on its combined financial statements.

In November 2008, EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) was issued. EITF 08-6 summarizes issues to consider when applying the equity method to account for business combinations and consolidated subsidiaries, which are affected by recently issued SFAS 141R and SFAS 160 (discussed above). This Issue is effective for fiscal years beginning on or after December 15, 2008. Management has not determined the potential effects of this standard on its combined financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (FSP 132(R)-1). This FSP amends FASB SFAS 132 (Revised 2003) Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to SFAS 132R that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. Management has not determined the potential effects of this standard on its combined financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. We did not elect early adoption of this FSP and do not expect the adoption to have a material impact on our unaudited condensed combined financial position, cash flows or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) 28-1, Interim Disclosures about Fair Value of Financial Instruments. The FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We did not elect early adoption of this FSP and do not expect the adoption to have a material impact on our unaudited condensed combined financial position, cash flows or results of operations.

In April 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, Accounting for Contingencies and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss. FASB also removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). This FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. Effective January 1, 2009, the adoption of this FSP did not have an impact upon our unaudited condensed combined financial position, cash flows or results of operations, but will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this statement.

In January 2009, FASB issued FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. This FSP amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment (OTTI) has occurred. The FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. Effective January 1, 2009, the adoption of this FSP did not have an impact upon our unaudited condensed combined financial position, cash flows or results of operations.

BUSINESS

Introduction

We are a global provider of a broad suite of scalable enterprise software applications to customers in select industries, which we refer to as our targeted vertical industries. Our software applications enable our customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

We strive to ensure that our applications portfolio addresses the major industry-influenced technology challenges facing our customers. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to extensive regulatory requirements. We believe that the industry-specific functionality incorporated in our software applications addresses our customers’ specific requirements more reliably and more cost-effectively than conventional horizontal enterprise software applications.

We believe we have developed a platform that will contribute to our future growth by facilitating organic expansion, strategic acquisitions, and leveraging of cross-selling and other business opportunities with our customers. Our platform has a unique set of attributes, including:

•	multiple complementary applications enabling end-to-end business process integration;

•	domain expertise in, and focus on, growing and under-penetrated vertical industries, which allows us to build a leading market position in those markets;

•	a team of experienced sales and marketing personnel along with more than 1,120 resellers, distributors and franchise owners throughout the world;

•	offices and franchise partners in over 20 countries, which helps us meet the service and support requirements of our customers worldwide;

•	R&D centers located in China and India that provide flexible and cost-effective R&D services;

•	considerable experience in acquiring and integrating complementary businesses and assets; and

•	operating synergies derived from our relationship with our parent, CDC Corporation, and its affiliates.

We offer enterprise software applications that are designed to deliver industry-specific functionality. Our principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers in the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks, such as spare parts distribution, wholesale and retail operators and logistics services providers. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization; and

•

Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes, such as the financial services, homebuilding and real estate, chemicals, general manufacturing, energy, insurance and healthcare industries.

Our Industry

Organizations rely on various enterprise software solutions to optimize their business processes in order to enhance revenue growth and control expenses. ERP software applications allow companies to establish greater financial control and standardize their business processes for operational efficiency and data transparency. SCM software applications are used to manage both supply-side and demand-side business processes, including production planning, logistics and inventory management. CRM software applications are primarily used to automate and coordinate customer-facing business processes within an organization, such as sales, marketing and customer service activities.

According to Gartner’s March 2009 report entitled “Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 1Q09”, the total worldwide market for ERP software applications is expected to grow from $23.8 billion in 2008 to $31.8 billion in 2013, which represents a compound annual growth rate, or CAGR, of 6.0%. The overall market for CRM software applications is expected to grow from $9.4 billion in 2008 to $13.6 billion in 2013, which represents a CAGR of 7.8%. Gartner also forecasted that the total market for SCM software applications is forecasted to grow from $6.8 billion in 2008 to $10.2 billion by 2013, which represents a CAGR of 8.3%.

Conventional enterprise software applications offer broad functionality, but often must undergo time-consuming and expensive customization to meet industry-specific requirements. As a result, we believe there is significant demand for enterprise software applications that incorporate industry-specific business and regulatory compliance capabilities and that do not require extensive and costly customization. We believe that such demand is particularly strong in medium-sized enterprises and divisions of large enterprises without the resources typically required to customize conventional enterprise software applications. We also believe that the growing trend of companies shifting operations to lower cost geographies, such as China, India and Latin America, is driving a higher growth rate for ERP, SCM and CRM software applications in these regions. The table below summarizes the size and growth rates, as forecasted by Gartner in its Forecast: Enterprise Software Markets, Worldwide, 2008-2013, 1Q09, of these software applications across different regions of the world.

	ERP			CRM			SCM
($ in millions)	2008	2013	CAGR	2008	2013	CAGR	2008	2013	CAGR
Latin America	$932.6	$1,636.0	11.9%	$170.0	$304.4	12.4%	$221.8	$423.7	13.8%
Asia/Pacific	2,947.8	4,987.6	11.1%	859.4	1,416.1	10.5%	721.2	1,212.8	11.0%
North America	9,046.8	12,915.2	7.4%	4,811.3	7,261.1	8.6%	3,348.5	5,042.3	8.5%
Europe, Middle East and Africa	10,889.1	12,309.1	2.5%	3,522.4	4,649.1	5.7%	2,544.3	3,495.2	6.6%

Worldwide	$23,816.3	$31,848.0	6.0%	$9,363.1	$13,630.7	7.8%	$6,835.9	$10,174.1	8.3%

Our Competitive Strengths

We believe that we are one of the few global providers of enterprise software applications targeted at medium-sized enterprises and divisions of larger enterprises. Our global platform provides us with the following competitive strengths:

We have developed a broad suite of scalable enterprise software applications. We have built a broad suite of enterprise software applications for the organizations in our targeted vertical industries, through a combination of internal development and acquisitions. These applications include ERP, SCM, manufacturing operations management, CRM and enterprise performance management. We believe that each of these applications provides the comprehensive functionality required by businesses within our targeted vertical industries to meet their objectives. Furthermore, our applications are designed to easily integrate into other enterprise applications allowing our customers to avoid the time-consuming and expensive IT services necessary to integrate individual applications provided by multiple vendors. Our enterprise software applications are also designed to enable our customers to expand their use of our products as their businesses grow by adding incremental hardware capacity without having to re-implement software or retrain personnel, thereby protecting our customers’ original investment in our products, while providing us with additional license, maintenance and services revenue as our customers grow.

We have developed sophisticated products for our targeted vertical industries that can be implemented rapidly, configured and upgraded easily, and are intuitive to use. We believe that sophisticated buyers seek solutions that are closely tailored to their industry-specific requirements. This demand creates significant advantages for us relative to our competitors that offer generalized enterprise software applications. Our enterprise software applications incorporate the specific functionality required by customers in our targeted vertical industries and thus can be implemented without the significant customization that is typically required for conventional enterprise software applications. This results in significant time and cost savings, particularly for medium-sized enterprises and divisions of larger enterprises that do not have large dedicated IT staffs or budgets for software customization. In addition, because our enterprise software applications require less customization during initial implementation, customers can adopt subsequent upgrades more easily, saving them time and money. Furthermore, because our applications are designed to meet industry-specific requirements and are more intuitive to use than conventional enterprise software applications end-user training requires fewer staff resources and is less expensive and time-consuming.

We have vertically specialized sales, service and support resources. In the current market environment, we believe medium-sized enterprises and divisions of larger enterprises are not only seeking tailored solutions, but also long-term business partners who understand and are familiar with the unique and evolving challenges of their industries. In order to address this need and to more effectively develop, enhance and sell our industry-specific solutions, we have sought to attract and retain personnel with substantial experience in the industries we target. Our industry experts understand our customers’ specific business concerns, resulting in what we believe is a more effective sales, service and support staff than those of our competitors who sell their products through a generalist sales force. Additionally, due to our focus on offering industry-specific solutions, we believe that our marketing programs are significantly more cost-effective than those of our generalist competitors.

We have a global sales, service and support network. Our global customers require local sales, service and support resources. Through a combination of direct sales and partners, we have the ability to distribute our enterprise software applications globally. As of March 31, 2009, we had 107 employees engaged in direct sales targeting customers in North America and Western Europe complemented by 43 channel partners in key emerging markets. We have also invested significantly in sales and marketing in China as we believe demand for enterprise applications in China will be significant in the future and our competitors have found penetrating the market challenging. In China, we had 25 employees engaged in direct sales complemented by eight channel partners as of March 31, 2009. To support our global customer base we have service centers located in North America, Europe and Asia that provide support on a 24/7/365 basis.

We have a global and diverse base of highly satisfied customers. Our enterprise software applications were being used by over 6,000 companies worldwide as of December 31, 2008. During 2008, we added 641 new enterprise software customers, which accounted for $16.1 million or approximately 36% of our total software license revenues, compared to 46% in 2007. During 2008, approximately 55% of our total revenues were generated in the Americas, approximately 40% in Europe, the Middle East and Africa, and approximately 5% in the Asia Pacific region. Our global and diverse customer base helps ensure that we are not dependent on any single customer, industry or geographic region. Our large global customer base also provides us with significant cross-selling opportunities for new software products as well as upgrades to their existing products. During 2008, we derived $29.2 million or approximately 64% of our license revenues from existing license customers. Additionally, 92% of our customers renewed their maintenance contracts in 2008 providing us with a solid base of recurring revenue, which contributes to our revenue visibility. We also leverage this high degree of customer satisfaction to support our marketing and sales programs through customer case studies, media interviews, speaking engagements and sales references to generate additional leads and sales.

High quality, lower cost research, development, service and support resources We own and operate research, development, service and support centers in Shanghai and Nanjing, China and Bangalore, India to take advantage of the large number of high quality, lower cost software engineers in those regions. As of March 31, 2009, our facilities in China and India employed approximately 105 and 151 development personnel, respectively, and 39 and 25 consulting personnel, respectively, representing approximately 35% and 43% of our global research and development personnel. This strategy has enabled us to reduce our overall cost structure as the IT labor costs in China and India are substantially lower than typical IT labor costs in the US. It has also enabled us to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel at significantly lower costs per employee. Unlike many of our competitors, we have an established history of operations in China and India and we operate our own in-house development centers, rather than outsourcing to third parties. As a result, we believe we have maintained better control over product quality and development schedules and have experienced less staff turnover.

Our Growth Strategy

Our goal is to be the leading global provider of a broad suite of scalable enterprise software applications to medium-sized enterprises and divisions of large enterprises in our targeted vertical industries. We intend to pursue the following strategies to achieve that goal:

Continue to expand and enhance our industry-specific products and expertise to strengthen our competitive advantages. In order to attract new customers and retain existing customers, we will continue to focus on offering high-quality, vertically-tailored enterprise software applications that address our customers’ specialized business, industry and regulatory requirements at an affordable cost. As a result, we intend to:

•	develop broader and deeper product functionality to address our customers’ expanding requirements;

•	develop additional geographically-specific functionality to address the increasingly local requirements of our customers and enable their expansion on a global basis;

•	attract and retain employees with business and product expertise in our targeted vertical industries; and

•	provide additional delivery models, such as Software-as-a-Service, or SaaS, and subscription-based hosting to address the preferences of our customers.

Capitalize on cross-selling opportunities into our installed customer base. As of March 31, 2009, our enterprise software applications and services were being used by over 6,000 companies worldwide. However, because the licensing and implementation of software solutions involves a significant capital investment, many customers may not purchase all of the modules or applications we offer to optimize their business at one time. Therefore, our large, global customer base provides us with a significant opportunity to sell our new and existing software products, as well as upgrades for existing applications. In order to accomplish this, our sales force has dedicated sales and marketing personnel focused on selling to our installed customer base. Over time, we anticipate that software sales to our installed base of customers will increase as a percentage of our overall software license sales.

Target emerging markets for enterprise software applications. We believe that lower cost geographies, such as China, India, Latin America and Eastern Europe, represent strong growth markets for enterprise software applications as many companies continue to relocate their operations to those regions due to lower overhead and labor costs. We also believe that our enterprise software applications will have competitive advantages in our targeted vertical industries in these emerging markets, because they have been designed to support both the unique vertical industry and geographic requirements of these customers. We have invested significantly in developing direct and indirect distribution resources in these lower cost geographies and intend to take advantage of our specialized products and distribution resources by continuing to target opportunities in these emerging markets. In particular, we believe we are well positioned to take advantage of the experience and infrastructure of CDC Corporation’s family of companies in China.

Expand our in-house software development, services and support centers located in China and India. We perform increasing amounts of our software development, services, and support functions at our in-house development centers located in China and India. While our product development and design decisions are made in North America, the actual development work has been increasingly moved offshore. Specifically, we have established software development centers in Shanghai and Nanjing, China and Bangalore, India. This shift has enabled us to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel while reducing overall development costs. By establishing our own offshore development centers, we believe that we maintain better control over product quality and development schedules than our competitors that have outsourced their development work to third parties in these locations. Furthermore, we continue to add customer support personnel in these locations which allows us to deliver 24/7/365 support to our customers at a lower cost. Lastly, we continue to grow our services teams in these locations. We utilize our services personnel in these centers to perform incremental work for our customers and work that can be shifted offshore. This shift enables our local services personnel to assist our customers with higher value add service (e.g., strategic IT planning) which frees up headcount within our customers’ own IT departments for more mission critical activities.

Selectively pursue acquisitions. Our management team has significant experience identifying and integrating successful acquisitions. Since 2003, we have consummated nine acquisitions, which have extended our geographic reach, broadened and deepened our product portfolio, and contributed to our vertical expertise. In addition, our global administrative infrastructure, sales, service and support personnel, and lower-cost research and development resources have enabled us to substantially eliminate redundant costs at our acquired companies. In order to continue to expand our geographic reach, product depth and breadth, and vertical expertise and leverage our global platform, we intend to continue to selectively pursue acquisitions.

Expand into new vertical industries. We have been successful by focusing on our targeted vertical industries. We intend to expand into new vertical industries where we believe we can establish a competitive advantage. We may pursue such expansion either through strategic acquisitions or through internal product development. We expect to target new vertical industries that have characteristics similar to our existing vertical industries, such as those characterized by complex customer and partner relationships, intricate regulatory requirements and sophisticated processes and procedures.

Our Enterprise Software Applications and Services

We believe that our broad suite of enterprise software applications enables our customers to improve efficiency and profitability through company-wide integration of business and technical information across organizational boundaries and multiple departments, such as finance, general manufacturing, logistics, human resources, marketing, sales and customer service. We complement our products with a range of professional services that we believe promote a lower total cost of ownership and faster return on investment.

Our enterprise software applications include the following:

Enterprise Resource Planning. We believe that our ERP products enable our customers to gain greater control and visibility needed throughout their operations to improve profitability and fulfill customer demand. For companies that produce and package products through recipe and formula-based processes, our ERP products are designed to solutions enable process manufacturers to better manage manufacturing operations with dynamic forecasting and scheduling, formula-based production and yield management, quality control, inventory management, complex product costing, and streamlined regulatory compliance.

Supply Chain Management. We believe that our SCM products better enable process manufacturers to plan and forecast proactively, optimize production schedules, minimize inventory investments, and streamline distribution operations. We also offer SCM products for distribution-intensive companies that support demand-driven fulfillment in multi-company, multi-site, multi-channel environments, such as for retailers (grocery stores, specialty goods and direct merchant retailers), wholesalers (pharmaceutical and over-the-counter drug distributors) and consumer goods manufacturers, which have high volumes of order transactions and fast-moving products.

Manufacturing Operations Management. Our manufacturing operations applications are designed to help companies optimize the efficiency and effectiveness of their factories. These applications are integrated with and complement our ERP and SCM products, and also fill the manufacturing operations void in ERP, SCM and manufacturing execution systems from our competitors. Our manufacturing operations applications combine factory scheduling with real-time performance management and business intelligence to enable continuous improvement, optimization of operational resources and change management for manufacturing operators, engineers, technicians and management personnel.

Customer Relationship Management. Our CRM products are designed to improve our customers’ ability to establish and maintain profitable long-term business relationships with their customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers.

Enterprise Feedback Management (EFM). Our EFM applications are designed to better equip organizations to capture and process customer complaints and feedback and use this information to deliver cost reductions, increased efficiencies, improved customer satisfaction and increased profitability. We believe these applications enable companies to improve customer satisfaction and advocacy, and drive business improvements and competitive advantage as well as providing the ability to help address regulatory compliance requirements.

Human Resource Payroll (HRP). Our HRP solutions, which are currently only offered in China, focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. Our HRP solutions are designed to streamline the human resource management process, increase work efficiency, and support strategic decision-making. Our customers are able to automate routine daily tasks such as payroll processing, attendance, and benefits tracking, giving them more time and information to implement strategies that align the workforce with their organization’s strategic goals.

Business Analytics (BA). Our BA applications are designed to empower organizations with convenient access to information, reporting and analysis capabilities, and budget and planning systems. These tools give customers the ability to convert large volumes of data collected and stored by the business into meaningful and multi-dimensional reports and analyses for use in decision-making. These applications are sold as complementary applications to our ERP, SCM, CRM and manufacturing operations solutions.

The following table sets forth the core components of our various solutions described above:

ERP	SCM	Manufacturing Operations Management	CRM	EFM	HR Payroll (China)	BA

•  Financial Management

•  Manufacturing Management

•  Quality Management

•  Regulatory Compliance

•  Materials Management

•  Inventory Control

•  Maintenance Management

•  Business Analytics

•  Data Collection

•  Supplier Management

•  Demand Planning

•  Replenishment Planning

•  Vendor Managed Inventory

•  Sales and Operations Planning

•  Production Scheduling

•  Radio Frequency Identification Planning

•  Execution

•  Business Analytics

		• Factory Scheduling • Real-Time Performance Management • Business Analytics	• Sales • Marketing • Service • Partner Management • Business Analytics • Mobile CRM • Complaint and Feedback Management • Add-on products to Microsoft Dynamics CRM	• Customer Complaints • Complaint Management and Escalation • Business Analytics	• Human Resources • Payroll Administration • Attendance Tracking • Employee Self-Service	• Reporting • Analysis • Budget • Planning

Our diverse portfolio of sophisticated enterprise software applications is targeted at medium-sized enterprises and divisions of larger enterprises in a targeted set of vertical industries. The following chart summarizes our current vertically focused products:

Industry Specialization	ERP	SCM	Manufacturing Operations Management	CRM	EFM	HR Payroll (China)	BA
Food and beverage	—	—	—	—	—	—	—
Consumer products	—	—	—	—		—	—
Pharmaceutical and biotechnology	—	—	—	—	—	—	—
Financial services				—	—	—	—
Energy	—			—	—
Insurance				—	—
Chemicals	—	—	—	—		—	—
Metals and natural products	—	—	—	—		—	—
General manufacturing				—	—	—	—
Logistic services		—		—
Spare parts distribution		—		—
Wholesale distribution		—		—
Retail operations		—		—
Healthcare				—	—	—	—

Our targeted vertical industries typically have specific and often complex business, industry and/or regulatory requirements that generalist vendors are often unable to satisfy without time consuming and expensive customization. Some of the ways by which our industry-specific solutions can help our customers are shown below:

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
Food, beverage and consumer products

•   Streamline operations and supply chain functions to reduce costs and improve profits

•   Cost-effectively respond to increasing demands of big-box retailers and large distributors

•   Manage complex sales and distribution networks

•   Streamline regulatory compliance

•   Ensure consistent safety and quality of product

•   Ensure brand protection

•   Manage recalls and mock recalls

•   Increase product line profitability

•   Optimize production and inventory planning

•   Provide customer self-service

•   Manage recipes

•   Control inventory

•   Facilitate complex product costing

Pharmaceutical and biotechnology

•   Streamline regulatory compliance

•   Monitor, track, control, validate and audit critical resources and activities across the manufacturing and distribution processes

•   Maintain control and ensure product safety and quality while taking advantage of the industry trend toward outsourced and offshore manufacturing

•   Ensure brand protection

•   Manage recalls and mock recalls

•   Optimize production and inventory planning

•   Provide customer self-service

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Financial services

•   Differentiate product offerings

•   Increase sales effectiveness by managing indirect relationships with decision-makers

•   Build customer loyalty by offering unique, personalized services

•   Improve customer experience with coordinated interactions across all departments

•   Measure and track expenses and profitability of individual agents and brokers

•   Increase data accuracy and accessibility

•   Streamline time-intensive processes to reduce costs

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Energy

•   Integrate new products and services into the sales force

•   Adapt complex processes to new regulatory mandates and energy conservation incentive programs while tracking the success of these programs to ensure compliance

•   Integrate data from many different systems into a consolidated view enabling customer service to provide customers with insight into complex pricing and rebate programs

Insurance

•   Provide accountability throughout the entire lifecycle of a group through automated workflows between internal departments and broker channels

•   Integrate with core systems either through imports or real-time connectivity eliminating data duplication, reducing data entry and errors, as well as improving sales, underwriting, and membership processes

Chemicals

•   Streamline operations and SCM functions to reduce costs and improve profits

•   Optimize production and inventory planning

•   Manage complex sales and distribution networks

•   Facilitate automated monitors and reporting to efficiently demonstrate compliance

•   Maintain control and ensure product safety and quality while taking advantage of the industry trend toward toll processing and outsourced and offshore manufacturing

•   Optimize value of capital investments in production equipment and warehouse capacity

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
Metals and natural products (forest and agricultural products)

•   Streamline operations and SCM functions to reduce costs and improve profits

•   Minimize operating costs and maintain control while taking advantage of the industry trend toward outsourced and offshore manufacturing

•   Respond to an increasing need to outsource to meet cyclical demands

•   Enhance customer service as a differentiator

•   Improve productivity

•   Optimize value of capital investments in production equipment and warehouse capacity

General manufacturing

•   Accelerate time to market for new products

•   Increase sales effectiveness by managing indirect relationships with deal influencers

•   Increase margins through improved price quoting and discounting

•   Coordinate the management of extended sales teams including direct wholesalers and distributors

Logistics services

•   Collaborative Services Framework as the supply chain service bus for rapid and flexible integration with trading partners including adding new clients

•   Trading partner portals to expose operating data critical to customer’s operations

•   Third-party logistics billing module

•   Ability to fulfill in a multi-brand environment, with customized processes, workflow and shipping paperwork for multi-tenant environments

Spare parts distribution

•   Optimization of labor intensive picking, packaging and shipping for spares and repair parts

•   Full support for serialized, lot controlled and hazardous materials

•   Support for same day order fulfillment or will-call for emergency vehicle off road or aircraft on ground orders

•   Global transportation planning including export, International Air Transport Association and denied parties compliance support

•   Department of Defense Radio Frequency Identification and battlefield readiness compliance

Wholesale operations

•   Support for complex pricing and sourcing models including multi-region, multi-company, multi-currency price books

•   Integrated supply chain planning and execution for multi-channel fulfillment

•   Optimizing for transportation and warehouse execution

•   Customer web shop including bid management for contractors

Retail operations

•   Centralized order/replenishment management integrating point of sale, forecasting, merchandising and supply lead times

•   Advanced cross dock planning with real time allocation logic designed for retail stores

•   Ability to support a mix of push based merchandising and rapid response demand based store replenishment

•   Direct integration with complex material handling systems including carousels, automation storage and retrieval systems, unit sortation systems

Healthcare

•   Gain insight into individual client requirements and expectations

•   Improve data quality and management visibility

•   Improve the profit potential of each client

•   Coordinate services more consistently and effectively across all departments

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Maintenance and Support

We seek to ensure that our customers are able to quickly and easily resolve issues related to our enterprise software applications. We provide global customer support on a 24/7/365 basis through a variety of channels, including web-based support, e-mail, telephone support, technical publications and product support guides. Customer support works closely with our customers’ internal support teams to assist our customers in their use of our solutions. Generally, our customer support is provided under the maintenance provisions in our license agreements for an annual fee, which is based on a percentage of the software license fees. Customers are typically required to purchase customer support for at least one year when they enter into a license agreement. Standard maintenance agreements generally entitle a customer to certain product upgrades and product enhancements, as well as access to our support staff. In addition to standard support, we continue to expand our offerings to include remote services and extended technical support.

Professional Services

We offer professional services to customers to enable them to get the most out of our enterprise software applications. These services are principally offered on a time and materials basis as well as on a fixed fee basis and include:

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Software Implementation Services. Our professional services team works with our customers, third-party resellers and systems integrators to implement our software. Our experienced professional services team includes professionals who have a deep understanding of the technical and regulatory requirements of customers in our targeted verticals and help our customers to ensure effective implementation of our products to meet their specific needs. The majority of our implementation services relate to implementing and configuring our software, but we also offer advanced interface configuration and data migration services when required. When we sell software services directly to our customers we offer these services at a fixed price for a fixed scope of work.

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Education Services. We seek to ensure that our customers effectively adopt and use their enterprise software applications by delivering education and training services that fit each customer’s business needs. Education services are offered to customers as standard or customized classes at our education facilities or at the customer’s location.

Sales and Marketing

We sell our products and services through a variety of methods, including our direct sales force, our channel partners and distributors, and, for certain products, through our websites. Our direct sales force is organized by targeted vertical industry and is primarily concentrated in the United States and Western Europe. As of March 31, 2009, we had 145 employees engaged in direct sales.

In addition to our direct sales force, we sell our products through a global network of partners and distributors. These partners include value-added resellers, original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. Our partners and distributors pay us royalties on the sales of products and maintenance services. As of March 31, 2009, we had approximately 1,120 resellers, distributors and franchise owners, principally located outside the United States, that resell and distribute our enterprise software products. In addition, we sell add-on products, solutions and tools for the Microsoft Dynamics CRM platform both directly through an online store and through more than 940 authorized reseller partners worldwide.

In support of our sales force, partners and distributors, we conduct a variety of marketing programs, including telemarketing, direct mailings, online and print advertising, seminars, trade shows, public relations and on-going customer communication. We are engaged in a significant marketing effort using online channels including web-based seminars, online newsletters, and electronic direct mail. Additionally, we participate in industry, customer and analyst events, and hold local events to better meet the needs of prospects, partners, distributors and customers around the world. We also hold an annual global users conference as a forum to bring together users of our products to present upcoming products and releases, share success stories and best practices and obtain feedback from our customer base on the quality of our products and services, as well as ideas for improvements and future upgrades.

We also conduct communications programs to establish and maintain relationships with key trade press and industry analysts. We have customer marketing teams targeted at working directly with our customers to obtain feedback and to track ongoing customer success stories. We also hold joint web events with marketing partners and others, co-author business papers, and create and publish other materials that are of value to our customers and partners in making a decision to purchase one of our products.

Franchise Partner Program

We have established a Franchise Partner Program, or FPP, and have allocated an aggregate of $20 million for investment in channel partners to establish strategic relationships to accelerate mutual business expansion. We select participating partners in high-growth geographies including Eastern Europe, the Middle East, Latin America, India and China. For participation in the FPP, we seek partners with long-standing, successful track records in ERP, SCM and CRM. As of March 31, 2009, we have invested a total of $0.7 million in investments and another $0.9 million in loans into six partners on a global basis. Those franchise partners include:

Franchise Partner	Date	Percentage Ownership	Description
CDC CRM Solutions Private Limited (CDC CRM Solutions India)	November 2007	19%	Reseller of CRM products.

CMT Argentina, S.A (CMT Argentina)	August 2007	10%	Reseller of ERP products.

Business T&G, S.A (Business T.G. Spain)	May 2007	19%	Reseller of ERP, CRM and SCM products.

Desarrollo de Recursos Estratégicos S.A. de C.V. (DRE Mexico d/b/a CDC Software Mexico))	January 2008	19%	Reseller of CRM products.

CDC Software DO Brasil Sistemas S.A. (Ross Brazil)	June 2008	15%	Reseller of ERP products.

Ross Enterprises S.A. (Ross Chile)	June 2008	10%	Reseller of ERP products.

Product Development

To meet the increasingly sophisticated needs of our customers in our targeted vertical industries and address potential new markets, we strive to invest in, and enhance the functionality of, our existing product offerings and related services and develop new product solutions. During 2007 and 2008, we spent $22.8 million and $25.9 million, respectively, on research and development activities. During the three months ended March 31, 2009, we spent $4.5 million on research and development activities.

Our development process involves a system in which we obtain product input from a variety of sources, including product and design forums, specialty industry groups, market trends, changes in industry and regulatory requirements and customer surveys. The input is conveyed through internal product boards, made up of technical, sales and marketing personnel that provide advice to the product manager who then produces a product plan. Generally, under the product plans, specific major new releases are made every 12 to 18 months, with minor product releases on a six-month basis.

Under our product development model, decisions regarding the direction of our product lines are made in North America, with the actual development work being increasingly moved off-shore, principally in China and India. We have established a software development center in Shanghai, China to develop our enterprise and departmental solutions for process manufacturers and a software development center in Bangalore, India to develop our vertical CRM products, both of which have achieved Microsoft Gold Certification.

Our China management team has substantial industry experience. Executives in leadership roles in China have an average of approximately 16 years of technology industry experience each inside and outside of China. Furthermore, we have an established history of operations in China, and as such, have developed strong government relationships. Shanghai is our key development center in China today, but we have established a beachhead in Nanjing as well, since Nanjing offers lower operating costs than Shanghai, providing us an ability to maintain a low cost structure in China. We also have a partnership with one of China’s leading universities, the Nanjing University, to ensure we can hire top talent as needed. More than 200,000 students graduate from Nanjing’s universities each year. Nanjing’s total operating costs are lower than Shanghai’s. Our India management team also has substantial industry experience, with executives in leadership roles in India having an average of approximately 14 years of technology industry experience each inside and outside of India. Our presence in India allows us to take advantage of the well-educated, highly skilled workforce available in that region at reasonable operating costs.

As of March 31, 2009, our software development centers in China and India employed approximately 105 and 151 development personnel and 39 and 25 consulting personnel, respectively. This shift of development capabilities to our offshore facilities has enabled us to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By managing our own internal development centers, rather than outsourcing to third parties (as is frequently practiced in the software industry) we believe we have maintained better control over product quality and development schedules.

We now have approximately 35% of our global R&D organization in China, and intend to increase that percentage over time. This strategy is intended to further reduce our overall cost structure as China’s IT labor costs are lower than typical IT labor costs in the US and India. We have experienced only modest salary increases in China relative to other regions, such as India. Turnover rates have also been relatively low in China.

One of our acquisition advantages is our ability to migrate R&D efforts to our China and India operations. Our acquired companies typically have an R&D spend as a percentage of revenue above the CDC Software corporate average. We are able to leverage our offshore capabilities to lower that spend level, or accelerate development schedules, in a short period of time after completing acquisitions.

Intellectual Property

We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, we also protect our trademarks through registration primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets. Protection may not be available in every country in which our intellectual property and technology is used. As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are nonexclusive and generally perpetual. We also provide for source code escrow arrangements under some of our license agreements. See “Risk Factors — Risks Relating to Our Business.”

We currently sub-license and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third-party technology.

Acquisitions

Our business has been built in large part through strategic acquisitions and investments during the prior six years. The following table sets forth a summary of our strategic acquisitions and investments related to our business completed since January 1, 2003. We will continue to selectively pursue acquisitions to expand into new vertical industries, expand our product and service offerings, extend our geographic reach and grow our customer base. Unless otherwise indicated, each acquisition or investment described below is wholly owned by us.

Acquisition or Investment	Date	Description
Industri-Matematik International Corp. (1)	September 2003, November 2007	SCM for distribution intensive industries.

Rights to Executive Suite software	October 2003	Financial management applications.

Pivotal Corporation	February 2004	Vertical CRM applications.

Ross Systems, Inc.	August 2004	Extended ERP and SCM applications.

Assets of JRG Software, Inc.	February 2006	On-demand supply chain solutions for planning and scheduling, delivered as SaaS.

c360 Solutions, Inc.	April 2006	Add-on products, solutions and tools for the Microsoft Dynamics CRM platform.

MVI Holdings Limited	October 2006	Real-time performance management solutions for process manufacturers.

Respond Group Limited	February 2007	Enterprise class complaints, feedback and customer service solutions.

Saratoga Systems Inc.	April 2007	Enterprise CRM and wireless CRM applications.

Catalyst International (2)	September 2007	Integrated supply chain execution solutions and services.

ISL Technologies Limited (3)	March 2008	Hong Kong based vendor of ERP systems developed for small and medium discrete manufacturers in China.

(1)	Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(2)	Includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.

(3)	We acquired a 51% stake in ISL Technologies Limited.

On February 9, 2009, we signed a letter of intent to acquire WKD Solutions Ltd., a provider of supply chain event management and business activity monitoring solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements, for £1.0 million (approximately $1.5 million using the exchange rate applicable on February 9, 2009). This acquisition is subject to several standard closing conditions including receipt of approval from our board of directors and the satisfactory completion of due diligence. In the event that this acquisition is consummated, we anticipate that we will utilize an aggregate of approximately $1.5 million of the proceeds of this offering to acquire WKD Solutions Ltd.

On May 14, 2009, we signed a term sheet to acquire Informance International, a provider of enterprise manufacturing intelligence solutions, in exchange for unregistered ordinary shares of CDC Software worth $3.2 million. The acquisition is subject to several customary closing conditions, including the execution of definitive documentation related to the acquisition, the receipt of all requisite approvals and consents, and the satisfactory completion of due diligence by CDC Software. We do not expect to use any proceeds from this offering to fund the acquisition of Informance.

Competition

The enterprise software industry is very competitive and subject to rapid technological change. A number of companies offer products that are similar to our products and target the same vertical industries as us. Some of our potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition to competing with the internal IT departments of our customers with their own legacy and homegrown systems, our major competitors in each of our targeted vertical industries include:

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Integrated ERP and SCM in the food and beverages, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries: Epicor, Infor, Lawson, Manhattan Associates, Microsoft, Oracle, QAD, Sage, SAP and various other small vendors.

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Vertical CRM in the financial services, business services, homebuilding and real estate, general manufacturing, and healthcare industries: Consona, Microsoft, NetSuite, Oracle, Sage, Salesforce.com, SalesLogix, SAP and various other small vendors.

•	Extended Supply Chain solutions in the distribution industries: i2, Infor, Logility, Manhattan Associates, Oracle, Red Prairie and SAP.

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HR Payroll: Oracle, SAP and various local providers in the China market, including BenQ Group, Cityray Technology, Kingdee International Software Group, Shanghai Kayang Information System, Strategy Software Systems, UFIDA Software and Vanguard.

Legal Proceedings

We currently, and from time to time, are, subject to claims arising in the ordinary course of our business. Except as described below, we are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition.

Marjorie Fudali. In June 2003, Marjorie Fudali, or Fudali, filed a civil action in the United States District Court for the District of Columbia against Pivotal, alleging that she was owed commission in the amount of $0.4 million plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2.3 million. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1.9 million and $1.8 million. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1.2 million. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal was required to post a bond in the amount of $1.2 million with respect to this matter. We accrued $0.75 million representing our best estimate of the potential loss at December 31, 2007 and 2008, respectively, in connection with this matter.

Pure Biosciences. In June 2007, Pure Biosciences, or Pure, filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross Systems in March. In August 2007, Ross

Systems filed a motion to dismiss the complaint. Pure did not respond to Ross Systems’ motion, but instead filed an amended complaint in October 2007. In November 2007, Ross Systems filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross Systems’ motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $0.2 million. Ross Systems filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008. In September 2008, the Court denied Ross Systems’ motion to dismiss. Later in September 2008, Ross Systems filed its answer and counterclaim to Pure’s Second Amended Complaint. The Ross Systems counterclaim includes causes of action for breach of contract and quantum merit (unjust enrichment). In December 2008, the Court ordered the parties to appear for an Early Neutral Evaluation Conference, which did not lead to an agreement. Following the Early Neutral Evaluation Conference, the Court ordered the parties to exchange Rule 26 disclosures in January 2009 and to schedule a settlement conference. The settlement conference was held in February 2009, and no agreement was reached. The parties have developed a joint discovery plan and negotiations with respect to this matter are ongoing. We cannot predict when the final resolution of this matter will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

Vertical Computer Systems, Inc. / NOW Solutions LLC. In February 2003, Vertical Computer Systems, or Vertical, (on behalf of itself and on behalf of NOW Solutions, or NOW) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross Systems’ HR/Payroll division to NOW. The action sought $5.0 million in damages. In April 2003, Ross Systems filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross Systems filed summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, Ross Systems filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $0.8 million installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross Systems raising the same contractual issues asserted in the Vertical v. Ross Systems action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15.0 million in damages. In December 2004, Ross Systems filed a motion to dismiss certain of the counterclaims, which the Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5.0 million. In May 2006, Ross Systems filed a motion for partial summary judgment that was granted in part.

A jury trial of both the Vertical v. Ross Systems and Ross Systems v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross Systems. In September 2007, the Court entered a final judgment against Ross Systems in the amount of $1.3 million in damages, $0.9 million in attorney’s fees and costs, and $0.9 million in pre-judgment interest, for a total judgment against Ross Systems of $3.2 million. In November 2007, Ross Systems commenced its appeal from the Court’s trial rulings. On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross Systems was $3.2 million plus $0.35 million in post judgment interest. In March 2009, Ross Systems filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In April 2009, Vertical filed an opposition to Ross Systems’ motion.

In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3.15 million previously deposited by Ross Systems into escrow with the Court pending appeal. To date, counsel has not been able to confirm the amount of money held in escrow that has been released to NOW. In June 2009, NOW sought to enforce a judgment obtained in New York and filed a judgment enforcement action in Fulton County, Georgia.

In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross Systems, although Ross Systems has yet to be served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4.1 million in damages. We believe that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above. Moreover, this case has been dormant since NOW filed the complaint and it appears that NOW may have abandoned the matter. Should this matter become active, we intend to vigorously defend the same. We accrued $3.2 million and $3.5 million at December 31, 2007 and 2008, respectively, in connection with this matter.

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of CDC Software, filed a claim in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim filed by Sunshine Mills did not specify the amount of damages. Discovery has commenced and a jury trial was scheduled for May 2009. In March 2009, the Court granted our motion to continue and the trial date is pending. We intend to vigorously defend such action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Cerro Wire, Inc. In June 2009, Cerro Wire, Inc., a customer of Ross filed a claim in the Circuit Court of Morgan County, Alabama alleging various tort and contract based causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim demanded the refund of approximately $267,000 in fees paid by Cerro Wire to Ross, together with a cancellation of additional amounts owed to Ross related to the sale of the ERP system and compensatory damages. We intend to vigorously defend such action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, we and our subsidiary, Grupo CDC Software Iberica, SL, or Ross Systems Iberica, received a letter from A. Menarini Industrie Farmaceutiche Riunite, or A. Menarini, a company which licensed Ross’s iRennaissance product, or Iren, under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of €10.0 million, or approximately $14.0 million, and asserted claims therefor. In February 2009, we responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, we and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009, at which time the judge took the matter under advisement. A ruling was issued in May 2009 by the Commercial Court of Evry pursuant to which the Special Master declined to rule on the case. In June 2009, A. Menarini appealed the decision of the Commercial Court of Evry. Management is currently evaluating this matter and no estimate of potential loss, if any, is available at this time. Furthermore, management intends to continue to vigorously dispute this matter.

Employees

As of March 31, 2009, we had 1,284 full-time employees. With respect to our full-time employees, 557 are in support, professional services and consulting positions, 183 are in sales, marketing and business development positions, 344 are in research and development positions and 200 are in various finance, general and administrative positions. Of our 1,284 employees, approximately 33 of them spend a portion of their time providing services to CDC Corporation, our ultimate parent, pursuant to a Services Agreement. See “Related

Party Transactions — Relationship with CDC Corporation — Services Agreement.” On a continuing basis, we aim to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage.

Facilities

As of March 31, 2009, we owned no real estate and our major leased facilities included our:

•	principal executive offices in Hong Kong, where CDC Corporation, our parent company, has leased approximately 13,600 square feet, approximately 40% of which we occupy;

•	corporate, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia, where we lease approximately 27,500 square feet;

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professional services, education and research and development facilities in Vancouver, British Columbia, where we lease approximately 133,812 square feet, approximately 96,801 square feet of which is currently sublet;

•	sales, marketing and support facilities in Northampton, England, where we lease approximately 11,500 square feet;

•	product development facilities and Nordic services, sales, marketing and support facilities in Stockholm, Sweden, where we lease approximately 13,500 square feet;

•	product development centers in Bangalore, India, where we lease approximately 40,000 square feet, and Shanghai, China, where we lease approximately 9,563 square feet;

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local support facilities in Paris, France, where we lease approximately 4,939 square feet, in Barcelona, Spain, where we lease approximately 8,700 square feet, and in Globen, Linköping and Hässleholm, Sweden, where we lease approximately 39,000 square feet; and

•	operational facilities for certain of our enterprise software subsidiaries located in Campbell, California, where we lease approximately 12,000 square feet.

We and our subsidiaries also lease additional office space in various other locations in the United States, Canada, Europe, Asia and Australia used primarily for local sales, services, support and administrative services.

We believe that our premises are sufficient for our needs in the near future.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of July 9, 2009.

Name	Age	Position/Title
Francis Kwok-Yu Au	39	Director
Raymond K. F. Ch’ien	57	Director
Carrick John Clough	61	Chairman of the Board
Dr. Chung Kiu Wong	62	Vice Chairman of the Board
Simon Kwong Chi Wong	57	Director
Peter Yip	56	Vice Chairman of the Board and Chief Executive Officer of CDC Software and CDC Corporation
Matthew Lavelle	43	Chief Financial Officer, CDC Software and CDC Corporation
Bruce Cameron	56	President, CDC Software
Alan MacLamroc	54	Chief Product & Technology Officer, CDC Software
Donald Novajosky	38	General Counsel, CDC Software, Vice President and Associate General Counsel, CDC Corporation
Lee Reisterer	52	Senior Vice President, Professional Services, CDC Software
Niklas Rönnbäck	43	Senior Vice President, EMEA, CDC Software
Anil Dwivedi	38	Vice President, Japan, CDC Software
Edmund Lau	49	Vice President, Greater China, CDC Software
Ian Whitehouse	44	Managing Director, Australia and New Zealand, CDC Software

The address of each of our directors and executive officers is c/o 11/F, ING Tower, 308 Des Voeux Road, Central Hong Kong.

Francis Kwok-Yu Au has served as an independent director of CDC Software International since July 2007 and has served as an independent director of our board since our formation in March 2009. Mr. Au has also served as a director of CDC Games Corporation since September 2008 and its parent, CDC Games International since May 2007. Mr. Au is the CEO of Cowen Latitude Asia, the wholly-owned Asia subsidiary of Cowen Group, which has offices in Hong Kong, Beijing and Shanghai. Mr. Au is responsible for leading all aspects of Cowen’s businesses in Asia including capital markets, M&A and private placements. Prior to his appointment as CEO of Cowen Latitude Asia, Mr. Au was the President and co-founder of Latitude Capital Group, which was founded in 2002 and acquired by Cowen Group in 2008. He is based in the firm’s Hong Kong office and currently focuses on covering the alternative energy, consumer, health care, industrial, media and technology sectors in Asia. Previously, Mr. Au was the Head of Media investing banking in Greater China for Lehman Brothers Asia. Mr. Au has extensive investment banking experience across all areas of corporate finance including equity and debt capital raising, as well as mergers and acquisition advisory having worked in both Lehman’s New York and Hong Kong offices in the Technology, Telecom and Industrial/LBO Groups. Mr. Au holds a master’s of business administration from Harvard Business School and a bachelor’s degree in Economics/East Asian Studies from Columbia University.

Raymond K. F. Ch’ien has served as an independent director of our board since our formation in March 2009. Dr. Ch’ien has also served as Chairman of the board of directors of CDC Corporation since January 1999. He served as acting chief executive officer of CDC Corporation between March 2004 and March 2005, and chief executive officer of CDC Corporation from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of CDC Corporation’s Hong Kong listed subsidiary, China.com Inc. Dr. Ch’ien is also Chairman of MTR Corporation Limited and Hang Seng Bank Limited, serves on the boards of the Hong Kong and Shanghai Banking Corporation Limited, Swiss Reinsurance Company, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. Dr. Ch’ien received a Doctoral Degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

Carrick John Clough has served as an independent director of CDC Software International since May 2006, has served as an independent director of our board since our formation in March 2009, and has served as chairman of our Board since June 2009. In addition, Mr. Clough has served as the Chairman of the executive committee of CDC Corporation board of directors since August 2005 and Chairman of the board of Praxa Limited, a subsidiary of CDC Corporation. Mr. Clough also currently serves as Chairman of Corgi International Ltd. Further, he has been a special advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.

Dr. Chung Kiu Wong previously served as an independent director of CDC Software International between March 2007 and November 2007, has served as an independent director of our board since our formation in March 2009, and has served as a vice chairman of our board since June 2009. Dr. Wong is the founder and Managing Principal of iASPEC, a group of companies that provide information technology consulting services, software products and services in Hong Kong, China and in North America. iASPEC was established in 1988 and continues to maintain its headquarters in Hong Kong. Dr. Wong obtained his Ph.D. in Mathematics from the University of California. He served as the Principal Architect in a State of California government data centre from 1975 to 1981 and received the Distinguished Services Award from the State of California in 1979. Dr. Wong returned to China in 1982 and has held senior positions in international information technology companies in China and Hong Kong. Dr. Wong is a Distinguished Fellow of the Hong Kong Computer Society. He is also a member of the University Grants Committee and a member of the Advisory Committee on Creative Industry of the Central Policy Unit in the Hong Kong SAR Government. Dr. Wong serves as a member in the Advisory Committees of various engineering faculties and information technology academic departments in the local universities and those in China.

Simon Kwong Chi Wong has served as an independent director of CDC Software International since October 2006 and has served as an independent director of our board since our formation in March 2009. In addition, Mr. Wong has served as an independent director of CDC Games Corporation since September 2008 and its parent, CDC Games International, since September 2006, and as an independent director of CDC Corporation, since August 2005. Mr. Wong is a partner of Argo Global Capital, LLC, or AGC. Prior to joining AGC, he was a director and executive vice president of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing an $820.0 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council, member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received his bachelor of science and master of business administration degrees from the Chinese University of Hong Kong.

Peter Yip has served as executive chairman of the board and as chief executive officer of CDC Software International since May 2006 and has served as a vice chairman of our board and as our chief executive officer since our formation in March 2009. In addition, Mr. Yip served as the chief executive officer and vice chairman of the board of directors of our parent, CDC Corporation, from 1999 until February 2005 and again since his reappointment in April 2006. Mr. Yip has been a director of our affiliate CDC Games since December 2006 and has been chief executive officer of CDC Games International since May 2007. Mr. Yip is a member of CDC Software International’s nominating, compensation and executive committees and is a member of CDC Corporation’s executive committee. Mr. Yip was a founder of CDC Corporation. Mr. Yip is the acting chief executive officer of China.com Inc. Mr. Yip is chairman of China Pacific Capital, and has over two decades of entrepreneurial and direct investment experience in the U.S. and the Asia Pacific region in which he has co-founded or provided seed funding to a number of successful start-up entities, including Linkage Online, Gartner Group Asia, YipKon Business Systems and Online Software Asia. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received a master’s degree in business administration from the Wharton School and both a master’s degree and a bachelor’s degree in electrical engineering from the University of Pennsylvania. He also holds an associate degree and an honorary doctorate degree from Vincennes University in Indiana.

Matthew Lavelle has served as the Chief Financial Officer of CDC Software International since October 2008 and has served in the same capacity with us since our formation in March 2009. Mr. Lavelle joined CDC Corporation in July 2008 as Vice President of Finance and was promoted to Chief Financial Officer in October 2008. Prior to joining CDC, Mr. Lavelle held several positions in the financing and accounting industry. From February 2006 to July 2008, he was Vice President of Finance Airport and Desk Top Services at SITA Inc., a provider of air transport communication and information technology solutions. From 1990 to 2006, he served in numerous capacities of increasing responsibility at United Parcel Service, or UPS, including Controller and Vice President of Finance. Mr. Lavelle holds a Bachelor of Science from the University of Scranton in Pennsylvania. He is a member of the Georgia Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Bruce Cameron has served as President of CDC Software International since August 2008 and has served as our President since our formation in March 2009. Mr. Cameron had previously served as the Executive Vice President of Global Sales and Marketing for CDC Software since June 2008. Prior to that, he was the Senior Vice President of Global Sales from September 2007 to June 2008. Previously, he was Senior Vice President of Global Sales for CDC Software’s CRM product line from January 2006 until September 2007. From January 2005 to September 2006, Mr. Cameron was our Vice President Sales for North America. Mr. Cameron was previously General Manager of the homebuilding vertical at Pivotal Corporation, a company we acquired, which he joined in April 2004. Mr. Cameron has over 26 years experience in application software management, and has held several positions in the software industry including General Manager at Delano Inc., an e-CRM company from December 1999 to May 2001, Worldwide Vice President of Sales at QAD International, an ERP company from 1996 through 1999, General Manager and Senior Vice president at JBA International, an ERP company, from 1989 through 1995, and Vice President of Sales and then President of Cimcorp Inc., a MES systems company from 1986 through 1989. Mr. Cameron holds a BSME degree from Rochester Institute of Technology.

Alan MacLamroc has served as Chief Product & Technology Officer of CDC Software International since April 2007 and has served in the same capacity with us since our formation in March 2009. Mr. MacLamroc is responsible for product marketing, product management, product engineering and leading the global development. Mr. MacLamroc has more than 20 years of technology management experience, including seven years serving as chief technology officer. Most recently, Mr. MacLamroc served as Chief Technology Officer at CompuCredit, an information and technology-driven provider and direct marketer of branded credit cards and related fee-based products and services. Prior to CompuCredit, Mr. MacLamroc served as Chief Technology Officer for MAPICS, Inc., an enterprise business software provider. Prior to MAPICS, he served as Chief Technology Officer at Clarus, a provider of web-based commerce applications. He has also served in a variety of senior technology management positions at System Software Associates (SSA), IBM and Sprint. Mr. MacLamroc holds a bachelor’s of business administration degree in computer information systems and personnel management from Washburn University, and an master of business administration in finance from the University of Missouri.

Donald L. Novajosky has served as General Counsel for CDC Software Corporation since June 2009, and has served as Vice President and Associate General Counsel of CDC Corporation since April 2009. Mr. Novajosky joined CDC Corporation as Corporate Counsel in November 2006. From 2005 to 2006, Mr. Novajosky held positions with the law firms of Reed Smith LLP and Hutchison Law Group PLLC, where his practice focused on general corporate, securities, mergers and acquisitions and other corporate matters. From June 2003 to July 2005, Mr. Novajosky was the Director, Legal of Cytogen Corporation, a publicly-traded biopharmaceutical company in Princeton, New Jersey. Prior to that, Mr. Novajosky held positions with the law firms of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr) and Buchanan Ingersoll Rooney PC. Mr. Novajosky received a juris doctor degree, magna cum laude, from New York Law School, where he was a member, editor and published author of the New York Law School Law Review. Mr. Novajosky also received a bachelor of science degree in finance from Pennsylvania State University.

Lee R. Riesterer has served as Senior Vice President of Professional Services for CDC Software Corporation since April 2009, and has served as Vice President of CRM Professional Services since April 2008. Mr. Riesterer joined CDC Software Corporation as Vice President of Expert Services in July 2007. From June 2004 to July 2007, Mr. Riesterer was the President of The Brookhaven Group, LLC, a privately held consulting firm based in Atlanta, Georgia focused on the enterprise applications market including customer relationship management, enterprise resource planning, supply chain management, web-based collaboration and training, information security, and governance, risk and compliance solutions. Mr. Riesterer has experience in providing a variety of consulting services including business strategy development, go-to-market planning, market and product positioning, and new product and services development and packaging. Mr. Riesterer began his professional career at Digital Equipment Corporation where he held a number of leadership roles in the Sales and Professional Services organization including management of the North American Solutions Business Practice, providing complex enterprise-wide systems integration and consulting services to Fortune 500 corporate clients. Mr. Riesterer majored in political science with a minor in business administration at the State University of New York at Binghamton.

Niklas Rönnbäck has served as Senior Vice President, EMEA for CDC Software International since October 2008 and has served in the same capacity with us since our formation in March 2009. He is responsible for the EMEA operations of CDC Supply Chain, the “supply chain management for distributors” division of CDC Software. Mr. Rönnbäck is also responsible for all CDC Software operations activity in the Nordic countries and the Baltic states. Prior to such time, Mr. Rönnbäck served as Senior Vice President, Services for EMEA since January 2008. His responsibilities included customer service across all product lines in EMEA. Mr. Rönnbäck joined CDC Software in 2004 as Services Director. He has served in a variety of management roles at CDC Software including Vice President, Operations at CDC Supply Chain from January 2007 to December 2007, Global Services Director at CDC Supply Chain from April 2006 to December 2006, Services Director at IMI from August 2004 to March 2006. Mr. Rönnbäck brings more than 15 years of enterprise software experience, specifically in the implementation of ERP, order management and warehouse management systems. Prior to joining CDC Software, he was President at Öhrwall & Rönnbäck, a privately held logistics and supply chain consultancy firm from January 1999 to August 2004. Mr. Rönnbäck received his MSc and Licentiate degree in industrial logistics from Luleå University of Technology.

Anil Dwivedi has served as the Vice President, Japan of CDC Software International since April 2008 and has served in the same capacity with us since our formation in March 2009. In this role, Mr. Dwivedi is responsible for expanding reseller channels in those countries, and identifying and evaluating merger and acquisition opportunities, including the expansion of the CDC Software franchise partner program to Japan and Korea. Prior to joining CDC Software in April 2008, Mr. Dwivedi served in various executive leadership positions in the enterprise software industry in China and Japan including senior business development management roles at Wipro Japan KK in Yokohama, Japan from June 2000 to March 2008, where his responsibilities included consulting large Japanese corporations on their IT and off-shoring strategies and selling services related to web technologies, infrastructure, security and ERP; and at HCL in Japan and India from May 1997, where his role was focused on sales of SAP services and alliance with SAP. Mr. Dwivedi is a graduate of the Indian Institute of Technology and the Indian Institute of Management.

Edmund Lau has served as Vice President, Greater China for CDC Software International since January 2007 and has served in the same capacity with us since our formation in March 2009. He is responsible for sales, services and business development in Greater China (Hong Kong, Taiwan and China). Prior to this role, Mr. Lau served as President of Viador from January 2006 to January 2007, a leading provider of web-based business intelligence solutions. At Viador, Mr. Lau also served in senior sales positions that included vice president of worldwide sales from 2003 to 2005 and Vice President of International Sales from 2001 to 2003, where he expanded company sales in Europe and Asia Pacific, particularly in the Greater China area from 1985 to 1990. Mr. Lau had also previously served as General Manager of the China/Hong Kong region for Hamilton/Brighton Technology Ltd., a US-based IT company.

Ian Whitehouse has served as Managing Director, Asia for CDC Software International since January 1, 2006 and has served in the same capacity with us since our formation in March 2009. He is responsible for operations activity for Asia excluding Japan. In this role, Mr. Whitehouse works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Whitehouse served as Director of Professional Services, CDC Software Asia. He joined CDC Software in 2002 when it acquired the company he co-founded, Platinum China, where he was also Director of Professional Services. Prior to Platinum China he worked for an ERP software distributor of Dun & Bradstreet Software in Hong Kong from April 1991 to September 1993 and Xerox in Australia from January 1990 to January 1991.

Some of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation and its other subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Donald Novajosky, our General Counsel, and Matthew Lavelle, our Chief Financial Officer, are also officers and/or employees of CDC Corporation and/or others of its subsidiaries. Raymond Ch’ien, John Clough, and Simon Kwong Chi Wong, who are members of our Board of Directors, also serve as officers and/or directors of CDC Corporation and/or others of its subsidiaries.

In the past our CEO, CFO and General Counsel have allocated between 50% to 75% of their time to CDC Corporation and its other subsidiaries. In the future those officers are expected to devote the majority of their time to the management of our affairs, subject to variations from period to period due to particular circumstances. As a result, demands for the time and attention of our officers and directors from our company and CDC Corporation and its other subsidiaries may conflict from time to time. None of our officers and directors are obligated to contribute any specific number of hours per week to our affairs.

Board of Directors

Terms of Directors

Upon completion of this offering our board will be divided into three different classes designed as Class 1 directors, Class 2 directors and Class 3 directors. Our amended and restated memorandum and articles of association provide that at the first annual general meeting after listing on the NASDAQ Global Market, all Class 1 directors shall retire from office and be eligible for re-election. At the second annual general meeting after listing on the NASDAQ Global Market, all Class 2 directors shall retire from office and be eligible for re-election. At the third annual general meeting after listing on the NASDAQ Global Market, all Class 3 directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting, one-third of our directors, or if their number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. The further directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day, those to retire will be determined by agreement between themselves or by lot. A retiring director shall remain in office until the close of the meeting at which he retires, and is eligible for re-election.

Our directors have the power to appoint any person as a director either to fill a vacancy or as an addition to our board. Any director so appointed may hold office only until the next following annual general meeting, and is then eligible for re-election. A director may be removed from office, with or without cause, by a resolution of members or, with cause, by a resolution of directors.

No director has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

Directors may vote on any contract or proposed contract or arrangement in which they are interested, provided that they provide a general notice to our board that (a) they are a member of a specified company or firm and are to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) that they are to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with them. Our board of directors may exercise all of our powers to raise or borrow money and receive such remuneration as determined by our board of directors or designated committee.

There are no family relationships between any of the named directors and executive officers.

Committees of our Board of Directors

In connection with this offering, our board of directors will establish the following committees:

•	the audit committee;

•	the compensation committee;

•	the nominating committee; and

•	the executive committee.

Audit Committee

Pursuant to the terms of the audit committee charter, the purpose of the audit committee is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, and overseeing the audit process. The audit committee’s primary duties and responsibilities are to oversee that:

•	management has maintained the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

•	management has established and maintained processes to assure that an adequate system of internal control is functioning within our company; and

•	management has established and maintained processes to assure compliance by us with all applicable laws, regulations and corporate policies.

Pursuant to the terms of the audit committee charter, the audit committee has the ultimate authority and direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. In addition, the audit committee is responsible for the review and approval of all material related party transactions, and reviews potential conflict of interest situations. The audit committee will also have the responsibility to review our compliance with the Sarbanes-Oxley Act of 2002. This includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls.” We have appointed to the audit committee directors who qualify as an independent director for purposes of the rules and regulations of the SEC, the NASDAQ Global Market and the Sarbanes-Oxley Act of 2002. The audit committee’s charter is compliant with the rules and regulations of the NASDAQ Global Market. Currently, Messrs. Clough, and Wong and Dr. Wong serve on the audit committee with Mr. Clough serving as chairman.

Compensation Committee

Pursuant to the terms of the compensation committee charter, the compensation committee has the following primary duties and responsibilities:

•	assist our board of directors in discharging its responsibilities with respect to executive officer, non-officer employee, consultant and director compensation;

•	supervise the administration of our equity incentive plans and any other plans and programs designed and intended to provide compensation for our officers, such as our 2009 Stock Incentive Plan; and

•	undertake such other duties as are assigned by law, our amended and restated memorandum and articles of association, or our board.

In particular, the compensation committee is responsible for evaluating the performance of the chief executive officer and other executive officers in light of our goals and objectives and, based on this evaluation, determine the compensation of the chief executive officer and executive officers, including salary, bonus, share option grants, other equity incentive grants, perquisites and other direct or indirect benefits. In addition, the compensation committee reviews and approves for executive officers, their employment, severance, retirement and change of control agreements, and any other special or supplemental benefits, if and as appropriate. Currently, Messrs. Wong and Clough, and Dr. Wong serve on the compensation committee with Mr. Simon Kwong Chi Wong serving as chairman.

Nominating Committee

Pursuant to the terms of the nominating committee charter, the nominating committee has the following primary duties and responsibilities:

•	recommend to our board of directors the director nominees for the annual meeting of shareholders;

•	identify and recommend candidates to fill vacancies occurring between annual shareholder meetings; and

•	undertake such other duties as are assigned by law, our amended and restated memorandum and articles of association, or our board.

In particular, the nominating committee develops and recommends criteria to be used to identify and evaluate persons to serve on our board of directors, reviews the composition of each committee and presents recommendations for committee memberships to our board as needed, and, if requested by our board, assists our board in evaluating the performance of our board, each committee of our board and individual members. Currently, Messrs. Au, Clough and Yip serve on the nominating committee with Mr. Au serving as chairman.

Executive Committee

Our board of directors has delegated the following duties and responsibilities to the executive committee:

•	to act for our board of directors during any interim period between meetings of the full board; and

•

to act for and in lieu of the full board and to approve transactions requiring approval by our board that does not exceed aggregate consideration to be paid of more than $40.0 million in cash and equity, with the equity component not to exceed one million class A ordinary shares.

Messrs. Dr. Ch’ien and Messrs. Au, Clough, Simon Kwong Chi Wong and Yip serve on the executive committee with Dr. Ch’ien serving as chairman.

Controlled Corporation

Under the NASDAQ’s corporate governance rules, we are a “controlled corporation” because CDC Corporation will continue to hold more than 50% of our voting power upon completion of this offering. Because we are a controlled corporation, we are exempt from NASDAQ’s corporate governance Rule 5605(b) which means that:

•

a majority of our Board of Directors does not need to be comprised of “independent directors” as defined by NASDAQ. In spite of this exemption, five out of six directors are considered independent under the NASDAQ rules; and

•

our compensation committee and nominating committee do not need to be comprised solely of “independent directors” as defined by NASDAQ. Nevertheless, all of the directors who serve on the compensation committee are considered independent under the NASDAQ rules. We note that Mr. Peter Yip, who serves as one of our three directors serving on the nominating committee, is not considered an independent director under the NASDAQ rules.

In the event we are no longer a controlled company, we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating committees comprised solely of independent directors within one year of the date that we no longer qualify as a controlled company.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that each director possesses and not such care, diligence and skills as would be displayed by a reasonable person in the circumstance. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages on our behalf through a derivative action in the name of the company, if a duty owed by our directors is breached. Our directors will not generally owe duties directly to shareholders. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Share Ownership

Beneficial ownership of our ordinary shares by our directors, senior executive officers, the selling shareholder and other major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of ordinary shares beneficially owned by a person, and the percentage ownership of that person, ordinary shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed beneficially owned and outstanding, but such ordinary shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person. None of our officers or directors beneficially owned any of our ordinary shares as of March 31, 2009.

Compensation

Prior to this offering, CDC Corporation did not impose a management charge on us for the compensation of its directors. It is not possible to determine, on a reasonable basis, any part of the overhead cost at CDC Corporation associated with the compensation of such directors that represents the time spent on matters related only to us. Consequently, our historical financial statements do not include any allocation of such costs; however we do not believe it would be material. Subsequent to this offering we will pay ongoing management fees to CDC Corporation pursuant to our Services Agreement with CDC Corporation. See “Related Party Transactions.”

Directors

Because our board of directors was appointed in April 2009, we have not paid directors’ fees or made option grants for board or committee service for any prior periods.

Directors who are employees of us or our affiliates will not receive any fees for their service on our board or committee thereof. Our policy with respect to compensation for our independent non-executive directors for board and committee service is as follows:

•	with respect to board service, each director receives $12,500 per year divided into two equal installments payable every six months;

•	with respect to audit committee service, each director receives $15,000 per year, with the chairman of the audit committee receiving an additional $20,000 per year;

•	with respect to compensation committee service, each director receives $7,500 per year;

•	with respect to nominating committee service, each director receives $7,500 per year; and

•	with respect to executive committee service, each director receives $15,000 per year, with the chairman of the executive committee receiving an additional $20,000 per year.

Director compensation is not linked to attendance. In the event that a director is concurrently a member of the board of directors of CDC Corporation, the fees payable to such director for service on our board or any committee thereof will be 65% of the fees set forth above, for such time as our director is a member of multiple boards.

Our directors have been granted a total of 31,775,100 options to purchase, and/or Stock Appreciation Rights, or SARs, with respect to, class A ordinary shares of CDC Corporation, our ultimate parent company, of which 8,464,584 remain outstanding with exercise prices ranging between $0.87 and $8.52 per share.

Directors are reimbursed for all expenses incurred in connection with each meeting of our board of directors and when carrying out their duties as directors of CDC Software.

Executive Officers

Since we were incorporated in March 2009, we did not pay any of our executive officers compensation during any prior periods. Our ultimate parent company, CDC Corporation, and/or certain of its affiliates have entered into employment agreements with a number of our executive officers for the provision of services to us and other CDC Corporation group companies. See “Related Party Transactions — Employment Agreements.”

During 2008, CDC Corporation and/or our affiliates paid our executive officers compensation in an aggregate amount equal to $3,375,253 for services to our ultimate parent company and our affiliates, and the annual remuneration range paid by our parent and our affiliates to our officers (including salary bonus and other incentives) ranged from $116,263 to $1,198,958.

Furthermore, during 2008, our executive officers were granted a total of 20,227,077 options to purchase, and/or SARs with respect to, class A common shares of CDC Corporation, of which 7,390,413 remain outstanding with exercise prices ranging between $0.87 and $2.66 per share. See “Risk Factors — Risks Relating to Separation from, and Continuing Relationship with, CDC Corporation — Conflict of interest between CDC Corporation and us could be resolved in a manner unfavorable to us.”

We pay compensation to some of our executive officers in currencies other than the U.S. dollar. The amounts reflected in this section are reported in U.S. dollars based on the currency exchange rates as of December 31, 2008.

Asia Pacific Online Limited

On April 12, 2006, Mr. Peter Yip, Asia Pacific Online Limited, or APOL, and a subsidiary of CDC Corporation, CDC Corporation Limited, or CDCCL, entered into an Executive Services (CEO) Agreement pursuant to which APOL agreed to provide the services of Mr. Yip as the Chief Executive Officer and Vice Chairman of our ultimate parent, CDC Corporation.

On December 19, 2008, the board of directors of CDC Corporation approved an amendment and restatement of the CEO Services Agreement to provide for, among other things, a modified and renewed term, an expanded scope of services and a modification of the compensation package payable to APOL for the services of Mr. Yip.

An Amended and Restated Executive Services (CEO) Agreement (the “CEO Services Agreement”) by and among Mr. Yip, CDCCL and APOL became effective on December 19, 2008 and was subsequently amended in March 2009. Under the Amended and Restated Services Agreement, Mr. Yip is to provide services as our Chief Executive Officer, as well as serve as Chief Executive Officer of each of CDC Corporation, CDC Games Corporation and China.com.

The CEO Services Agreement, as amended, provides for the following compensation to APOL in exchange for Mr. Yip’s services, in addition to any previously-existing equity incentives held by Mr. Yip and APOL:

•	a one-time upfront cash payment in the amount of $1.0 million payable promptly upon execution of the CEO Services Agreement;

•

an annual cash remuneration, payable as a management fee under Section 4.1 of the CEO Services Agreement, in the aggregate amount of $1.175 million per year (of which APOL was paid a prorated amount for the balance of fiscal 2008), as compensation for Mr. Yip’s services as CEO of CDC Corporation, as well as for his services as CEO of each of CDC Corporation’s CDC Software, CDC Games and China.com subsidiaries. Such amount will be reduced by specified increments if, at any time during the term of the amended CEO Services Agreement, Mr. Yip ceases to provide CEO services to CDC Corporation or one or more of such subsidiaries as a result of the occurrence of specified corporate events. Further, $150,000 of such $1.175 million annual base salary was subject to the approval of the independent members of the board of directors of China.com;

•

a potential cash bonus (the “EBITDA Bonus”), payable in arrears, of up to $200,000 per fiscal quarter (commencing with the first fiscal quarter of 2009) that is linked to CDC Corporation’s Adjusted EBITDA performance for such fiscal quarter, such that in the event that CDC Corporation’s Adjusted EBITDA performance for any given quarter (the “EBITDA Performance”): (i) meets or exceeds an Adjusted EBITDA target for Mr. Yip set in advance (the “Adjusted EBITDA Target”), Mr. Yip would receive 100% of the EBITDA Bonus for such quarter; (ii) is equal to or greater than 90% of the Adjusted EBITDA Target, Mr. Yip would receive a pro-rata amount of the EBITDA Bonus corresponding to the percentage of the Adjusted EBITDA Target so achieved for such quarter; and (iii) is below 90% of the Adjusted EBITDA Target, no EBITDA Bonus would be payable for such quarter;

•

a cash bonus of $175,000 upon the achievement of at least $18.7 million in savings of interest charges that would otherwise have been payable to non affiliates as a result of purchases by CDC Corporation or its affiliates of its 3.75% Convertible Exchangeable Debentures due 2011, or the notes and (ii) another payment of $175,000 upon the successful achievement of the payment, modification or discharge, outside of any proceeding seeking or obtaining protection against creditors, of the entire $168 million principal balance of notes effective prior to November 10, 2009, such that the Holder Redemption Put Right (as defined in the notes) is avoided or eliminated;

•

a potential cash bonus of $350,000 for the successful completion of specified strategic objectives of CDC Corporation established by the CDC Corporation board, including $350,000 for the completion of a qualified IPO of CDC Software; and

•

a one-time award of additional options to purchase 900,000 common shares of CDC Corporation under its 1999 Stock Option Plan at an exercise price of $1.29 per common share, which options shall vest in equal quarterly installments over an eighteen (18) month period from the grant date.

Furthermore, if the CEO Services Agreement is terminated for any reason other than cause, Mr. Yip’s death or by APOL by giving six (6) months advance notice, the Quarterly Vest Options (as defined in the CEO Services Agreement) accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for us, then the Quarterly Vest Options shall accelerate and fully vest.

In the event a change of control of CDC Corporation occurs, and the agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving six (6) months advance notice of termination, then the Quarterly Vest Options and the Contingent Options shall accelerate and fully vest. In addition, in the event a change of control of CDC Corporation occurs, and Mr. Yip remains in good standing with us or our successor through the first anniversary of such change in control, then the Quarterly Vest Options and the Contingent Options (as defined in the CEO Services Agreement) shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person, other than CDC Corporation or APOL, becomes the owner of 20% or more of the combined voting power of CDC Corporation’s outstanding securities.

Under the terms of the agreement, CDC Corporation also agreed to reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining, including duties performed on behalf of CDC Corporation and its subsidiaries, including us, in accordance with the our internal policies.

In addition, as long as APOL holds at least 5% of CDC Corporation’s class A common shares, and so long as Mr. Yip or together with one of his family beneficially own more than 50% of APOL, APOL will be entitled to nominate one director to CDC Corporation’s board, subject to the shareholders electing such nominee as a director at the next general meeting of shareholders.

APOL and Mr. Yip have also agreed to a non-competition period of twelve (12) months after the termination of the agreement. In addition, we have agreed to reimburse all medical expenses incurred by Mr. Yip and his immediate family during the 36 months prior to the date of the agreement.

Equity Compensation Plans

Our directors, executive officers and employees are eligible to receive equity incentives or participate in our equity incentive plan. The following describes the equity incentive plan of CDC Software in which many of our directors, executive officers and employees will participate.

CDC Software Corporation 2009 Stock Incentive Plan

We have adopted the 2009 Stock Incentive Plan, or the 2009 Plan. A summary of the material terms of the 2009 Plan is set forth below. For additional information, please see the complete copy of the 2009 Plan, which has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The 2009 Plan is intended to make available incentives that will assist us in attracting and retaining key employees and to encourage them to increase their efforts to promote our business and the business of our subsidiaries. We may provide these incentives through the grant of share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares, performance cash, deferred compensation awards or other rights or benefits under the 2009 Plan.

Shares Subject to 2009 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of our class A ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 3.75 million. We do not intend to issue any awards under the 2009 Plan prior to the consummation of this offering. As of the date of this prospectus, all such shares remained available for future grant.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in our capital structure. Shares as to which an award is granted under the 2009 Plan that remain unexercised when the award expires, is forfeited or is otherwise terminated, may be the subject of the grant of further awards under the 2009 Plan. Shares covered by an award granted under the 2009 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2009 Plan may be a committee appointed by our board of directors, which committee we intend to consist solely of two or more “outside directors” so that awards granted pursuant to the 2009 Plan may qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2009 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are exercisable, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the grantee. The administrator may amend the terms of any outstanding award granted under the 2009 Plan, provided that any amendment adversely affecting the rights of a grantee under such award shall not be made without his or her written consent. The administrator has the authority to construe and interpret the terms of the 2009 Plan and awards granted under it.

Eligibility. Awards may be granted under the 2009 Plan to employees, directors, and consultants of ours or any related entity, including any parent, subsidiary or other business in which we, any parent or subsidiary holds a substantial ownership interest. While we may grant incentive share options only to employees, we may grant non-qualified share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Share Options. The administrator may grant non-qualified share options, “incentive share options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified share option may not be less than 85% of the fair market value of our shares on the date of grant unless otherwise determined by the administrator. Any incentive share option granted to a person who owns shares possessing more than 10% of the voting power of all classes of shares of us or any parent or subsidiary at the time of the grant must have an exercise price not less than 110% of the fair market value of our shares on the date of grant and a term not exceeding five years from the date of grant thereof. The exercise price of each incentive share option granted to all other persons may not be less than the fair market value of our shares on the date of grant and shall have a term not exceeding seven years from the date of grant thereof. The administrator may amend the exercise price of any option provided that any amendment adversely affecting the rights of a grantee shall not be made without his or her written consent. Options shall first become exercisable or vest according to the terms, conditions, performance criteria and restrictions set forth in the award agreement, as determined by the administrator at the time of grant. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one-year period following such cessation, but in any event not beyond the expiration of its term.

Share Appreciation Rights. A share appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of our shares on the date of its exercise over the exercise price. We may pay the appreciation either in cash or in shares in accordance with the terms of the grantee’s award agreement. The administrator may grant share appreciation rights under the 2009 Plan in tandem with a related share option or as a freestanding award. A tandem share appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled as to the number of shares with respect to which the tandem share appreciation right was exercised. The exercise price of a tandem share appreciation right shall be the exercise price per share under the related share option. Freestanding share appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding share appreciation right shall not be less than 85% of the fair market value of our shares on the date of grant. The term of any share appreciation right granted under the 2009 Plan is seven years or such other term as set forth in the applicable award agreement.

Restricted Share Awards. The administrator may grant restricted share awards under the 2009 Plan subject to vesting conditions set forth in the award agreement as determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted share awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted shares generally will lapse and his unvested restricted shares will be forfeited back to us one month following his termination of employment with us for any reason, unless the administrator determines otherwise in its sole discretion, provided that we shall reimburse the grantee for any consideration paid by him for the restricted shares upon its issuance. Grantees holding restricted shares will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), subject to the restrictions in his award agreement, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2009 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted shares in lieu of compensation otherwise payable in cash or in lieu of cash or shares otherwise issuable upon the exercise of share options, share appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2009 Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until our shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2009 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in our shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted shares, or any combination of these. Unless otherwise provided in the award agreement, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee continuously remained in service.

Maximum Grants. The maximum number of shares that may be subject to options or share appreciation rights which may be awarded to any grantee during any annual period is one million in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted shares, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $500,000. These maximum grants are included so that awards granted pursuant to the 2009 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code.

Transfer Restrictions. The 2009 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The administrator has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Change in Control. If a change in control occurs, the administrator has discretion to provide for such adjustments to outstanding awards under the 2009 Plan as it deems necessary or appropriate (including the assumption or substitution of such awards and the acceleration of the vesting or exercisability of such awards), provided that the administrator determines that such adjustments do not have a substantial adverse economic impact on the award holder as determined at the time of the adjustment. A “change in control” is defined generally under the 2009 Plan as a sale or other disposition of substantially all of our assets, the acquisition by any person of more than 50% of our voting shares (including by way of a merger, consolidation or otherwise), and certain changes in our board of directors.

Amendment and Termination. The 2009 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our board of directors. Our board of directors may amend, suspend or terminate the 2009 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that our board of directors may not make any amendment in the 2009 Plan that would, if such amendment were not approved by the shareholders, cause the 2009 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2009 Plan or after termination of the 2009 Plan.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth certain information regarding the legal and beneficial ownership of our ordinary shares as of June 30, 2009, by each person known by us to legally and beneficially own more than 5% of our ordinary shares. We were incorporated as a Cayman Islands exempted company on March 10, 2009. Upon our incorporation, one of our ordinary shares was issued to Maples Corporate Services Limited, our initial subscriber (“MAPCAL”). Subsequently, on April 16, 2009, the ordinary share held by MAPCAL was transferred to our direct parent corporation, CDC Software International, and an additional 29,999,999 of our ordinary shares were then issued to CDC Software International. Subsequently, in                     , 2009, we repurchased 5.0 million of our ordinary shares from our parent, CDC Software International. All of our ordinary shares that were issued and outstanding prior to the offering were issued on or prior to April 16, 2009.

The column entitled “Percentage of Shares Beneficially Owned — Before Offering” is based on 25.0 million ordinary shares outstanding as of                    , 2009. The column entitled “Percentage of Shares Beneficially Owned — After Offering” is based on 29.0 million ordinary shares to be issued and outstanding immediately after the closing of this offering (consisting of 4.8 million class A ordinary shares and 24.2 million class B ordinary shares), including the 4.8 million class A ordinary shares underlying the 4.8 million ADSs that we are selling in this offering at an assumed initial public offering price of $12.00 per ADS. Ordinary shares beneficially owned after this offering assume that the underwriters do not exercise their over-allotment option.

	Number of Shares Beneficially Owned			Number of Shares Being Sold in this Offering		Percentage of Shares Beneficially Owned
Principal and Selling Shareholder	Before Offering		After Offering			Before Offering	After Offering
CDC Software International (1)	25,000,000	(2)	24,200,000	800,000	(3)	100%	83.4%

(1)	CDC Software International is a wholly-owned subsidiary of CDC Corporation, which is a public company that has common shares are traded on the NASDAQ Global Market under the ticker symbol “CHINA.” As of March 31, 2009, other than Mr. Yip, none of our directors or executive officers beneficially held in excess of 1% interest in CDC Corporation. As of March 31, 2009, Mr. Yip beneficially owned 22.5% of CDC Corporation.

(2)	Such amount represents class B ordinary shares and assumes the repurchase and retirement by us of 5.0 million of our ordinary shares from CDC Software International.

(3)	Such amount assumes the redesignation of 800,000 of our ordinary shares as class A ordinary shares.

Our 25.0 million ordinary shares currently held by CDC Software International, after giving effect to our repurchase of 5.0 million ordinary shares, will be redesignated into 800,000 class A ordinary shares and 24.2 million class B ordinary shares, following the adoption of an amended and restated memorandum and articles of association by our shareholders immediately prior to the closing of the offering.

All of the shares owned by our principal shareholder after the offering will be class B ordinary shares. Our class A ordinary shares will entitle the holders to one vote per share, representing in the aggregate 1.9% of the combined voting power of our outstanding ordinary shares and our class B ordinary shares will entitle the holders to ten votes per share, representing in the aggregate 98.1% of the combined voting power of our outstanding ordinary shares.

None of our officers or directors beneficially own any of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

For a discussion of risks associated with the holdings of our major shareholder, see “Risk Factors — Risks Relating to This Offering and Our ADSs — Our ADS price could be adversely affected if our parent company materially changes its holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner” and “— Risks Relating to Separation from, and Continuing Relationship with, CDC Corporation — Because CDC Corporation, as the indirect holder of all of our class B ordinary shares, will control the majority of the aggregate voting power of our ordinary shares, other shareholders will be unable to affect the outcome of shareholder votes with respect to most events.”

As of the date of this prospectus, none of our class B ordinary shares are held by a record holder in the United States. Prior to this offering, there was no public market for our class A ordinary shares or our ADSs. Our ADSs have been approved for listing on the NASDAQ Global Market under the symbol “CDCS.”

RELATED PARTY TRANSACTIONS

Employment Agreements

We are not a party to any employment agreements with any of our senior executive officers. Certain of our senior executive officers are parties to employment agreements with other companies in the CDC Corporation group under which they are entitled to a base salary, allowances and performance based bonuses and, in some cases, share options under CDC Corporation equity incentive plans. Under these employment agreements, a senior executive officer’s employment may be terminated for cause, at any time, without prior notice, for certain acts of the officer, including, but not limited to, material violation of policies and regulations of CDC Corporation or its affiliates, failure to perform agreed duties or a conviction of a crime. These employment agreements may be terminated by either party at any time upon three months’ prior written notice.

On April 12, 2006, Mr. Peter Yip, APOL, and CDCCL, entered into an Executive Services (CEO) Agreement pursuant to which APOL agreed to provide the services of Mr. Yip as the Chief Executive Officer and Vice Chairman of our ultimate parent, CDC Corporation. This agreement was subsequently amended and restated on December 19, 2008 to provide for, among other things, a modified and renewed term, an expanded scope of services and a modification of the compensation package payable to APOL for the services of Mr. Yip. See “Management — Compensation — Executive Officers.”

Equity in Affiliated Companies

As of March 31, 2009, Mr. Yip beneficially owned 22.5% or 16,866,251 ordinary shares of CDC Corporation and holds 190,000 options or share appreciation rights, or SARs, in his individual capacity and owns 6,809,999 options or SARs, through a trust established for the benefit of his children or spouse. As of March 31, 2009, Mr. Yip also beneficially owned 7.1% or 648,060 ordinary shares in China.com Inc., a 79.2%-owned subsidiary of CDC Corporation. These shares include 22,500 ordinary shares owned in his individual capacity and 85,400 ordinary shares owned through Asia Internet Holdings Limited, his wholly owned company, and 540,160 ordinary shares owned through APOL, which is owned 50% by the spouse of Mr. Yip and 50% by a trust established for the benefit of Mr. Yip’s spouse and his children. In addition, Mr. Yip holds 425,000 options in China.com in his individual capacity and 6,524,072 options in China.com through APOL. As of March 31, 2009, other than Mr. Yip, none of our directors or executive officers beneficially held in excess of 1% interest in CDC Corporation, CDC Games Corporation and China.com Inc.

Directors’ Compensation Received from Affiliated Companies

Several of our directors also serve on the board of directors and committees of the board of directors of our affiliated companies, CDC Corporation, China.com Inc., a 79.2%-owned subsidiary of CDC Corporation listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited and CDC Games Corporation. The following sets forth the compensation paid to each such director, including options and stock appreciation rights granted during each of the fiscal years ended December 31, 2006, 2007 and 2008, and the three months ended March 31, 2009, which remain outstanding.

	For the year ended December 31,			Three months ended March 31, 2009
	2006	2007	2008
CDC Corporation:
Director Fees:
Carrick John Clough	$67,500	$63,750	$85,876	$25,625
Simon Kwong Chi Wong	$70,000	$73,750	$84,144	$19,375
Peter Yip	$34,986	$20,000	$20,000	$5,000
Raymond K. F. Ch’ien	$20,000	$20,000	$20,876	$5,938

	Grant Date	Options/SARs	Exercise Price
Stock Options/SARs:
Francis Kwok-Yu Au	6/13/2007	20,000	$8.24
Francis Kwok-Yu Au	6/13/2007	30,000	$8.24
Francis Kwok-Yu Au	8/27/2007	100,000	$8.47

Carrick John Clough	1/3/2006	125,000	$3.22
Carrick John Clough	1/3/2006	125,000	$3.22
Carrick John Clough	6/23/2008	125,000	$3.22
Carrick John Clough	9/18/2008	260,000	$2.17

Simon Kwong Chi Wong	12/18/2006	25,000	$8.52
Simon Kwong Chi Wong	11/8/2007	25,000	$6.36
Simon Kwong Chi Wong	9/18/2008	90,000	$2.17

Peter Yip	7/29/2008	165,000	$2.66
Peter Yip	11/26/2008	3,535,000	$0.87
Peter Yip	11/26/2008	2,399,999	$0.87
Peter Yip	12/19/2008	900,000	$1.29

Raymond K. F. Ch’ien	11/9/2007	25,000	$6.18
Raymond K. F. Ch’ien	9/18/2008	180,000	$2.17
Raymond K. F. Ch’ien	3/19/2009	20,000	$1.00

	For the year ended December 31,			Three months ended March 31, 2009
	2006	2007	2008
China.com Inc.
Director Fees:
Peter Yip	$8,333	$2,500	$2,500	$625
Raymond K. F. Ch’ien	-	$12,500	$12,500	$3,125

	Grant Date	Options/SARs	Exercise Price
Stock Options/SARs:			(HK$)
Simon Kwong Chi Wong	1/3/2006	137,500	$21.04

Peter Yip	1/3/2006	225,000	$21.04
Peter Yip	8/14/2006	5,983,912	$17.80
Peter Yip	8/19/2008	1,080,320	$5.44

	For the year ended December 31,			Three months ended March 31, 2009
	2006	2007	2008
CDC Games International Corporation
Director Fees:
Peter Yip	-	-	-	-
Simon Kwong Chi Wong	-	-	-	-
Francis Kwok-Yu Au	-	$18,089	-	-

	Grant Date	Options/SARs	Exercise Price
Stock Options/SARs:
Peter Yip	4/21/2008	900,000	$2.57

Carrick John Clough	4/21/2008	25,000	$2.57

Simon Kwong Chi Wong	4/21/2008	50,000	$2.57

Raymond K. F. Ch’ien	4/21/2008	100,000	$2.57

Several of our officers and directors are eligible to receive incentive compensation from any combination of CDC Corporation, CDC Software International, CDC Games Corporation, China.com and other affiliates of CDC Corporation.

Indemnification Agreements with Directors and Officers

Upon the consummation of this offering we will enter into indemnification agreements with our directors and certain of our officers that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses, including legal expenses, incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

Relationship with CDC Corporation

Upon consummation of this offering, we will enter into a trademark license agreement and a services agreement with CDC Corporation, which we refer to as our Trademark License Agreement and Services Agreement, respectively, both of which are described in more detail below. These agreements were concluded in the overall context of our separation from CDC Corporation. The terms of these agreements may be less favorable to us than had they been negotiated with unaffiliated third parties. See “Risk Factors – Risks Relating to Separation from, and Continuing Relationship with, CDC Corporation.”

Services Agreement

Upon consummation of this offering, we will enter into a Services Agreement with CDC Corporation under which CDC Corporation will be obligated to provide certain services to each other. The services that we and CDC Corporation will provide to each other include:

•	legal services;

•	human resources services;

•	insurance services;

•	accounting and auditing services;

•	investor relations services;

•	information technology services;

•	marketing services;

•	mergers and acquisitions services; and

•	occupancy support services.

The Services Agreement will become operative on the closing of this offering and has an initial term expiring on December 31, 2019. Thereafter, the Services Agreement will be renewed automatically for successive two-year periods unless we or CDC Corporation elects not to renew the services by providing not less than 15 months’ advance written notice. CDC Corporation will have the right to terminate the agreement at any time it ceases to own at least 50% of the total voting power of our ordinary shares.

Under the Services Agreement, we and CDC Corporation will provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Amounts payable pursuant to the Services Agreement may increase or decrease depending on a number of factors, including whether the costs of providing such services materially changes based upon our negotiations. We believe that the payments and the payment terms under the Services Agreement are reasonable. We do not believe it is practical for us to estimate the level of expenses we might incur in procuring these services from alternative sources. See “Risk Factors — Risks Relating to Separation from, and Continuing Relationship with, CDC Corporation — The terms of our separation from CDC Corporation, the related agreements and other transactions with CDC Corporation were determined by CDC Corporation and may be less favorable to us than we could have obtained from an unaffiliated third party.”

Trademark License Agreement

Upon consummation of this offering, we will enter into a Trademark License Agreement, pursuant to which we and CDC Corporation will license the use of various trademarks of the other. Under this agreement, we will license the “CDC” name and logo, on a non-exclusive basis and CDC Corporation will license from us, certain of our and our subsidiaries’ trademarks, including “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-exclusive basis. No royalty will be payable by either party until the earlier of five years after the consummation of the offering or CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares, upon which each party shall pay the other an annual royalty in arrears of $10,000 during the term of the Trademark License Agreement. Each party will have the right to terminate the agreement at any time CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares.

3.75% Senior Exchangeable Convertible Notes Due 2011

In November 2006, CDC Corporation, our parent company, issued $168 million aggregate principal amount of 3.75% senior exchangeable convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

Under the terms of the notes, the holders have the right to convert such notes into ordinary shares of CDC Corporation or exchange such notes into ordinary shares of CDC Software International, our direct parent company, or another designated subsidiary of CDC Corporation upon a qualified IPO by those entities, based on a predetermined exchange price. The notes define a qualified IPO as the sale by CDC Software International, a subsidiary of CDC Corporation, or another designated subsidiary of CDC Corporation, of their respective ordinary shares in a firm commitment, fully underwritten public offering through a globally recognized investment bank, the gross proceeds of which to CDC Corporation and any selling shareholders are at least $100 million provided that the aggregate gross proceeds payable to all selling shareholders may not exceed 30%. This offering does not constitute a qualified IPO and the Notes will not be exchangeable into our ordinary shares upon completion of this offering.

The aggregate number of ordinary shares that CDC Corporation may deliver to the holders in connection with conversions of the notes is capped at a maximum of 19.99% of the number of ordinary shares of CDC Corporation outstanding as of the issue date of the notes. The aggregate number of ordinary shares of CDC Software International or another designated subsidiary of CDC Corporation that CDC Corporation is required to deliver to holders upon a qualified IPO of each entity is capped at a maximum of 33.33% of the number of shares of the applicable subsidiary’s ordinary shares outstanding as of the time of the exchange. In addition, conversions or exchanges by each individual holder of notes are limited, such that no holder may convert or exchange an amount of notes that would result in its ownership of more than 9.9% of the ordinary shares of any entity.

Upon the occurrence of certain events, CDC Corporation has the right to redeem the notes. In addition, upon the occurrence of a change of control (as defined in the notes) or in the event that no qualified IPO of either CDC Software International or another designated subsidiary of CDC Corporation has occurred prior to November 13, 2009, holders may demand redemption of the notes by CDC Corporation. The notes may be redeemed at par value plus all accrued and unpaid interest, provided that the interest rate on the notes shall increase to 12.5% per annum and apply retroactively from the issue date to the applicable redemption date. Holders may also require CDC Corporation to redeem the notes upon the occurrence of certain events of default.

Holders will also be entitled to retroactive interest to the issue date in the event that the notes are held to maturity, at a rate of either (a) 12.5% per annum if no qualified IPO of either CDC Software International or another designated subsidiary of CDC Corporation has occurred or (b) 7.5% per annum if a qualified IPO of either CDC Software International or another designated subsidiary of CDC Corporation has occurred.

The notes contain certain customary events of default and covenants, including, without limitation, covenants that limit the ability of CDC Corporation and certain of its subsidiaries, including us, to incur additional debt, engage in affiliate transactions and make certain restricted payments. Noteholders also have anti-dilution protection, certain rights of first refusal and registration rights with respect to ordinary shares deliverable upon exchange of the notes.

As of June 5, 2009, an affiliate of CDC Corporation had purchased an aggregate of $89.0 million of notes, and had entered into agreements to purchase an additional $36.8 million of such notes. On April 22, 2009, that affiliate of CDC Corporation entered into definitive agreements to purchase an additional $36.8 million in aggregate principal amount of the notes. Upon completion of these transactions, which are subject to certain closing conditions and expected to close no later than August 15, 2009, CDC Corporation will have acquired an aggregate of $125.8 million, or approximately 75%, in aggregate principal of the notes. CDC Corporation does not intend to retire or cancel any material portion of the notes purchased by its subsidiary, although they may elect to do so in the future. Furthermore, with respect to the notes remaining outstanding and held by an affiliate, CDC Corporation intends to exercise all rights as a holder, including the right to vote on any matters subject to the vote of holders and to exercise the right to grant or withhold any consents or waivers. Accordingly, the repurchase of the notes will enable CDC Corporation to influence or decide matters requiring the vote or consent of the holders, which could result in a change in the terms and conditions of the notes, including, without limitation, the elimination or modification of certain covenants related to the incurrence of additional debt and transactions with affiliates and the amount of gross proceeds required for a qualified IPO.

Neither we nor any of our subsidiaries has pledged any of our or their assets or properties to secure the obligations of CDC Corporation under the notes, nor have we or any of our subsidiaries guaranteed CDC Corporation’s performance of its obligations under the notes. The notes thus represent an obligation of CDC Corporation and not an obligation of ours or any of our subsidiaries. As a result, we do not believe that any payment or other default by CDC Corporation under the notes, or other definitive documents entered into at the issuance of the notes, whether at maturity, upon exercise of the holders’ redemption rights, or otherwise, would have a material adverse effect on our business, financial position or results of operations or those of our subsidiaries. However, in the event that a default under the notes results in insolvency proceedings against CDC Corporation, there can be no assurance that CDC Corporation will be able to perform its obligations to us under the Services Agreement or the Trademark License Agreement, or make payments relating to any intercompany receivable amounts owing to us. Furthermore, there can be no assurance that we will not be named in litigation resulting from any default. As a result, there can be no assurance that a default by CDC Corporation under the notes will not negatively impact our results of operations or share price.

Amounts Due from CDC Corporation

We had a net receivables balance due from CDC Corporation of $8.5 million, $14.2 million and $15.4 million at December 31, 2007, 2008 and March 31, 2009, respectively, which arose from the selling of goods and services in the normal course of business and allocation of overhead costs to wholly owned subsidiaries of CDC Corporation. These balances are unsecured and payable upon demand generally within one year. Included in the net receivable amount at December 31, 2008 and March 31, 2009 are interest-bearing receivables in the amount of $45.3 million and $17.4 million, respectively and interest-bearing payables in the amount of $12.1 million and $5.1 million, respectively. The average net interest-bearing receivable during 2008 was $14.2 million. In all cases, interest is applied at six months LIBOR plus 2%.

Short-Term Loan from CDC Corporation

We had short-term loans from CDC Corporation of $51.8 million, $33.7 million and $14.6 million at December 31, 2007, 2008 and March 31, 2009, respectively that are primarily related to funding received from CDC Corporation to finance our acquisition activities, reduced by overhead allocations to CDC Corporation. These amounts are unsecured, payable upon demand and bear no interest. Upon consummation of this offering, the short-term loans from CDC Corporation amounts will be contributed to additional paid in capital. Accordingly, we expect total liabilities to decrease by the amount of short-term loans from CDC Corporation outstanding as of the date of this prospectus that are contributed to additional paid in capital.

Other Material Contracts

MVI Holdings Limited. In October 2006, our subsidiary, Ross Systems, entered into an agreement to acquire 100% of the shares of MVI Holdings Limited, or MVI, a provider of real-time performance management solutions for the food and beverage, consumer products, pharmaceuticals and chemicals industries. Under the terms of the agreement, Ross Systems paid approximately $6.0 million of cash at closing, subject to various adjustments. In addition, Ross Systems agreed to pay up to a maximum of $12.0 million of additional consideration based upon the revenues of MVI in each of the first three years following the closing. In September 2008, Ross Systems entered into an addendum to the purchase agreement pursuant to which Ross Systems extended the earn out period to include a fourth year and provided that the amounts payable for the third and fourth years would equal a percentage of adjusted operating profit, as defined in the addendum. MVI’s revenues must exceed $6.0 million during each 12 month period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional consideration is subject to adjustment in the event of breaches of representations and warranties, and various other adjustments.

Respond Group Limited. In February 2007, our subsidiary, Ross Systems, entered into an agreement to acquire 100% of the shares of Respond Group Limited, or Respond, a provider of enterprise class complaints, feedback and customer service solutions. Under the terms of the share purchase agreement, Ross Systems paid approximately $15.0 million of cash at closing, subject to various adjustments. In addition, Ross Systems agreed to pay up to a maximum of $14.0 million of additional cash consideration based upon Respond’s 2007, 2008 and 2009 revenues. Among other limitations and restrictions, Respond’s revenues must exceed $12 million during each annual period for any additional consideration to be payable for that period. No additional consideration has been paid to date. Any additional compensation would be subject to holdback in the event of breaches of representations and warranties, and various other adjustments.

Saratoga Systems Inc. In April 2007, our subsidiary, CDC Software, Inc., entered into an agreement to acquire through a merger Saratoga Systems Inc., a provider of enterprise CRM and wireless CRM applications. Under the terms of the agreement, CDC Software, Inc. agreed to pay not more than $35 million in cash in connection with the merger, with $30 million paid at closing and $5.0 million placed into escrow for an 18 month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments. In October 2008, CDC Software, Inc. asserted claims in an aggregate amount of $5.5 million against the amounts held in escrow and the former shareholders of Saratoga alleging breaches of representations and warranties under the merger agreement resulting from, among other things, the patent infringement lawsuit brought against us by SFA Systems Inc. This dispute with the former shareholders of Saratoga is currently in arbitration.

Catalyst International, Inc. In September 2007, our parent, CDC Software International, entered into an agreement to acquire through a merger Catalyst International, Inc., which has two business segments: (i) provision of integrated supply chain execution software that manages the physical movement and storage of goods at or between locations, facilitates information and product flow in an extended supply chain network and provides an analysis of execution and process activities, and (ii) a SAP consulting practice for customers running the SAP R/3 or mySAP.com platforms. Under the terms of the agreement, CDC Software International agreed to pay up to $29.5 million, with $25 million in cash paid at closing and $4.5 million placed into escrow for a 24 month period and subject to holdback in the event of breaches of representations and warranties and other adjustments.

Intercompany agreements relating to CDC Corporation shares. In circumstances where our material contracts have provided that class A ordinary shares of CDC Corporation may be issued in connection with various of our acquisitions, we have entered into intercompany agreements with CDC Corporation which provide that in the event CDC Corporation issues its class A ordinary shares in satisfaction of such obligations, there shall be created an intercompany liability from us to CDC Corporation in the amount of the fair market value of the CDC Corporation class A ordinary shares issued. As part of our acquisition of c360 Solutions, Inc. in April 2006, 600,000 shares of class A ordinary shares of CDC Corporation, in twelve quarterly installments of 50,000 shares, each, have been issued to the sellers as certain milestone targets were achieved resulting in an increase in our short term loan from Parent balance of $898,000 (200,000 shares per annum valued at $4.49 per share, the market price of CDC Corporation stock on the consummation date of the acquisition) in 2007 and 2008, each. Please see Note 9, Related Party Transactions, in the Notes to Combined Financial Statements.

Corporate Opportunity

CDC Corporation will not have a duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, and neither CDC Corporation nor any of its officers or directors will be liable to us or our shareholders for breach of any duty by reason of any such activities.

If CDC Corporation acquires knowledge of a potential transaction or matter that may be a corporate opportunity for CDC Corporation and us, CDC Corporation will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our shareholders for breach of any duty as our shareholder if CDC Corporation pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information about, or offer, such corporate opportunity to us.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the law of the Cayman Islands. We have filed copies of our complete memorandum and articles of association, including amendments, as exhibits to the registration statement of which this prospectus forms a part. Please refer to Exhibit 3.1 to the registration statement of which this prospectus is a part for complete details of our memorandum and articles of association.

Currently, we have one class of ordinary shares with 25.0 million ordinary shares issued and outstanding held by CDC Software International. In                     , 2009, we repurchased 5.0 million of our ordinary shares from CDC Software International. Immediately prior to this offering, we intend to amend and restate our memorandum and articles of association to, among other things, authorize our class A and class B ordinary shares. The 25.0 million ordinary shares of the Company currently held by CDC Software International will be redesignated to be 24.2 million class B ordinary shares of the Company and 800,000 class A ordinary shares of the Company respectively, following the adoption of an amended and restated memorandum and articles of association by our shareholders. Following the offering, our authorized share capital will consist of 50.0 million class A ordinary shares, par value $0.001 per share and 27.0 million class B ordinary shares, par value $0.001 per share, of which 4.8 million class A ordinary shares and 24.2 million class B ordinary shares are expected to be issued and outstanding upon completion of this offering (assuming that the underwriters do not exercise their option to purchase additional ADSs). If the underwriters exercise their option to purchase additional ADSs in full, we expect the number of issued and outstanding class A ordinary shares to increase to 5.52 million.

Each ADS will be represented by one class A ordinary share. Initial settlement of our ADSs will take place on the closing date of this offering through the Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. See “Description of American Depositary Shares” below for a description of the rights of ADS holders. Each person owning a beneficial interest in our ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our ADSs. Persons wishing to obtain certificates for their ADSs must make arrangements with DTC.

Prior to the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are materially complete summaries of our proposed amended and restated memorandum and articles of association and a summary of the Companies Law insofar as they relate to the material terms of our class A and class B ordinary shares that we expect will become effective immediately prior to the closing of this offering.

Amended and Restated Memorandum and Articles of Association

The shareholders may by ordinary resolution increase, or by special resolution decrease, our authorized share capital and may also by special resolution amend our memorandum and articles of association.

Ordinary shares

General. All the issued and outstanding class A and class B ordinary shares are fully paid and non-assessable. Certificates evidencing the class A and class B ordinary shares are issued in registered form. The class A and class B ordinary shares are not entitled to any sinking fund or pre-emptive rights. Our shareholders may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our amended and restated memorandum and articles of association and the Companies Law of the Cayman Islands. Dividends may be declared and paid only out of surplus. No dividend may be declared and paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose. Dividends may be paid only as follows: class A ordinary shares may be paid only to holders of class A ordinary shares and class B ordinary shares may be paid only to holders of class B ordinary shares.

Our amended and restated memorandum and articles of association include provisions that prohibit the payment of dividends in unequal amounts to holders of different classes of our ordinary shares. In addition, our amended and restated memorandum and articles of association limit the authority of our board of directors and holders of our class B ordinary shares to modify this restrictive provision without the prior approval of our class A ordinary shareholders.

Voting Rights. The holders of class A ordinary shares and class B ordinary shares have identical rights, except that holders of class A ordinary shares are entitled to one vote per share while the holders of class B ordinary shares are entitled to ten votes per share on matters to be voted on by shareholders, as provided by our amended and restated memorandum and articles of association. The holders of ordinary shares are entitled, by an aggregate of the votes cast by the holders of class A ordinary shares and class B ordinary shares present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to elect directors to our board of directors.

General meetings of shareholders are held annually, and may be convened by a majority of our board of directors or our chairman of the board of directors as it may consider necessary or desirable or upon a request of one or more shareholders holding in the aggregate not less than 50% of our voting share capital. Such general meeting shall be held within two months after such shareholders’ request.

A quorum for a general meeting of shareholders is considered present if there are two shareholders entitled to vote and present in person or by proxy representing not less than one-third of our voting share capital. If a quorum is not present within 30 minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the general meeting, the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as our board of directors may determine. If at such adjourned general meeting a quorum is not present within half an hour from the time appointed for holding the general meeting, the shareholder or shareholders present in person or by proxy shall be a quorum and may transact the business for which the general meeting was called.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as amending the memorandum and articles of association, a change of name and winding up. Holders of the ordinary shares may affect certain changes by ordinary resolution, including electing and removing directors.

After completion of this offering CDC Software International will beneficially own no shares of our issued and outstanding class A ordinary shares or ADSs, but will own approximately 24.2 million of our issued and outstanding class B ordinary shares, representing 98.1% of the combined voting power of all classes of our issued and outstanding ordinary shares and 83.4% of the economic interest in our outstanding ordinary shares (or 97.7% and 81.2%, respectively, if the underwriters’ over-allotment option is exercised in full). Therefore, CDC Software International will have the power to elect all of the members of our board of directors and will have the power to control all matters requiring shareholder approval or consent.

Transfer of Shares. Subject to our amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the NASDAQ Global Market or any other form approved by our board. Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) a fee of such maximum sum as the NASDAQ Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and (e) if applicable, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Conversion. The holders of the class B ordinary shares are entitled to make a redemption request to us for a redemption of their class B ordinary shares at the par value of such class B ordinary shares in return for the issuance of class A ordinary shares on a one for one basis. The redemption procedure is set out in the amended and restated memorandum and articles of association. The redemption request will not be approved by us if we will not be able to pay our debts as they fall due in the ordinary course of our business and be solvent immediately before and after the redemption of the class B ordinary shares and the issuance of the class A ordinary shares.

Following any distribution of class B ordinary shares to shareholders of CDC Software International in a transaction, including any distribution in exchange for CDC Software International’s shares or securities, intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, or any corresponding provision of any successor statute (a “tax-free spin-off”), class B ordinary shares will no longer be redeemable for class A ordinary shares. Class B ordinary shares transferred to shareholders of CDC Software International in a tax-free spin-off will not be redeemed for class A ordinary shares and, following a tax-free spin-off, class B ordinary shares will be transferable as class B ordinary shares, subject to applicable laws.

Liquidation. On liquidation or, winding up, after payment in full of the amounts required to be paid to holders of any issued and outstanding preferred shares, if any, all holders of ordinary shares, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of ordinary shares. If the assets available for distribution are insufficient to repay all of the paid-up capital, however, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Variation of Rights of Shares. All or any of the special rights attached to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Directors

The minimum number of directors shall be one and the maximum number shall be 15. Our board has the power at any time to appoint a person as a director either to fill a casual vacancy or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. A director may be removed from office, with or without cause, by an ordinary resolution of shareholders or, with cause, by a resolution of directors.

Upon completion of this offering our board will be divided into three different classes designed as Class 1 directors, Class 2 directors and Class 3 directors. At each annual general meeting, one-third of our directors, or the number nearest to, but not exceeding one-third, shall retire from office by rotation. The directors to retire are those who have been longest in office since their last election. A retiring director shall remain in office until the close of the meeting at which he retires, and is eligible for re-election thereafter.

A meeting of directors is duly constituted if at the commencement of the meeting there are present in person or by alternate not less than two directors and may be fixed by our board. Any action that may be taken by our directors or a committee of directors at a meeting may also be taken by written consent by all directors except those which are temporarily unable to act due to illness or disability.

Differences in Corporate Law

We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law (2007 Revision) of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our ordinary shares. The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign constituent company, and where the surviving company is a Cayman Islands company, the procedure is similar, save that with respect to the foreign constituent company, the director of the surviving or consolidated company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; (v) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (vi) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (i) consent or approval to the transfer has been obtained, released or waived; (ii) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (iii) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (vii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (viii) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company. Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification. The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Inspection of Books and Records. Holders of our class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association). However, we provide our shareholders with annual audited financial statements.

Director Independence. Neither Cayman Islands law nor our amended and restated memorandum and articles of association require that a majority of our directors be independent. We intend to rely on the “controlled company” exceptions under the NASDAQ Marketplace Rules, under which we will not be required to comply with NASDAQ regulations that would otherwise require a majority of our board to be comprised of independent directors.

Restrictions on Nonresident or Foreign Shareholders

Under Cayman Islands law there are no limitations on the rights of nonresident or foreign shareholders to hold or vote our ordinary shares.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we may adopt and maintain anti-money laundering procedures, and we may require shareholders to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder, unless in the particular case we are satisfied that an exemption applies under the Money Laundering Regulations (2008 Revision) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	the shareholder makes the payment for their investment from an account held in the applicant’s name at a recognised financial institution; or

•	the shareholder is regulated by a recognised regulatory authority and is based or incorporated in, or formed under the law of, a recognised jurisdiction; or

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the purchase of shares is made through an intermediary which is regulated by a recognised regulatory authority and is based in or incorporated in, or formed under the law of a recognised jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure the compliance by us with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher pursuant to the Terrorism Law, 2003 of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent beneficial ownership of one class A ordinary share deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Our amended and restated memorandum and articles of association and Cayman Islands law governs shareholder rights. The depositary will be the registered holder of the class A ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will I hold my ADSs?

You may hold ADSs either (1) directly (a) by having an ADR which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on class A ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our class A ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the class A ordinary shares or any net proceeds from the sale of any class A ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

•

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any class A ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell class A ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new class A ordinary shares. The depositary may sell a portion of the distributed class A ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•

Elective Distributions in Cash or Shares. If we offer holders of our class A ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the class A ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing class A ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of class A ordinary shares.

•

Rights to Purchase Additional Shares. If we offer holders of our class A ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker transfer class A ordinary shares or deposit evidence of rights to receive class A ordinary shares to, or with, the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for class A ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 270 days after the date of this prospectus. The 270-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale — Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will transfer the class A ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the class A ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the class A ordinary shares.

If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the class A ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the class A ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the class A ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your class A ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your class A ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been class A ordinary shares and the class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class A ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Persons Must Pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our class A ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the class A ordinary shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 60 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver class A ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary (as well as the liability of our and the depositary’s directors, officers, affiliates, employees and agents). We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting class A ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, class A ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of class A ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any class A ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADSs and withdraw the underlying class A ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of class A ordinary shares is blocked to permit voting at a general meeting of shareholders; or (3) we are paying a dividend on our class A ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of class A ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver class A ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying class A ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of class A ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the class A ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such class A ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such class A ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such class A ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such class A ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers will provide it with substantially similar security; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding ADSs representing approximately 18.8% of our issued and outstanding shares. All of the ADSs sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect the prevailing market price of our ADSs. In addition, immediately following this offering, our parent will hold 24.2 million shares of our class B ordinary shares, which are redeemable in exchange for the issuance of class A ordinary shares on a one-for-one basis. Prior to this offering, there has been no public market for our ADSs, and while our ADSs have been approved for listing on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in our ADSs.

In addition, our amended and restated memorandum and articles of association permits the issuance of up to an aggregate of                      class A ordinary shares. See “Description of Share Capital”

Lock-up Agreements

We, our direct and indirect parent companies and affiliates, and our executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs, for 270 days after the date of this prospectus without first obtaining the written consent of the lead managers. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any such securities;

•	sell any option or contract to purchase any such securities;

•	purchase any option or contract to sell any such securities;

•	grant any option, right or warrant to purchase any such securities;

•	lend or otherwise transfer or dispose of any such securities;

•

file or cause to be filed or make any demand for or exercise any right to file or cause to be filed any registration statement related to the ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any ordinary shares or ADSs, whether any such transaction as described above is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

The lock-up provision applies to our ordinary shares, in the form of ADSs or otherwise, any of our other securities that are substantially similar to ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs. It also applies to our ordinary shares, in the form of ADSs or otherwise, owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Rule 144

Under Rule 144, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all required reports for at least 12 months (or for such shorter period that we were required to file such reports) prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period:

•

a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares provided current public information about us is available, and

•

a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of our ordinary shares that does not exceed the greater of either of the following:

(i)	1% of the number of shares of our class A ordinary shares then outstanding, which will equal approximately 48,000 class A ordinary shares immediately after this offering, assuming that 800,000 outstanding class B ordinary shares have been redesignated to be class A ordinary shares; or

(ii)	the average weekly trading volume of our ADSs on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases class A ordinary shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Stock Option Plans

As of the date of this prospectus, we have not granted any options to purchase class A ordinary shares under our 2009 Stock Incentive Plan. Under such equity incentive plan, we may grant options to purchase up to 3.75 million class A ordinary shares. We do not intend to grant any awards under the 2009 Stock Incentive Plan prior to the consummation of this offering. All of these class A ordinary shares will be eligible for sale in the public market from time to time, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates.

We intend to file a separate registration statement under the Securities Act to register 3.75 million class A ordinary shares under our 2009 Stock Incentive Plan. We intend to file this registration statement within 90 days after the date of this prospectus and it will become effective immediately upon filing. The class A ordinary shares covered by the registration statement will be eligible for sale in the public market, subject to vesting provisions and Rule 144 and Rule 145 limitations applicable to our affiliates.

TAXATION

The following is a discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or class A ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs or class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. The following discussion, to the extent the discussion relates to matters of current U.S. federal income tax law, represents the opinion of DLA Piper LLP (US), our U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs or class A ordinary shares.

Cayman Islands Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or class A ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs or class A ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs or class A ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realised on a sale, exchange, conversion, transfer or redemption of the ADSs or class A ordinary shares.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or class A ordinary shares, debentures or other obligations of ours.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or class A ordinary shares. It does not address any federal estate or gift tax or foreign, state or local tax consequences. This discussion only applies to original purchasers of our ADSs who hold ADSs or class A ordinary shares as capital assets for U.S. federal income tax purposes. It does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as:

•	banks and certain financial institutions;

•	insurance companies;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding ADSs or class A ordinary shares through such entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our ADSs or class A ordinary shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction;

•	persons that enter into a constructive sale transaction with respect to our ADSs or class A ordinary shares;

•	persons owning or treated as owning 10% or more of our voting shares; or

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this prospectus. These authorities are subject to change, possibly on a retroactive basis. Please consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ADSs or class A ordinary shares in your particular circumstances.

For purposes of this discussion, you are a U.S. holder if for U.S. federal income tax purposes, you are a beneficial owner of our ADSs or class A ordinary shares who or which is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ADSs or class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or class A ordinary shares, you should consult your tax advisors.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of American depositary shares, of foreign tax credits for U.S. federal income tax purposes. Such actions may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. holders could be affected by future actions that may be taken by parties to whom ADSs are pre-released.

U.S. Holders

Dividends. Subject to the discussion under “Status as a PFIC” below, the gross amount of our distributions to you, other than pro rata distributions of our ADSs or class A ordinary shares or rights with respect to our ADSs or class A ordinary shares, including any amount withheld in respect of PRC taxes, generally will be included in your gross income as foreign source dividend income (i) if you are a non-corporate U.S. holder, on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of class A ordinary shares, and (ii) if you are a corporate U.S. holder, on the date such dividends accrue to the depositary, in the case of ADSs, or to you, in the case of class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, . Dividends received by U.S. holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. holder in taxable years beginning before January 1, 2011 will constitute qualified dividend income subject to tax at capital gains rates (generally 15%) provided that (1) the ADSs or the class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Under IRS authority, class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ market. Our ADSs have been approved for listing on the NASDAQ Global Market and thus we expect our ADSs will be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ADSs or class A ordinary shares.

Distributions in excess of our current and accumulated earnings and profits, as determined in accordance with U.S. tax accounting principles, will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s basis in our ADSs or class A ordinary shares and thereafter as gain from the sale or exchange of a capital asset. The character of such gain is described below under “Sales and Other Dispositions of our ADSs or Class A Ordinary Shares.”

If we do not calculate our earnings and profits in accordance with U.S. tax accounting principles, we may be required to report the entire amount of any distribution as a dividend. We may not calculate our earnings and profits in accordance with U.S. tax accounting principles, and, therefore, the entire amount of any distributions may be reported to investors as taxable dividend distributions.

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or class A ordinary shares, subject to certain conditions and limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, such PRC withholding taxes will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Sales and Other Dispositions of our ADSs or Class A Ordinary Shares. For U.S. federal income tax purposes, and subject to the discussion under “Status as a PFIC” below, gain or loss recognized by a U.S. holder on the sale or other disposition of our ADSs or class A ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between that U.S. holder’s basis in our ADSs or class A ordinary shares and the amount realized on the disposition. A U.S. holder’s basis in our ADSs or class A ordinary shares will generally equal the amount the holder paid for such ADSs or class A ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held our ADSs or class A ordinary shares for more than one year at the time of the sale or exchange. The maximum rate of tax on long-term capital gain recognized before January 1, 2011 is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to limitations. Generally, gain or loss recognized by a U.S. holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ADSs or class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Status as a PFIC. Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2008, we do not believe we are a PFIC in 2009, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. A company is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

In determining that we are not a PFIC, we are relying on our projected acquisition and capital expenditure plans for the current year and for future years. In addition, this determination is based on our current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our projected total market value and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC. In addition, if our actual acquisitions and capital expenditures do not match our projections, we may become a PFIC.

We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of goodwill will be based, in part, upon the market value of our stock and ADSs from time to time, which may be volatile. If we are a PFIC for any taxable year during which you hold our ADSs or class A ordinary shares, you will be subject to special tax rules discussed below. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, DLA Piper, our tax counsel expresses no opinion with respect to our PFIC status for any table year.

If we are a PFIC for any taxable year during which you hold ADSs or class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or class A ordinary shares, unless you make a mark-to-market election as discussed below. Any distribution you receive in a taxable year that is greater than 125% of the average annual distribution you received during the shorter of the three preceding taxable years or your holding period for the ADSs or class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or class A ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ADSs or class A ordinary shares cannot be treated as capital gains, even if you hold the ADSs or class A ordinary shares as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file IRS Form 8621 if you hold our ADSs or class A ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ADSs or class A ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs or class A ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or class A ordinary shares over their fair market value as of the close of your taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or class A ordinary shares. Your basis in the ADSs or class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless ADSs or class A ordinary shares are no longer regularly traded on NASDAQ or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ADSs or class A ordinary shares will be listed on the NASDAQ Global Market and, consequently, we expect that, assuming the ADSs or class A ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

Although we believe that we will not be a PFIC for our current taxable year or for later taxable years, there can be no assurance in this regard. You are urged to consult your tax advisers concerning the U.S. federal income tax consequences of holding ADSs or class A ordinary shares if we are considered a PFIC in any taxable year.

Non-U.S. Holders

Generally, you will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to our ADSs or class A ordinary shares unless the dividends are effectively connected with your conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that you maintain in the U.S. In such cases, you will generally be taxed in the same manner as a U.S. holder.

Generally, you will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ADSs or class A ordinary shares unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that you maintain in the United States; or

•

you are an individual present in the United States for at least 183 days in the taxable year of sale or disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

If you are a corporate non-U.S. holder, your earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if you are eligible for the benefits of an applicable tax treaty.

Backup Withholding and Information Reporting

Payment of dividends and proceeds from the sale or other disposition of our ADSs or class A ordinary shares that are made to you in the United States (and in certain cases, outside the United States) will generally be subject to information reporting to the IRS, unless you are an exempt recipient such as a corporation. In addition, a backup withholding tax generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number and complies with certification procedures or otherwise establishes an exemption from backup withholding.

Any amount withheld under the backup withholding rules may be credited against a U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSs OR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSs OR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

Lazard Capital Markets LLC and JMP Securities LLC are acting as joint bookrunning managers of the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2009, the underwriters named below, for whom Lazard Capital Markets LLC and JMP Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to the underwriters, the number of ADSs indicated below:

Underwriters	Number of ADSs
Lazard Capital Markets LLC (1)
JMP Securities LLC (2)
Cantor Fitzgerald & Co.
Janney Montgomery Scott LLC
Macquarie Capital (USA) Inc.
Morgan Keegan & Company, Inc.

Total	4,800,000	(3)

(1)	The address for Lazard Capital Markets LLC is 30 Rockefeller Plaza, New York, New York 10020.

(2)	The address for JMP Securities LLC is 600 Montgomery Street, Suite 1100, San Francisco, California 94111.

(3)	Includes 4.0 million ADSs being offered by us and 800,000 ADSs being offered by the selling shareholder.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs if any such shares are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Over-Allotment Option

We and the selling shareholder have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, purchase up to an additional 360,000 ADSs from us and up to an additional 360,000 ADSs from the selling shareholder, in equal proporation, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commissions and Discounts

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us or the selling shareholder as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and the selling shareholder and the proceeds, before expenses, to us and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional ADSs.

	Per ADS		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholder	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Proceeds to the selling shareholder, before expenses	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.5 million.

Indemnification and Contribution

We, the selling shareholder and CDC Corporation have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. If we, the selling shareholder and CDC Corporation are unable to provide this indemnification, we, the selling shareholder and CDC Corporation will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Lock-up Agreements

We, our direct and indirect parent companies and affiliates, and our executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs, for 270 days after the date of this prospectus without first obtaining the written consent of the lead managers. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any such securities;

•	sell any option or contract to purchase any such securities;

•	purchase any option or contract to sell any such securities;

•	grant any option, right or warrant to purchase any such securities;

•	lend or otherwise transfer or dispose of any such securities;

•

file or cause to be filed or make any demand for or exercise any right to file or cause to be filed any registration statement related to the ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any ordinary shares or ADSs, whether any such transaction as described above is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

The 270-day restricted period will be automatically extended if (i) during the last 17 days of the 270-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 270-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 270-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or event, as applicable, unless Lazard Capital Markets LLC and JMP Securities LLC waive, in writing, such an extension. Lazard Capital Markets LLC and JMP Securities LLC may, in their sole discretion and at any time or from time to time before the termination of the 270-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who have or will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

NASDAQ Global Market Listing

Our ADSs have been approved for listing on the NASDAQ Global Market under the symbol “CDCS.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which they may purchase ADSs through the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

No Public Market

Prior to the offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the underwriters subject to the applicable provisions of NASD Conduct Rule 2720 of the Financial Industry Regulatory Authority, Inc., or the FINRA. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Affiliations

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of our ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to our ADSs or ordinary shares which has been approved by the competent authority in that Relevant member State or where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (3) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Managers for any such offer; or (4) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of our ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our ADSs to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe our ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

Our ADSs to be sold in this offering may not be offered or sold in Hong Kong, by means of any document, other than to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, and any rules made under the SFO or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance or which do not constitute an offer to the public within the meaning of that ordinance. No person may have in its possession for the purposes of issue, or issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of (i) only to persons outside Hong Kong or (ii) only to “professional investors” within the meaning of the SFO and any rules made under that ordinance.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified under Section 274 of the Securities and Futures Act (Act 42 of 2001) of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our ADSs under Section 275 except (i) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such ADSs, debentures and units of ADSs and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; or (ii) where no consideration is given for the transfer; or (iii) where the transfer is by operation of law.

United Kingdom

Our ADSs may not be offered or sold other than in compliance with all applicable provisions of the United Kingdom Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our ADSs in, from or otherwise involving the United Kingdom. Each underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) to persons who have professional experience in matters relating to investments), falling with Article 19(5) of the Financial Services and Martes Act of 2000 (Financial Promotion) Order 2005 received by it in connection with the issue or sale of our ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay. All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the FINRA filing fee.

U.S. Securities and Exchange Commission registration fee	$4,005
FINRA filing fee	7,716
NASDAQ listing fee	100,000
Legal fees and expenses	555,000
Accounting fees and expenses	645,000
Printing fees	100,000
Other fees and expenses	89,000

Total	$1,500,721

*	To be completed by amendment.

LEGAL MATTERS

The validity of the issuance of the class A ordinary shares represented by the ADSs offered hereby and other matters under Cayman Islands law only will be passed upon for us by Maples and Calder, our Cayman Islands counsel and certain other matters under U.S. federal and New York law will be passed upon for us by DLA Piper LLP (US). Certain legal matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP with respect to matters of New York law and U.S. federal securities law. In addition, certain legal matters relating to Hong Kong law will be passed upon for us by DLA Piper Hong Kong, our Hong Kong counsel.

EXPERTS

The combined balance sheets of CDC Software Corporation and its subsidiaries as of December 31, 2007 and 2008 and the related combined statements of operations, invested equity and cash flows for the years ended December 31, 2007 and 2008 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report on CDC Software Corporation expresses an unqualified opinion on the combined financial statements and includes explanatory paragraphs related to (1) the organization of CDC Software Corporation and its subsidiaries and the basis of presentation of the combined financial statements, (2) the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” on January 1, 2007 and (3) the adoption of Financial Accounting Standards Board Statement No. 160, Non-controlling Interests in Consolidated Financial Statements on January 1, 2009 for which the combined financial statements have been retrospectively adjusted for all periods presented). Such financial statements are included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The offices of Deloitte & Touche LLP are located at Suite 1500, 191 Peachtree St, Atlanta Georgia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act covering the class A ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 is being filed to register the issuance of the ADSs. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the registration statement, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. The information on that website is not part of this prospectus.

INDEX TO COMBINED FINANCIAL STATEMENTS

The following report is in the form that we expect to sign upon the completion of the Separation described in Note 19 to the combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CDC Corporation:

We have audited the accompanying combined balance sheets of the Software segment of CDC Corporation (“CDC Software”), as of December 31, 2007 and 2008, and the related combined statements of operations, cash flows and invested equity for the years ended December 31, 2007 and 2008. These financial statements are the responsibility of CDC Software’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. CDC Software is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CDC Software’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of CDC Software at December 31, 2007 and 2008, and the combined results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of CDC Software, a segment of CDC Corporation. These combined financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if CDC Software had operated as a stand-alone company during the periods presented.

As discussed in Note 2 and 12 to the combined financial statements, CDC Software adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.

As discussed in Note 2 to the combined financial statements, on January 1, 2009 the Company changed its method of accounting for non-controlling interests to conform to SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”) and retrospectively adjusted the 2007 and 2008 combined financial statements for the change.

Atlanta, Georgia

April 29, 2009, except as to

the effects of the adoption of SFAS 160 and the related disclosures in Note 2 as to which the date is July 10, 2009, and except as to

Note 19 as to which the

date is                     , 2009

CDC Software

COMBINED BALANCE SHEETS

(Amounts in thousands of U.S. dollars, except share and per share data)

	December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$23,657	$27,341
Restricted cash	3,616	3,677
Accounts receivable (net of allowance of $5,679 and $4,644 at December 31, 2007 and 2008, respectively)	65,863	53,014
Prepayments and other current assets	9,309	7,333
Deferred tax assets	3,460	7,089

Total current assets	105,905	98,454

Property and equipment, net	8,358	5,711
Goodwill	145,380	135,987
Intangible assets	91,792	72,907
Deferred tax assets	40,193	32,664
Note receivable due from related parties	145	600
Investment in cost method investees	515	740
Other assets	2,432	1,218

Total assets	$394,720	$348,281

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$12,003	$10,429
Purchase consideration payables	1,502	355
Income tax payable	517	2,259
Short-term bank loans	1,443	5,876
Short-term loan from Parent	43,293	19,530
Accrued liabilities	28,590	23,578
Restructuring accruals, current portion	2,807	1,974
Deferred revenue	61,607	54,507
Deferred tax liabilities	853	351

Total current liabilities	152,615	118,859
Deferred tax liabilities	25,404	25,460
Restructuring accruals, net of current portion	482	239
Other liabilities	8,479	8,599

Total liabilities	186,980	153,157

Contingencies and commitments

Invested equity:
Equity investment	202,269	203,817
Accumulated deficit	(4,536)	(5,430)
Accumulated other comprehensive income (loss)	9,987	(3,580)

Total invested equity	207,720	194,807
Noncontrolling interest	20	317

Total equity	207,740	195,124
Total liabilities and equity	$394,720	$348,281

The accompanying notes are an integral part of these combined financial statements.

CDC Software

COMBINED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008
REVENUE:
Licenses	$61,147	$44,249
Maintenance	86,441	103,421
Professional services	86,924	87,971
Hardware	3,909	3,870
Royalties from related parties	530	1,276

Total revenue	238,951	240,787

COST OF REVENUE:
Licenses	18,772	19,946
Maintenance	11,623	15,937
Professional services	67,999	71,949
Hardware	3,118	2,998

Total cost of revenue	101,512	110,830

Gross profit	137,439	129,957

OPERATING EXPENSES:
Sales and marketing expenses	60,864	54,177
Research and development expenses	22,832	25,909
General and administrative expenses	40,685	44,124
General and administrative expenses allocated to Parent	(5,479)	(12,379)
Exchange (gain) loss on deferred tax assets	(3,762)	3,271
Amortization expenses	5,730	6,843
Restructuring and other charges	1,910	5,012

Total operating expenses	122,780	126,957

Operating income	14,659	3,000
Other income (expense):
Interest Income	1,441	396
Interest income from Parent, net	245	639
Interest expense	(44)	(276)
Other income, net	-	98

Other income, net	1,642	857

Income before income taxes	16,301	3,857
Income tax expense	(9,499)	(4,877)

Net income (loss)	6,802	(1,020)
Net income (loss) attributable to noncontrolling interest	(1,852)	126

Net income (loss) attributable to controlling interest	$4,950	$(894)

Unaudited pro forma information:
Net loss attributable to controlling interest per class A ordinary share - basic and diluted		$(0.04)

Net loss attributable to controlling interest per class B ordinary share - basic and diluted		$(0.04)

Weighted average shares of class A outstanding - basic and diluted		800,000

Weighted average shares of class B outstanding - basic and diluted		24,200,000

The accompanying notes are an integral part of these combined financial statements.

CDC Software

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008
OPERATING ACTIVITIES:
Net income (loss)	$6,802	$(1,020)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,084	4,201
Amortization expense	18,435	22,609
Provision for bad debt	2,694	3,139
Stock compensation expenses	1,695	1,548
Deferred income tax provision	6,725	1,706
Exchange (gain) loss on deferred tax assets	(3,762)	3,271
Loss (gain) on disposal/write-off of property and equipment	(216)	(44)
Accrued interest income from Parent	(245)	(639)
Interest income received on restricted cash	-	(155)
Changes in operating assets and liabilities:
Accounts receivable	(11,586)	6,173
Note receivable due from related parties	(145)	(440)
Deposits, prepayments and other receivables	(1,774)	1,513
Other assets	(201)	754
Accounts payable	(668)	(699)
Accounts payable due to Parent	(155)	-
Income tax payable	(950)	1,838
Accrued liabilities	(5,869)	(5,138)
Deferred revenue	7,038	(3,521)
Other payables	(30)	112
Other liabilities	(2,893)	(1,260)

Net cash provided by operating activities	17,979	33,948

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(72,299)	(39)
Payment for prior year acquisitions	-	(387)
Purchases of property and equipment	(4,947)	(2,109)
Purchases of intangible assets	(150)	-
Capitalized software	(9,948)	(7,269)
Investment in cost method investees	(515)	(210)
Decrease (increase) in restricted cash	(1,633)	-

Net cash used in investing activities	(89,492)	(10,014)

FINANCING ACTIVITIES:
Borrowings on loan from Parent	68,000	129
Payments on loan from Parent	(15,241)	(24,320)
Capital contribution from Parent	23,714	-
Short-term borrowings	905	4,541
Payments for capital lease obligations	(333)	(98)

Net cash provided (used) by financing activities	77,045	(19,748)

Effect of exchange differences on cash	715	(502)

Net increase in cash and cash equivalents	6,247	3,684
Cash and cash equivalents at beginning of year	17,410	23,657

Cash and cash equivalents at end of year	$23,657	$27,341

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Income taxes, net of refunds	$3,346	$1,330
Interest	$44	$276
Non-cash transactions
Transfer of Catalyst SAP business to CDC Corporation	$(7,499)	$-
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	$898	$898
Purchase of equipment under capital lease	$1,000	$-

The accompanying notes are an integral part of these combined financial statements.

CDC Software

COMBINED STATEMENTS OF INVESTED EQUITY

(Amounts in thousands of U.S. dollars, except share data)

	Equity investment	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total equity	Comprehensive income (loss)
Balance at December 31, 2006	$176,860	$(6,981)	$5,626	$15,968	$191,473
Foreign currency translation adjustments	-	-	4,361	(1,769)	2,592	$2,592
Stock compensation expense	1,695	-	-	-	1,695	-
Capital contribution from Parent	23,714	-	-	-	23,714	-
Net income for the year	-	4,950	-	1,852	6,802	6,802
Acquisition of noncontrolling interest	-	-	-	(16,031)	(16,031)	-
Cumulative effect adjustment due to adoption of FIN 48	-	(2,505)	-	-	(2,505)	-

Comprehensive income	-	-	-	-	-	$9,394

Balance at December 31, 2007	202,269	(4,536)	9,987	20	207,740

Foreign currency translation adjustments	-	-	(13,567)	(4)	(13,571)	$(13,571)
Stock compensation expense	1,548	-	-	-	1,548	-
Net loss for the year	-	(894)	-	(126)	(1,020)	(1,020)
Noncontrolling interest of acquired companies	-	-	-	427	427	-

Comprehensive income	-	-	-	-	-	$(14,591)

Balance at December 31, 2008	$203,817	$(5,430)	$(3,580)	$317	$195,124

The accompanying notes are an integral part of these combined financial statements.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS OPERATIONS

These are the combined financial statements of the Software segment of CDC Corporation (CDC Software or the Company). The Company is a leading global provider of a broad suite of scalable enterprise software applications to customers in select industries. The Company’s software applications enable its customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

The Company’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization; and

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Combination, Consolidation and Basis of Presentation

The financial statements of CDC Software were combined because each underlying entity was majority owned by CDC Corporation (the Parent). All intercompany accounts and transactions have been eliminated in the combination. The Parent’s net investment in the Company is presented as invested equity in the accompanying combined financial statements.

The accompanying combined financial statements of CDC Software have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). They comprise the combined historical financial statements of the entities contributed by the Parent assuming that the Company had existed as a separate legal entity for all of the financial periods presented. The combined financial statements have been derived from the combined financial statements and historical accounting records of the Parent using the historical results of operations and the historical basis of assets and liabilities of the entities contributed by the Parent. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein do not reflect what CDC Software’s results of operations, financial position and cash flows would have been if the CDC Software business was a stand-alone entity during the periods presented.

The combined financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries after eliminations of all intercompany accounts, transactions and profits. Noncontrolling interests in the net assets and earnings or losses of a consolidated investee are reflected in the noncontrolling interest line items in the Company’s combined balance sheets and statements of operations. This noncontrolling interest treatment adjusts the Company’s combined results of operations to reflect only the Company’s share of the earnings or losses of the consolidated investee company.

The combined financial statements reflect allocations between the Company and CDC Corporation of certain costs incurred by either the Company or CDC Corporation on behalf of the other party. CDC Corporation has incurred certain corporate costs on behalf of the Company, such as board of directors

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

insurance. A subsidiary of the Company operates a shared service center which performs all back office accounting and finance support functions such as billing, collections, payroll processing, accounts payable processing and vendor maintenance, cash management, accounting, consolidations and financial closing and reporting for CDC Corporation and all of its commonly-controlled entities. Expenses incurred by the shared service center to perform these functions are allocated to entities under common control of CDC Corporation based on headcount. The Company allocated costs of $5,479 and $12,379 to CDC Corporation for the years ended December 31, 2007 and 2008, respectively. In the opinion of management, such allocation is reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had CDC Software been operating as a separate company. CDC Corporation and the Company plan to continue to provide services to one another pursuant to a services agreement that CDC Corporation and the Company will enter into after the Separation.

On January 1, 2009, the Company adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). In accordance with the requirements of SFAS 160, the Company has provided a new presentation on the face of the combined financial statements to separately classify noncontrolling interests within the equity section of the combined balance sheets and to separately report the amounts attributable to CDC Software and noncontrolling interests in the combined statements of operations and combined statements of invested equity. The presentation and disclosure requirements of SFAS 160 have been applied to all of the combined financial statements, notes and other financial data retrospectively for all periods presented. See Note 2(s) for further information.

(b) Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

(c) Cash and Cash Equivalents

The Company considers all cash held in banks and investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in Note 4, none of the Company’s cash and cash equivalents is restricted as to withdrawal or use.

(d) Property and Equipment and Depreciation

Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the property and equipment are as follows:

Asset class	Estimated useful life
Leasehold improvements	Over the lesser of the lease term or the estimated useful life
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 to 5 years

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(e) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life should not be amortized, but instead tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.

The Company’s intangible assets represent trademarks, trade names, software applications and programs, customer base and contracts. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or in the ratio of expected cash flows for each period as a proportion of total expected cash flows over the life of the asset. The estimated useful lives of these intangible assets are as follows:

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates goodwill and indefinite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. These events or changes can include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more-likely-than-not expectation that a significant portion of the business will be sold or otherwise discontinued. The Company tests goodwill and indefinite-lived intangible assets for impairment, utilizing a combination of the expected discounted future cash flows and the comparable market multiple valuation techniques. Goodwill and indefinite-lived intangible assets are tested for impairment based on one reporting unit: Software. The Company performed its annual test for impairment of goodwill and indefinite lived intangible assets at year-end as required by SFAS 142 and determined that there was no impairment for the years ended December 31, 2007 and 2008.

(f) Software Development Costs

The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established and capitalization of product software development costs stops once the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company expenses the remaining capitalized amounts. The amortization of such costs is computed as the greater of the amount calculated based on (i) the ratio of current product revenue to projected current and future product revenue or (ii) the straight-line basis over the expected economic life of the product (not to exceed three years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, the Company expenses the costs of such development because the impact of capitalizing such costs would not be material.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(g) Impairment of Long-lived Assets

Long-lived assets (other than goodwill and indefinite lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or changes can include a significant decrease in the market price the long-lived asset, a significant adverse change in the extent or manner in which the long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the long-lived asset, or a current expectation that, more likely than not, the long-lived asset will be sold or otherwise disposed of before the end of its previously estimated useful life. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill and indefinite lived intangible assets) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

(h) Foreign Currency Translation

The financial statements of the Company’s foreign operations have been translated into United States dollars (U.S. dollars) from their local functional currencies in accordance with SFAS No. 52, Foreign Currency Translation (SFAS 52). Under SFAS 52, all assets and liabilities are translated at year-end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of invested equity as accumulated other comprehensive income. Realized and unrealized gains and losses which result from foreign currency transactions are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long-term investment nature, for which changes due to exchange rate fluctuations are accumulated and reported as a component of invested equity as accumulated other comprehensive income.

(i) Shipping and Handling

Shipping and handling costs incurred by the Company are included in cost of revenue in the accompanying combined statements of operations for all periods presented. Shipping and handling costs are not separately billed to customers.

(j) Revenue Recognition

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. If an acceptance period is required, revenue is generally recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, the Company recognizes revenue on arrangements that contain certain acceptance provisions when it has historical experience that the acceptance provision is perfunctory. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Revenue is recorded net of sales taxes. Such provisions are calculated after considering relevant historical data.

The specific accounting guidance that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin 104, Revenue Recognition (SAB 104), the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, Financial Accounting Standards

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Board (FASB) Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables, EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, and in certain instances EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, (EITF 99-19) and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).

In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue.

Software

Revenue from the sale of software products often includes a combination of software licenses, consulting and integration services, hardware, and the provision of training and maintenance services. Consulting and integration services consist of programming, installation and implementation services. Vendor Specific Objective Evidence (VSOE) of fair value for each of the above noted elements are determined as follows:

Software Licenses:    The Company generally does not sell software or software licenses to its customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with paragraph 12 of SOP 97-2. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, and SOP 81-1.

When software licenses incorporating third-party software products are sold or sold with third-party products that complement the software, the Company recognizes the gross amount of sales of third-party products as revenue in accordance with EITF 99-19.

In addition, the Company offers its customers hosting services for some of its products. Under these contracts, revenue is recognized ratably over the contract period commencing, generally, when the product has been installed. Revenue from hosting services is included in professional services revenue in the accompanying combined financial statements.

Consulting, Integration Services and Training:    Consulting and integration services include programming, installation and implementation of the software products. VSOE of fair value for programming, consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand-alone basis to customers.

Historically, a substantial majority of the Company’s stand-alone programming, consulting and integration services and stand-alone training services are priced within a narrow range of the median value of the stand-alone sales. Variation in pricing for such services is due to differences in transaction volume and type of arrangement (beta site versus established sites). VSOE of fair value for consulting, integration and training services is established by region by an analysis of stand-alone sales of services over the preceding one year period. In a multiple-element arrangement, if the stated rates for such services fall outside of the established VSOE of fair value, then revenue from the delivered elements is deferred accordingly and recognized as the services are delivered, assuming all other criteria for revenue recognition have been met.

Many of the Company’s software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements is generally accounted

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenue for consulting services is generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or not to exceed fees are recognized on a proportional performance basis.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer-specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

Hardware:    Hardware revenue is generally recognized upon shipment by the hardware vendor and transfer of title to the customer.

Maintenance:    VSOE of fair value for maintenance services is determined based on the contractual renewal rate. The maintenance renewal rates are always priced based on a percentage of the software license fee. Maintenance renewal rates as a percentage of license fee is set at a fixed rate for each geographical area in which the Company operates. Maintenance renewal rates may be different for the same basic product sold in different geographical areas due to different market variables such as competitors’ pricing and distribution channels. Substantially all maintenance renewals are priced at a standard percentage of software license fees and therefore the Company determined that it has established a VSOE of fair value for maintenance. The Company’s policy and business practice is for customers to renew their maintenance services at the stated rate indicated in the contract. Revenue related to maintenance is deferred and recognized ratably over the terms of the maintenance agreements, which are normally one year.

Arrangements with Value-added Resellers (VARs) and Distributors:    The Company enters into software license arrangements with certain established VARs in which the VARs agree to sell the Company’s software to end-users. In the vast majority of these arrangements, the VARs are obligated to pay the Company only as and if sales are made to the end-users. The fee received is calculated on a stipulated percentage of the individual sales earned by the VARs which is stated in the sales contract. Pursuant to SOP 97-2, the fee relating to VARs transactions is not fixed or determinable until the software is sold by the VARs to the end users. Consequently, the Company does not recognize any revenue for VARs transactions until all of the criteria specified under paragraph 8 of SOP 97-2 are met; this point coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (a signed contract with VARs), the fee is fixed or determinable, delivery has occurred, and collection is reasonably assured. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed-upon percentage of the maintenance fees that the distributor earns from the end-user.

VARs have a sole discretion and responsibility to determine and negotiate the sales price of the Company’s software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(k) Deferred Revenue

Deferred revenue represents billings for software, maintenance, and business services in advance of services being rendered. The Company reports deferred revenue as a liability on the combined balance sheets when there is a contractual obligation to provide services or a software product to the customer, but the services have not yet been completed or the product has not yet been delivered, and thus no recognition of revenue has taken place.

(l) Income Taxes

Income taxes are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes (SFAS 109). Income tax expense computed on a separate return method and is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the interpretation, the Company recognizes the financial statement effects of a tax position when it is more likely than not, based upon the technical merits, that the position will be sustained upon examination. Conversely, the Company derecognizes a previously recognized tax position in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority. The Company also recognizes interest expense by applying a rate of interest to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in a tax return. The Company classifies interest expense and related penalties, if any, with respect to its uncertain tax positions in the provision for income taxes.

Upon adoption of FIN 48, $2,505 was recorded as an adjustment to retained earnings as of January 1, 2007. As of December 31, 2007 and 2008, the Company has recognized a liability for unrecognized income tax benefits of $7,256 and $7,809, respectively. Of this amount, $548 and $872 relates to accrued interest and penalties as of December 31, 2007 and 2008, respectively. For the years ended December 31, 2007 and 2008, the combined statement of operations includes a net expense of $357 and $125, respectively, related to unrecognized income tax benefits. Included in this amount, $243 and $325, respectively relates to accrued interest.

If the Company’s liability for unrecognized income tax benefits were recognized in full, $4,472 would affect its effective tax rate.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a significant impact on its financial position or results of operations.

The following table describes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdictions	Open Years
United States (federal and state)	1995 - 2008
Non - United States	1999 - 2008

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(m) Share-based Compensation Expenses

During 2008 and in prior years, certain employees of the Company have been granted CDC Corporation share options under CDC Corporation’s share incentive plans.

Equity-based compensation expense recognized under Share Based Payment (SFAS 123(R)) in the combined statements of operations for the year ended December 31, 2007 and 2008 was $1,695 and $1,548 , respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Prior to its adoption of SFAS 123(R), the Company and its Parent accounted for equity-based compensation under the provisions and related interpretations of SFAS 148 and APB 25. Accordingly, the Company was not required to record compensation expense when stock options were granted to its employees as long as the exercise price was not less than the fair market value of the stock at the grant date.

Under SFAS 123(R), the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Parent’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant.

The fair value for each option grant was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

Years ended December 31,
	2007	2008
Range of U.S. risk-free interest rates	3.77% to 4.70%	1.63% to 3.31%
Weighted expected life of options	5 years	5 years
Range of volatility	61% to 62%	56% to 63%
Dividend yield	Nil	Nil

(n) Pro Forma Net Income (Loss) Per Common Share

The Company computes earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share (SFAS 128). Under the provisions of SFAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of ordinary shares outstanding during the year. The Company applies the two class stock method in accordance with EITF03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. Earnings per share are the same for class A and class B ordinary shares because of equal participation rights in undistributed earnings. Diluted earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year, adjusted for any impact to net income or loss by dilutive common equivalent shares, by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental ordinary shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive. As of December 31, 2007 and 2008, the Company had no dilutive instruments.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The Company’s pro forma net income per ordinary share is as follows (unaudited):

		Year ended December 31, 2008
		Class A Shares	Class B Shares
Numerator:
Net loss attributable to controlling interest as reported		$(894)	$(894)
Earnings ratio (1)		3.2%	96.8%

Allocated net loss attributable to controlling interest		$(29)	$(865)

	Common Shares
Denominator:
Shares issued in April 2009	30,000,000	-	-
Pro forma adjustment to reflect the recapitalization effected through a repurchase and retirement of shares at par value (2)	(5,000,000)	-	-
Pro forma adjustment to reflect the re-designation of common shares to class B shares and class A shares (2)	(25,000,000)	800,000	24,200,000

Pro forma shares to be used in basic and diluted pro forma net loss attributable to controlling interest as reported per ordinary share (unaudited)	-	800,000	24,200,000

Pro forma basic and diluted net loss attributable to controlling interest per ordinary share (unaudited)		$(0.04)	$(0.04)

(1)	Calculated as the percentage of outstanding shares by respective class divided by the total class A and class B shares outstanding.

(2)	Prior to closing, the Company’s sole shareholder, CDC Software International, intends to approve, and the Company’s Board of Directors intends to authorize and implement a recapitalization effected through a repurchase and retirement of shares at par value in order to reduce the number of the Company’s issued, outstanding, and authorized common shares outstanding shares from 30,000,000 to 25,000,000 to occur simultaneously with the re-designation of the Company’s existing common shares into 800,000 class A shares and 24,200,000 class B common shares. All share prices, share numbers and per share amounts in the accompanying combined financial statements as of and for the period ending December 31, 2008 are presented after giving effect to the recapitalization, unless otherwise noted.

(o) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original amount less an estimate made for uncollectible amounts. The Company does not charge interest on third party receivables.

(p) Comprehensive Income

Comprehensive income includes net earnings or loss as well as any additional other comprehensive income items. The Company’s only other comprehensive income item consists of foreign currency translation adjustments. Comprehensive income (loss) for the years ended December 31, 2007 and 2008 was $9,394

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

and $(14,591), respectively. Comprehensive income (loss) attributable to controlling interest for the years ended December 31, 2007 and 2008 was $9,311 and $(14,461), respectively. Comprehensive income (loss) attributable to noncontrolling interest for the years ended December 31, 2007 and 2008 was $83 and $(130), respectively.

(q) Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) and SFAS No. 112, Employers’ Accounting for Postemployment Benefits (SFAS 112). In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other costs associated with the consolidation or closing of facilities. SFAS 112 prescribes the accounting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

(r) Information about Geographic Areas

The Company’s information about geographic areas is as follows:

Revenue is attributed to countries based on the location of customers.

	Years ended December 31,
	2007	2008
Revenues from external customers:
North America	$127,544	$131,512
Latin America	1,656	842
Europe, Middle East, Africa	98,949	95,592
Asia Pacific	10,802	12,841

Total combined revenues	$238,951	$240,787

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The Company’s long-lived assets include property and equipment, net and intangible assets.

	December 31,
	2007	2008
Long-lived assets:
North America	$79,366	$64,240
Latin America	-	-
Europe, Middle East, Africa	19,533	13,363
Asia Pacific	1,251	1,015

Total combined long-lived assets	$100,150	$78,618

(s) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which provides a consistent definition of fair value that focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value. SFAS 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (FSP FAS 157-1), which removes leasing from the scope of SFAS No. 157. In February 2008, the FASB also issued FSP FAS No. 157-2, Effective Date of FASB Statement No. 157, which permits companies to partially defer the effective date of SFAS 157 until periods beginning after November 15, 2008.

On January 1, 2008, the Company adopted SFAS 157 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company has elected to defer adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Accordingly, the Company has not applied the provisions of SFAS 157 in the fair value measurement of the nonfinancial assets and nonfinancial liabilities recorded in connection with our business acquisitions during the year. The provisions of SFAS 157 are applied prospectively. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on the combined financial statements.

On October 10, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS 157. This FSP clarifies the application of SFAS 157 and defines additional key criteria in determining the fair value of a financial asset when the market for that financial asset is not active.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits the Company to elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities that are not otherwise required to be measured at fair value on an instrument-by-instrument basis. If the Company elects the fair value option, the Company would be required to recognize subsequent changes in fair value in earnings. This standard also establishes presentation and disclosure requirements designed to improve comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. While SFAS 159 became effective for the Company in 2008, it did not elect the fair value measurement option for any of its existing assets and liabilities and accordingly SFAS 159 did not have any impact on the combined financial statements. The Company could elect this option for new or substantially modified assets and liabilities in the future.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

In December 2007 the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The adoption of SFAS 141R did not have a material impact on the Company’s combined financial statements, but will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this statement.

In December 2007 the FASB issued SFAS No. 160. This statement provides that noncontrolling interests in subsidiaries held by parties other than the parent be identified, labeled and presented in the statement of financial position within equity, but separate from the parent’s equity. SFAS 160 states that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified on the consolidated statement of income. The statement provides for consistency regarding changes in parent ownership including when a subsidiary is deconsolidated. Any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value. The Company adopted SFAS 160 effective January 1, 2009, and the presentation and disclosure requirements of SFAS 160 have been applied to all of the combined financial statements, notes and other financial data retrospectively for all periods presented.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. FSP 142-3 intends to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the effect implementation will have on the combined financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP 03-6-1). FSP 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to the provisions in this FSP. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application of this FSP is prohibited. The Company is currently evaluating the effect implementation will have on the combined financial statements.

In June 2008, EITF Issue No. 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreement (EITF 08-3) was issued. This Issue applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. EITF 08-3 requires the lessee to account for these deposits as deposit assets. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. The Company is currently evaluating the effect implementation will have on the combined financial statements.

In November 2008, EITF Issue No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7) was issued. This Issue applies to all acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. EITF 08-7 requires a defensive intangible asset to be accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. Additionally, the defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This Issue is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the effect implementation will have on the combined financial statements.

In November 2008, EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) was issued. EITF 08-6 summarizes issues to consider when applying the equity method to account for business combinations and consolidated subsidiaries, which are affected by recently issued SFAS 141R and SFAS 160 (discussed above). This Issue is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the effect implementation will have on the combined financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (FSP 132(R)-1). This FSP amends FASB SFAS 132 (Revised 2003) Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to SFAS 132R that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the effect implementation will have on the combined financial statements.

3.	BUSINESS COMBINATIONS AND INVESTMENTS

In March 2008, the Company acquired 51% interest in Integrated Solutions Limited (ISL), a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of the agreement, the Company paid approximately $762 at closing for such majority interest in ISL. In accordance with SFAS No. 141, Business Combinations (SFAS 141), this acquisition has been accounted for under the purchase method of accounting, and the results of ISL’s operations have been included in the Company’s combined financial statements since the date of acquisition.

Investment in Franchise Partners

During 2008, the Company invested in 3 different Franchise Partners: DRE Mexico, Ross Brazil and Ross Chile for a total of $210.

In January 2008, the Company acquired 19% of the equity of DRE Mexico, a reseller of CRM products. Under the terms of the share purchase agreement, the Company paid $90 at closing. The Company accounts for this investment under the cost method of accounting.

In June 2008, the Company acquired 19% of the equity of Ross Brazil, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $96 of which $60 was paid through December 31, 2008 and the remaining $36 will be paid in 4 equal monthly installments during 2009. In conjunction with the acquisition of 19% equity interest in this entity, the Company also agreed to grant a convertible and on demand loan of up to $500 of which Nil was outstanding at December 31, 2008. The results of Ross Brazil’s operations have been included in the Company’s combined financial statements in accordance with FIN 46(R), Consolidation of Variable Interest Entities (FIN 46(R)) since the date of acquisition because the Company is the primary beneficiary.

In June 2008, the Company acquired 19% of the equity of Ross Chile, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $147 of which $60 was paid through

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

December 31, 2008 and the remaining $87 will be paid in 9 monthly installments during 2009. In conjunction with the acquisition of 19% equity interest in this entity, the Company also agreed to grant a convertible and on demand loan of up to $500 of which Nil was outstanding at December 31, 2008. The results of Ross Chile’s operations have been included in the Company’s combined financial statements in accordance with FIN 46(R) since the date of acquisition because the Company is the primary beneficiary.

During 2007, the Company made the following acquisitions:

a.	Respond Group Ltd. (Respond)

In February 2007, the Company acquired a 100% equity interest in Respond through the acquisition of its entire issued share capital. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Respond’s operations have been included in the Company’s combined financial statements since the date of acquisition. Respond is a provider of enterprise class complaints, feedback and customer service solutions.

Under the terms of the share purchase agreement, the Company paid $14,743 at closing, subject to various adjustments. In addition, the Company agreed to pay up to a maximum of $14,000 of additional consideration based upon 2007, 2008 and 2009 revenue. Revenue must exceed $12,000 during each annual period for any additional consideration to be payable for that period. Any additional consideration will be paid in the form of cash. The additional compensation payments are subject to holdback in the event of breaches of representations and warranties, and various other adjustments. Management has determined that these contingent payments are not probable; therefore, no accrual has been recorded as of December 31, 2007 or 2008.

The purchase price of $14,743 for Respond has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$3,819
Property and equipment, net	304
Goodwill	11,634
Trade name	430	5 years
Developed technologies	2,080	7 years
Customer base	2,180	8 years
Noncompete agreements	30	3 years

Total assets acquired	20,477

Current liabilities	(5,734)

Total liabilities assumed	(5,734)

Net assets acquired	$14,743

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. This goodwill is not deductible for tax purposes.

b.	Saratoga Systems Inc. (Saratoga)

In April 2007, the Company acquired a 100% equity interest in Saratoga through a merger. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Saratoga’s operations have been included in the Company’s combined financial statements since the date of acquisition. Saratoga is a provider of enterprise CRM and wireless CRM applications.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Under the terms of the agreement, the Company agreed to pay not more than $35,000 in cash in connection with the merger, with $30,000 paid at closing and $5,000 placed into escrow for an 18-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

The Company’s plan to integrate certain activities at Saratoga was accounted for in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (EITF 95-3). These costs primarily include the closure of facilities and employee terminations in the United States, United Kingdom and Sweden. Such costs have been recognized as liabilities assumed in the acquisition. During 2007, the Company recorded a liability of $1,730 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2007 and 2008, the Company had $398 and $59, respectively, remaining in accrued restructuring charges in the accompanying combined balance sheets related to this integration.

The purchase price of $34,846 including direct expense related to the acquisition for Saratoga has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$7,908
Property and equipment, net	200
Other assets	318
Goodwill	26,634
Trade name	640	5 years
Developed technologies	2,560	6 years
Customer base	11,740	8 years

Total assets acquired	50,000

Current liabilities	(15,080)
Long term liabilities	(74)

Total liabilities assumed	(15,154)

Net assets acquired	$34,846

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. This goodwill is not deductible for tax purposes.

c.	Catalyst International, Inc.

In September 2007, the Company acquired a 100% equity interest in Catalyst International, Inc. through a merger. The interest in Catalyst International, Inc. included the following businesses: Catalyst SAP, Catalyst BOB, and Catalyst ET. The Catalyst SAP business was immediately distributed to CDC Corporation and Catalyst BOB and Catalyst ET, collectively referred to as Catalyst, are owned by the Company. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting, and the results of Catalyst’s operations have been included in the Company’s combined financial statements since the date of acquisition. Catalyst is a provider of enterprise supply chain software and hardware solutions.

Under the terms of the agreement, the Company agreed to pay not more than $29,500 in cash in connection with the acquisition of Catalyst International, Inc., with $25,000 paid at closing and $4,500 placed in escrow for a 24-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The Company’s plan to integrate certain activities at Catalyst was accounted for in accordance with EITF 95-3. These costs primarily include the closure of facilities and employee terminations in the United States and United Kingdom. Such costs have been recognized as liabilities assumed in the acquisition. During 2007, the Company recorded a liability of $704 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2007 and 2008, the Company had $149 and nil, respectively, in accrued restructuring charges in the accompanying combined balance sheet related to this integration.

The purchase price of $22,101 including direct expense related to the acquisition for Catalyst has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

	Total Catalyst International, Inc. Acquisition	Catalyst SAP Distribution to CDC Corporation	Catalyst Acquisition	Useful Life
Current assets	$8,523	$(1,404)	$7,119
Property and equipment, net	351	(54)	297
Goodwill	16,118	(3,063)	13,055
Trade name	1,230	(690)	540	5 - 10 years
Developed technologies	2,110	-	2,110	6 years
Customer base	11,520	(2,385)	9,135	10 years

Total assets acquired	39,852	(7,596)	32,256

Current liabilities	(10,163)	54	(10,109)
Long term liabilities	(89)	43	(46)

Total liabilities assumed	(10,252)	97	(10,155)

Net assets acquired	$29,600	$(7,499)	$22,101

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. Goodwill was allocated based on the Company’s best estimate of relative fair values. The goodwill assigned to the Company is not deductible for tax purposes.

d.	Industri-Matematik International Corp. (IMI)

In September 2003, the Company acquired a 51% equity interest in Cayman First Tier (CFT), an investment holding company organized in the Cayman Islands which owns a 100% equity interest in IMI for $25,000 in cash. In accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting and the results of IMI’s operations have been included in the Company’s combined financial statements since the date of acquisition. IMI is a provider of supply chain management solutions in North America and Europe. The remaining 49% equity interest of CFT was held by Symphony Technology Group (Symphony), a private equity firm focused on enterprise software and services, which previously owned 100% of IMI.

In November 2003, CFT loaned $25,000 to Symphony (Symphony Note) to provide Symphony with additional capital to fund future Symphony investments. The loan was secured by Symphony’s 49% holding in IMI (through CFT). Principle and interest on the Symphony Note was due and payable in full in November 2007.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

In November 2007, the Company, CFT and Symphony entered into a letter agreement whereby all amounts due and payable to CFT pursuant to the Symphony Note were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT. As of the date of the transfer, there was approximately $28,000 outstanding under the Symphony Note ($25,000 in principal and $3,000 in accrued interest).

The Company has determined that the value of the 49% equity interest in CFT exceeded the carrying value of the Symphony Note. No impairment charge was recorded, and the Company’s interest in the Symphony Note of $14,282 was considered purchase price consideration for the 49% minority interest in CFT and was accounted for in accordance with SFAS 141.

The purchase price of $14,282 including direct expense related to the acquisition for IMI has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Goodwill	$11,177
Capitalized software	1,475	4 years
Customer base	4,621	4 years
Trade name	446	5 years

Total assets acquired	17,719

Deferred revenue	(1,785)
Current liabilities	(1,652)

Total liabilities assumed	(3,437)

Net assets acquired	$14,282

Due to the synergies expected with the Company’s existing businesses the purchase price resulted in the recognition of goodwill. The goodwill is not deductible for tax purposes.

e.	Pro Forma Effect of Respond, Saratoga, and Catalyst Acquisitions

The following unaudited pro forma combined information reflects the Company’s combined results of operations for the year ended December 31, 2007, as if the acquisitions of Respond, Saratoga, and Catalyst had occurred on January 1, 2007. The pro forma results have been prepared for informational purposes only and do not purport to be indicative of what the Company’s combined results of operations would have been had the acquisitions of these subsidiaries actually taken place on January 1, 2007, and may not be indicative of future results of operations.

Year ended December 31,
2007
Unaudited
Revenue	$269,542
Net income	$4,804

f.	Investment in Franchise Partners

During 2007, the Company invested in 3 different Franchise Partners: Business T. G. Spain, CMT Argentina and CDC CRM Solutions India, for a total of $517.

In May 2007, the Company acquired 19% of the equity in Business T G. Spain, a reseller of ERP, CRM & SCM products. Under the terms of the share purchase agreement, the Company paid $431 at closing. The Company accounts for this investment under cost method of accounting.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

In August 2007, the Company acquired 10% of the equity in CMT Argentina, a reseller of CRM and c360 products. Under the terms of the share purchase agreement, the Company paid $84 at closing. The Company accounts for this investment under cost method of accounting.

In November 2007, the Company acquired 19% of the equity in CDC CRM Solutions India, a reseller of CRM products. Under the terms of the agreement, the Company paid $2 at closing. CDC CRM Solutions India is a start up entity and the Company is the sole source of funding. The Company funds the capital invested in CDC CRM Solutions India via an interest bearing loan of which $298 was outstanding at December 31, 2008. These loans are eliminated during consolidation along with the capital investment. The results of CDC CRM Solutions India’s operations have been included in the Company’s combined financial statements in accordance with FIN 46(R) since the date of acquisition because the Company is the primary beneficiary.

4.	RESTRICTED CASH

The Company had $3,616 and $3,677 of restricted cash at December 31, 2007 and 2008, respectively.

At December 31, 2007 and 2008, the restricted cash balance was comprised of $454 and $365, serving as collateral for an irrevocable standby letter of credit that provides financial assurance that the Company will fulfill its obligations with respect to the operating lease agreement at Pivotal Corporation, a subsidiary of the Company. The letter of credit is renewed annually. The cash is held in custody by the issuing bank and is restricted as to withdrawal or use. The Company had $3,162 and $3,273 at December 31, 2007 and 2008, respectively, in various escrow accounts as collateral for pending litigation settlements. Refer to Note 18 for discussion on contingencies.

5.	ACCOUNTS RECEIVABLE

Unbilled receivables represent the recognized sales value of the Company’s products and services that had not been billed and were not billable to the customers at the balance sheet date. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

	December 31,
	2007	2008
Accounts receivable:
Amounts billed	$68,618	$53,957
Unbilled	2,924	3,701

Accounts receivable, gross	71,542	57,658
Allowance for doubtful accounts	(5,679)	(4,644)

Accounts receivable, net	$65,863	$53,014

	December 31,
	2007	2008
Allowance for doubtful accounts:
Balance at beginning of year	$4,832	$5,679
Additions	2,694	3,139
Write-offs, net of recoveries	(1,847)	(4,174)

Balance at end of year	$5,679	$4,644

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

6.	PROPERTY AND EQUIPMENT

Depreciation expense was $3,084 and $4,201 for the years ended December 31, 2007 and 2008, respectively.

	December 31,
	2007	2008
Leasehold improvements	$1,019	$411
Furniture and fixtures	2,725	2,924
Office equipment	159	1,494
Computer equipment	8,624	6,626
Other	206	1,531

	12,733	12,986
Less: Accumulated depreciation	(4,375)	(7,275)

Property and equipment, net	$8,358	$5,711

7.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

Goodwill
Balance at January 1, 2007	$85,226
Foreign currency adjustment	1,578
Goodwill acquired during the year	59,926
Subsequent realization of tax benefit from acquired companies	(1,311)
Prior year provision to return true-up impacting realization of tax benefit from acquired companies	1,805
FIN 48 adjustments	(1,844)

Balance at December 31, 2007	145,380
Foreign currency adjustment	(8,909)
Goodwill acquired during the year	(322)
Subsequent realization of tax benefit from acquired companies	(572)
FIN 48 adjustments	410

Balance at December 31, 2008	$135,987

Subsequent utilization of tax benefits from acquired companies represents the release of valuation allowances on deferred tax assets existing at the time the acquisitions occurred. Prior to the adoption of SFAS 141R in 2009, the subsequent recognition of these deferred tax assets results in a reduction of goodwill.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

8.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortizable intangible assets as of December 31:

	2007			2008
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Capitalized software:
Capitalized software	$30,792	$(9,191)	$21,601	$37,803	$(18,364)	$19,439
Acquired technologies	44,065	(23,356)	20,709	40,735	(27,527)	13,208

Total capitalized software	74,857	(32,547)	42,310	78,538	(45,891)	32,647

Other intangible assets:
Customer base and contracts	54,230	(14,548)	39,682	51,240	(20,327)	30,913
Trademarks	2,277	(353)	1,924	2,095	(624)	1,471

Total other intangible assets	56,507	(14,901)	41,606	53,335	(20,951)	32,384

Total Intangible Assets	$131,364	$(47,448)	$83,916	$131,873	$(66,842)	$65,031

The intangible assets with definite useful lives are amortized on the greater of straight-line method over the estimated economic lives of the assets or in proportion to expected undiscounted cash flows. The Company had trademarks not subject to amortization with carrying values of $7,876 as of December 31, 2007 and 2008.

The following table summarizes the actual amortization expense and the estimated amortization expense for each of the past two years and each of the following five years based on the current amount of capitalized software and other intangible assets subject to amortization:

	Cost of Revenue		Operating Expenses
	Capitalized Software	Acquired Technologies	Other Intangible Assets	Total
Year ended December 31:
Actual:
2007	$5,851	$7,020	$5,564	$18,435
2008	$9,020	$6,761	$6,828	$22,609
Estimated:
2009	$10,815	$5,140	$4,424	$20,379
2010	$7,932	$4,244	$4,184	$16,360
2011	$316	$2,974	$3,802	$7,092
2012	$194	$686	$2,873	$3,753
2013 and thereafter	$162	$213	$17,209	$17,584

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

9.	RELATED PARTY TRANSACTIONS

The combined financial statements reflect allocations between the Company and CDC Corporation of certain costs incurred by either the Company or CDC Corporation on behalf of the other party. Refer to Note 2 for discussion of corporate overhead allocations.

In addition to the transactions and balances detailed elsewhere in these combined financial statements and notes thereto, the Company had certain receivable and short-term loan balances due from and due to other companies under common control of CDC Corporation in the net payable amount of $43,293 and $19,530 for the years ended December 31, 2007 and 2008, respectively. The net payable amount is comprised of the following net related receivable and short term loan from Parent:

•

Net receivable from Parent balances of $8,555 and $14,197 at December 31, 2007 and 2008, respectively, arose from the selling of goods and services and allocation of overhead costs to wholly owned subsidiaries of the Parent. These balances are unsecured and payable upon demand. Included in the net receivable at December 31, 2008 are non-interest-bearing receivables in the amount of $4,545, non-interest-bearing payables in the amount of $23,614, interest-bearing receivables in the amount of $45,323 and interest-bearing payables in the amount of $12,057. The average net interest-bearing receivable during 2008 was $14,195. Included in the net receivable at December 31, 2007 are non-interest-bearing receivables in the amount of $6,983, non-interest-bearing payables in the amount of $6,093, interest-bearing receivables in the amount of $7,665 and interest-bearing payables in the amount of Nil. The average net interest-bearing receivable during 2007 was $4,523. In all cases, interest is applied at 6 months LIBOR plus 2%. The changes in the net receivable from Parent for the years ended December 31, 2007 and 2008 are as follows:

Net receivable from Parent
Balance at January 1, 2007	$5,122
Payments on behalf of Parent	3,825
Reimbursements from Parent	(637)
Interest income from Parent	245

Balance at December 31, 2007	8,555

Payments on behalf of Parent	16,815
General and administrative expenses allocated to Parent	8,956
Reimbursements from Parent	(20,599)
Interest income from Parent	639
Foreign currency adjustment	(169)

Balance at December 31, 2008	$14,197

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

•

Short-term loan from Parent of $51,848 and $33,727 at December 31, 2007 and 2008, respectively, is primarily related to funding received from the Parent to finance the Company’s acquisition activities, reduced by overhead allocations to Parent. These amounts are unsecured, payable upon demand and bear no interest. The changes in the short-term loan from Parent for the years ended December 31, 2007 and 2008 are as follows:

Short-term loan from Parent
Balance at January 1, 2007	$2,502
Borrowings on loan from Parent	68,000
Payments on loan from Parent	(6,574)
General and administrative expenses allocated to Parent	(5,479)
Transfer of Catalyst SAP business to Parent	(7,499)
CDC Corporation shares and stock options issued as consideration for the acquisiton of subsidiaries	898

Balance at December 31, 2007	51,848
Borrowings on loan from Parent	129
Payments on loan from Parent	(15,725)
General and administrative expenses allocated to Parent	(3,423)
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	898

Balance at December 31, 2008	$33,727

As part of the acquisition of c360 in April 2006, 600,000 shares of class A ordinary shares of Parent, in twelve quarterly installments of 50,000 shares, each, have been issued to the sellers as certain milestone targets were achieved resulting in an increase in the Company’s short-term loan from Parent balance of $898 (200,000 shares per annum valued at $4.49 per share, the market price of Parent’s stock on the consummation date of the acquisition) in 2007 and 2008, each.

The Company had revenue from sales to franchise partner investees accounted for under the cost method in the amount of $530 and $1,276 for the years ended December 31, 2007 and 2008. These amounts are recorded on a net basis and included in Royalties from related parties in the combined statements of operations.

In December 2008 (Effective Date), CDC Corporation entered into an Executive Services Agreement (the Agreement) with Asia Pacific Online Limited (APOL), in which APOL agreed to provide certain Services of Peter Yip (the Executive) as the Chief Executive Officer and Vice-Chairman of CDC Corporation. The December 2008 Agreement amends and extends the previously executed Executive Services Agreement dated April 2006. Under the terms of the Agreement, Peter Yip will receive cash payments consisting of:

•

$1,000 one-time cash bonus upon execution of the Agreement and $1,700 stock compensation of which $220 was allocated to the Company and is included in general and administrative expenses on the combined statement of operations for the year ended December 31, 2008;

•	$1,175 in compensation for providing Services to CDC Corporation of which $362 will be allocated to the Company for the year ended December 31, 2009; and

•	$350 upon the effectiveness of a Registration Statement for a Qualified IPO of CDC Software on or before June 15, 2010.

Additionally, APOL was granted a one-time award on the Effective Date to purchase 900,000 Shares of CDC Corporation’s shares under the 1999 Stock Option Plan at an exercise price of $1.29 per share. These

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

options vest in equal quarterly installments over an eighteen month period from the Effective Date contingent upon the following events:

•

Listing at any time during this Agreement of the software related businesses of CDC Corporation on a recognized exchange outside Hong Kong and the People’s Republic of China and which listing is independent of the current listing of CDC Corporation; and

•	The completion of a pre-IPO investment of at least $25 million in CDC Corporation’s software related business by a major private equity, buyout, hedge fund or strategic investor.

10.	SHORT-TERM BANK LOANS

A subsidiary of the Company had a credit facility with a financial institution in which the subsidiary may borrow up to $6,300. This credit facility had an outstanding balance of $905 and $5,347 as of December 31, 2007 and 2008, respectively and the unused portion was $5,595 and $953 at December 31, 2007 and 2008, respectively. Accrued unpaid interest is payable monthly based upon the lower of LIBOR for the applicable interest rate period plus 2.20% per annum or 5% (3.28% at December 31, 2008). The credit facility is secured by the assets of the subsidiary. The Company is in compliance with all financial covenants associated with this credit facility.

11.	CONVERTIBLE NOTES OF PARENT

In November 2006, the Parent issued $168,000 in aggregate principal amount of unsecured 3.75% senior exchangeable convertible notes due 2011 (Notes) to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. While the final maturity date of the Notes is November 13, 2011, each holder of the Notes has the right, commencing on November 13, 2009 and continuing for a 15 business day period thereafter (Holder Redemption Right) to require the Parent to repurchase, on the 20th business day after November 13, 2009, all or any portion of an outstanding Note held by such holder, in cash, for an amount equal to the sum of (i) the principal of the Note, (ii) all accrued and unpaid interest and (iii) any additional amounts if a qualified IPO (defined as gross proceeds before underwriting discounts, commissions and fees, to the Parent and any of its selling shareholders are at least $100.0 million, provided that the total gross proceeds to all selling shareholders is not in excess of 30% of the total proceeds from the IPO) by either CDC Software International or another designated subsidiary of the Parent has not occurred prior to November 13, 2009. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retrospectively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the People’s Republic of China were to require the Parent to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the Note Purchase Agreement pursuant to which the holders originally acquired their Notes. If a qualified IPO has not occurred by the maturity of any Notes still outstanding in 2011, the interest rate on such Note will increase from 3.75% to 12.5% applied retrospectively to the principal of such Note as of the issue date.

Under the terms of the Notes, upon a qualifying IPO of either CDC Software International or another subsidiary of the Parent, the holders have the right to exchange such Notes into common shares of CDC Software International or common shares of another subsidiary of the Parent based on a predetermined exchange price when the IPO is consummated. The aggregate number of common shares that CDC Corporation is required to deliver to holders in connection with exchanges of the Notes is capped at a maximum of 33.33% of the number of common shares outstanding shares as of the time of the exchange. Upon the occurrence of the IPO and if the holders of the Notes decide to exchange the Notes into common shares of CDC Software International or another designated subsidiary of CDC Corporation, CDC

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Corporation has agreed to satisfy the exchange option by delivering common shares of the applicable entity that are held by CDC Corporation. The Notes are not and will not be exchangeable for ordinary shares of the Company.

As of December 31, 2008 and March 25, 2009, respectively, a subsidiary of the Parent that is not a subsidiary of the Company had purchased $3,500 and $85,000 in aggregate principal amount of Notes, which remain outstanding, leaving $164,500, and $83,000 in aggregate principal amount of Notes issued and outstanding as of December 31, 2008 and March 25, 2009, respectively, payable to note holders that are nonaffiliates of the Parent. On April 22, 2009, a subsidiary of the Parent that is not a subsidiary of the Company entered into definitive agreements to purchase an additional $36.8 million in principal amount of Notes. The transaction is subject to certain closing conditions and is expected to close no later than August 15, 2009.

Under the terms of the Notes, neither the Company nor any of its subsidiaries has pledged any of its or their assets or properties to secure the obligations of the Parent under the Notes, nor has the Company or its subsidiaries guaranteed the Parent’s performance of its obligations under the Notes. The Notes thus represent an obligation of the Parent and not an obligation of the Company or any of its subsidiaries. As a result, the Company does not believe that any payment or other default by the Parent under the Notes (or other definitive documents entered into at the issuance of the Notes), whether at maturity, upon exercise of the Holder Redemption Right, or otherwise, would have a material adverse effect on the business, financial position or results of operations of the Company or its subsidiaries.

12.	INCOME TAXES

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 40%.

Significant components of the provision for income taxes are as follows:

	Years ended December 31,
	2007	2008
Current tax expense (benefit) allocated to:
Continuing operations	$2,774	$3,171

Deferred tax expense (benefit) allocated to:
Subsequent realization of tax benefit from acquired companies	1,311	572
Others	5,414	1,134

Continuing operations	6,725	1,706

Total income tax expense	$9,499	$4,877

International
Current	$2,547	$2,552
Deferred	5,649	1,859

Total international	8,196	4,411
U.S.
Current	228	620
Deferred	1,075	(154)

Total U.S.	1,303	466

Total income tax expense	$9,499	$4,877

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Income before provision for income taxes consists of the following:

	Years ended December 31,
	2007	2008
International	$16,372	$476
U.S.	(71)	3,381

Income before income taxes	$16,301	$3,857

Deferred tax assets and liabilities consist of the following:

	Years ended December 31,
	2007	2008
Deferred tax liabilities:
Short-term
Other	$853	$351

Total short-term deferred tax liabilities	853	351

Long-term
Acquired intangible assets	16,752	13,291
Capitalized software	3,280	6,357
Indefinite lived assets	2,427	2,521
Other	2,945	3,291

Total long-term deferred tax liabilities	25,404	25,460

Total deferred tax liabilities	26,257	25,811

Deferred tax assets:
Short-term
Deferred revenue	3,435	3,386
Accruals and reserves	3,139	5,074
Other	628	962
Net operating loss carryforwards	-	4,100
Valuation allowance	(3,742)	(6,433)

Net short-term deferred tax assets	3,460	7,089

Long-term
Net operating loss carryforwards	60,180	44,872
Net capital loss carryforwards	5,347	1,016
Book and tax base differences on assets	2,243	2,254
Alternative minimum tax credit	66	818
Investment tax credit	2,761	1,993
Research and development	2,761	5,918
Other	5,759	5,432
Valuation allowance	(38,924)	(29,639)

Net long-term deferred tax assets	40,193	32,664

Total net deferred tax assets	43,653	39,753

Net deferred tax asset	$17,396	$13,942

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Years ended December 31,
	2007	2008
Income tax expense (benefit) computed at the respective statutory rates	$5,765	$1,788
Changes in tax rates	1,839	660
Tax holiday concession	103	(178)
Alternative minimum tax	-	45
Non-deductible items	467	1,249
Credits	(1,569)	-
Other	(88)	407
Accrual to return adjustments	613	382
Change in acquisition goodwill affecting provision for income taxes	243	-
Change in valuation allowance affecting provision for income taxes	2,126	524

Total income tax expense (benefit) from continuing operations	$9,499	$4,877

The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly no deferred income tax liability related to its foreign subsidiaries unremitted earnings has been included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $42,666 and $36,072 as of December 31, 2007 and 2008, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets increased by $1,615 in 2007, and decreased by $6,594 in 2008. The changes were a result of management’s determination that it was more likely than not that some of the deferred tax assets would be realized based on profitability of certain entities. Under SFAS 141(R), which is effective for 2009, any future changes to our conclusion on the recoverability of the Company’s deferred tax assets will result in an increase or decrease to income tax expense.

At December 31, 2007 and 2008, the Company had world-wide net operating loss carryforwards of approximately $196,447 and $172,224 respectively for income tax purposes, $115,276 and $92,961 of which will expire from 2008 to 2029 and $81,171 and $79,263 of which can be carried forward indefinitely. In the U.S., the Company had federal and state net operating loss carryovers at December 31, 2007 and 2008 of $60,349 and $53,661 respectively, of which $51,392 and $51,317 are subject to significant limitation provisions. The Company also had a U.S. net capital loss carryover of $10,279 which expired in 2008. The limitation provisions which are imposed by the U.S. Internal Revenue Service significantly restrict the Company’s ability to realize the benefits of these U.S. carryovers.

Effective January 1, 2007, the Company adopted FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 (Note 2). For the year ended December 31, 2007 and 2008, the company recognized an additional $243 and $324 respectively, of interest and penalties related to its unrecognized income tax benefits in its income tax provision. As of December 31, 2007 and 2008, the Company’s cumulative FIN 48 accrual includes $548 and $872 respectively, in interest and penalties.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table summarizes the changes to the gross amounts of unrecognized tax benefits:

	Years ended December 31,
	2007	2008
Balance at beginning of year	$7,406	$6,557
Increases related to prior year tax positions	890	22
Decreases related to prior year tax positions	(3,450)	(495)
Increases related to current year tax positions	1,560	1,080
Settlements	-	(395)
Foreign currency adjustment	151	15

Balance at end of year	$6,557	$6,784

These liabilities are primarily included as a component of long-term “Other liabilities” in the Company’s combined balance sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2008, $4,472 of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a material impact on its financial position or results of operations.

Nanjing CDC Network Technology Company Limited (Nanjing), a subsidiary of CDC Software Investments Limited, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Nanjing has obtained the status of “new high technology enterprise”, it is entitled to a reduced corporate income tax rate of 15% upon expiration of its tax holiday. Nanjing was granted a “tax holiday” for the exemption of PRC income tax for the first and second years of taxable profits and is entitled to a reduced corporate income tax rate of 12.5% for the third through fifth years of taxable profits. The 2008 fiscal year would be the first year of taxable profits. However Nanjing has sufficient accumulated losses to apply against these profits. Therefore the tax concession will not be utilized for the 2008 fiscal year.

Platinum Software Systems Company Limited (Platinum Shanghai) is governed by the PRC Income Tax Laws. Platinum Shanghai is registered within the Pudong District of Shanghai and is entitled to a reduced corporate income tax rate of 18% for 2008 fiscal year. The preferential rate will gradually increase to 25% through 2012 fiscal year. The tax concessions were $172 and $31 for the years ended December 31, 2007 and 2008, respectively, and the per share effects were approximately Nil and Nil for the year ended December 31, 2007 and 2008, respectively.

Pivotal Bangalore Software Development Private Limited (Pivotal India), a subsidiary of the Company established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2007 and 2008 and accordingly, no provision for Indian corporate income tax has been made for the years. The tax concessions were $356 and $135 for the years ended December 31, 2007 and 2008, respectively, and the per share effect was Nil and Nil for the years ended December 31, 2007 and 2008. The corporate income tax exemption is available until March 31, 2009. Management believes that Pivotal India will fulfill the necessary criteria for

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term liabilities approximate their fair values.

14.	CONCENTRATION OF RISKS

The Company is exposed to market risk from changes in foreign currency exchange rates and, to a lesser extent, interest rates, which could affect its future results of operations and financial condition. The Company manages the exposure to these risks through its operating and financing activities.

Foreign Currency Exchange Rate Risk

Most of the Company’s monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, British pounds, Hong Kong dollars, Swedish Krona, Chinese Renminbi, or RMB, and U.S. dollars. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on the Company’s financial results for the years ended December 31, 2007 and 2008 was not material.

The RMB is not freely convertible into foreign currencies. On January 1, 1994, the Chinese government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risks consist principally of accounts receivables, deposits, prepayments and other receivables, and amounts due from the Parent. The maximum amount of loss would be $72,270 and $62,061 for the years ended December 31, 2007 and 2008, respectively, if the counterparties for these instruments failed to perform.

The Company maintains cash and cash equivalents and restricted cash with various financial institutions in the countries in which it operates. The Company has in its policies to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments.

Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the Company’s customer base. The Company generally does not require collateral for accounts receivable.

Concentration of Business Risk

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 12.3% and 10.5% of the Company’s revenue for the years ended December 31, 2007 and 2008, respectively.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

15.	STOCK-BASED COMPENSATION PLANS

Employees of CDC Software participate or have participated in certain share-based compensation plans of CDC Corporation as follows:

CDC Software International Corporation (formerly CDC Software Corporation) (“CDC Software International”) 2007 Stock Incentive Plan (the 2007 Plan)

The 2007 Plan was approved by the Parent as sole shareholder of CDC Software International, in February 2007. The purpose of the 2007 Plan was to provide incentives that would assist CDC Software International in attracting and retaining key employees, and to encourage such employees to increase their efforts to promote the business of CDC Software International, Parent, and their respective affiliates and subsidiaries. During 2007, the compensation committee and board of directors of CDC Software International granted an aggregate of 1,533,264 options to purchase class A common shares (the Shares) of CDC Software International (the 2007 Options). The 2007 Options were to vest on the effective date of an initial public offering of the Shares. During 2008, CDC Software International provided each holder of outstanding 2007 Options with the option to cancel their 2007 Options and receive, in replacement, a certain amount of stock appreciation rights relating to common shares of the Parent. Substantially all of the 2007 Options were cancelled, and none were exercisable as of December 31, 2008. CDC Software International does not intend to use the 2007 Plan in future periods.

CDC Software 2009 Stock Incentive Plan

In March 2009, the Company adopted the 2009 Stock Incentive Plan (the 2009 Plan). The 2009 Plan is intended to make available incentives that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote our business and the business of our subsidiaries. Under such equity incentive plan, the Company may issue options to purchase up to 3,750,000 class A ordinary shares. The Company has not issued any options to purchase class A ordinary shares under the 2009 Plan. The Company does not intend to issue any awards under the 2009 Plan prior to the Separation.

CDC Corporation 2005 Stock Incentive Plan

On November 4, 2005, the shareholders of CDC Corporation approved the 2005 Stock Incentive Plan (the 2005 Plan). The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options that will assist CDC Corporation to attract and retain key employees and to encourage them to increase their efforts to promote the business of CDC Corporation and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. During 2007, options for the purchase of an additional 10 million class A common shares of CDC Corporation (Shares) were approved by the shareholders of CDC Corporation, which increased the options available for grants for the purchase of Shares to 30 million.

Subject to adjustments under certain conditions, the maximum aggregate number of Shares which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under CDC Corporation 2005 Stock Option Plan (the 2005 Plan). As of December 31, 2008, of the 30 million Shares reserved for grant under the 2005 Plan, 8,220,580 Shares remain available for future grant by CDC Corporation, and there are 15,058,991 total Shares to be issued upon the exercise of outstanding options under the 2005 Plan, of which 2,531,007 Shares relate to employees of the Company. The 2005 Plan is administered by a committee of the board of directors of CDC Corporation, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

CDC Corporation 1999 Stock Option Plan

CDC Corporation’s 1999 Plan, was replaced by the 2005 Plan. Under the 1999 Plan, CDC Corporation directors, executive officers and employees were eligible to receive options of CDC Corporation. Pursuant to the 1999 Plan, as amended, options could be granted to directors, executive officers, employees and consultants of CDC Corporation and its subsidiaries. Upon adoption of the 1999 Plan, 12 million Shares were reserved for issuance to employees of, and consultants and advisors to CDC Corporation and its subsidiaries. During 2000, options for the purchase of an additional 8 million Shares were made available, which increased the options available for grants for the purchase of Shares to 20 million. Options granted under the 1999 Plan vested ratably over a period of 1 to 4 years, and have terms of 10 years.

The following table summarizes information concerning outstanding options and stock appreciation rights, as it is related to grants made by CDC Corporation to the Company’s employees, at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$0.43-$0.95	87,150	8.59	$0.72	$37.74
$1.06-$1.98	58,048	8.48	$1.79	$-
$2.05-$2.99	985,704	9.38	$2.56	$-
$3.02-$3.80	604,155	6.80	$3.26	$-
$3.95-$5.00	455,554	5.61	$4.33	$-
$5.06-$9.94	320,900	6.69	$6.34	$-
$10.66-$19.19	12,956	1.31	$14.91	$-
$21.62-$29.92	1,300	1.33	$29.63	$-
$32.13-$48.41	5,240	1.25	$32.13	$-

December 31, 2008 outstanding	2,531,007			$37.74

The following table summarizes information concerning exercisable options and stock appreciation rights, as it is related to grants made by CDC Corporation to the Company’s employees, at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$0.43-$0.95	27,150	5.64	$0.45	$19.14
$1.06-$1.98	17,721	5.65	$1.63	$-
$2.05-$2.99	162,203	8.15	$2.61	$-
$3.02-$3.80	551,574	6.79	$3.26	$-
$3.95-$5.00	430,554	5.61	$4.33	$-
$5.06-$9.94	275,175	6.47	$6.36	$-
$10.66-$19.19	12,956	1.31	$14.91	$-
$21.62-$29.92	1,300	1.33	$29.63	$-
$32.13-$48.41	5,240	1.25	$32.13	$-

December 31, 2008 exercisable	1,483,873			$19.14

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table summarizes information concerning options and stock appreciation rights expected to vest, as it is related to grants made by CDC Corporation to the Company’s employees, at December 31, 2008:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value
$0.43-$0.95	36,000	9.92	$0.84	$11.16
$1.06-$1.98	24,235	9.71	$1.86	$-
$2.05-$2.99	494,101	9.62	$2.55	$-
$3.02-$3.80	37,858	6.85	$3.25	$-
$3.95-$5.00	18,000	5.65	$4.35	$-
$5.06-$9.94	59,003	8.38	$6.29	$-

December 31, 2008 expected to vest	669,197			$11.16

A summary of CDC Corporation stock option and stock appreciation rights activities and related information for the years ended December 31, 2007 and 2008, as it pertains to grants made to the Company’s employees, is as follows:

	2007
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	3,208,778	$4.65
Granted	204,000	$7.34
Forfeited	(332,060)	$6.89
Exercised	(790,914)	$3.81

Outstanding at the end of the year	2,289,804	$4.51

Exercisable at the end of the year	1,502,288

Weighted-average grant-date fair value of options granted during the year	$4.09

Intrinsic value of options exercised during the year	$3,931

	2008
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	2,289,804	$4.51
Granted	1,021,217	$2.43
Forfeited	(758,845)	$4.94
Exercised	(21,169)	$2.62

Outstanding at the end of the year	2,531,007	$3.58

Exercisable at the end of the year	1,469,288

Weighted-average grant-date fair value of options granted during the year	$1.23

Intrinsic value of options exercised during the year	$26

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Included in the number of options are 1,258,007 and 1,592,069 stock appreciation rights outstanding at December 31, 2007 and 2008, respectively. CDC Corporation accounts for stock appreciation rights in accordance with SFAS 123(R). Stock appreciation rights are settled in Shares and have similar characteristics as stock options. CDC Corporation issued 204,000 and 1,021,217 stock appreciation rights in 2007 and 2008, respectively to employees of the Company.

Compensation expense charged to operations during the years ended December 31, 2007 and 2008 relating to stock options and stock appreciation rights was $1,251 and $308, respectively. As of December 31, 2008, the Company had unrecognized compensation expense of $632 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 2 years.

The fair value of options that vested during the years ended December 31, 2007 and 2008 was not significantly different than the amount of stock compensation expense that was charged to operations during the years ended December 31, 2007 and 2008 under SFAS 123(R) as disclosed within Note 2. Net cash proceeds received by CDC Corporation from the exercise of stock options held by employees of the Company during the years ended December 31, 2007 and 2008 were $2,935 and $55, respectively.

2004 Employee Share Purchase Plan

During 2004, CDC Corporation established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Shares for each plan period. The maximum number of Shares issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. CDC Corporation accounts for the employee share purchase plan under SFAS 123(R) and compensation expense charged to operations for the years ending December 31, 2007 and December 31, 2008 relating to the employee share purchase plan was $444 and $308, respectively.

16.	EMPLOYEE BENEFIT PLANS

IMI Benefit Plan

IMI, a subsidiary of the Company acquired in 2003, provides retirement benefits for substantially all employees in the U.S. and in foreign locations. In the U.S., the United Kingdom and the Netherlands, IMI sponsors defined contribution plans. In addition, IMI’s Swedish subsidiary (IMAB) has a supplemental defined contribution plan for certain key management employees. Contributions by IMI relating to its defined contribution plans for the years ended December 31, 2007 and 2008 amounted to $2,280 and $2,522, respectively.

Defined Contributions Retirement Plans

The Company has various defined contribution retirement plans at its subsidiaries. Contributions to the defined contribution retirement plans are primarily based on the age and compensation of covered employees. These contributions, all of which were charged to expense, totaled $948 and $1,044 in 2007 and 2008, respectively.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

17.	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the components of restructuring and other charges recorded in the combined statements of operations:

	Years ended December 31,
	2007	2008
Restructuring charges, net of adjustments to income	$540	$4,365
Legal settlements	1,370	647

Total restructuring and other charges, net	$1,910	$5,012

For the year ended December 31, 2007, the Company incurred and charged to expense $3,604 in restructuring costs, principally at the Company’s subsidiaries IMI and Pivotal. At IMI, restructuring costs were $2,130, comprised of $2,096 related to employee termination costs and $34 for closure of offices. At Pivotal, restructuring costs were $856, comprised of $306 related to employee termination costs and $550 related to legal fees. At Pivotal, the restructuring liability was reduced during 2007 by $3,064 due principally to a change in estimate relating to a lease termination. During 2007, in connection with the Company’s acquisition of Saratoga and Catalyst the restructuring liability was increased by $1,730 and $704, respectively, due to lease facility closure costs and workforce reduction costs.

For the year ended December 31, 2008, the Company incurred and charged to expense $4,365 in restructuring costs, principally at the Company’s software corporate level and the subsidiaries Ross and Pivotal. At Pivotal, restructuring costs were $1,698, comprised of $1,653 related to employee termination costs and $45 related to adjustment of estimates related to a lease termination and other exit costs. At Ross, the restructuring costs of $1,065 were entirely related to employee termination expenses.

At December 31, 2007 and 2008 the Company had a total of $3,289 and $2,213 respectively, in accruals relating to business restructuring activities.

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2007, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at December 31, 2006	$235	$5,608	$167	$6,010
Expensed in 2007	3,020	34	550	3,604
Adjustments related to acquired subsidiaries	1,141	1,293	-	2,434
Adjustments to income	(164)	(2,933)	33	(3,064)
Amounts paid	(3,422)	(2,273)	-	(5,695)

Balance at December 31, 2007	$810	$1,729	$750	$3,289

Current	$810	$1,247	$750	$2,807
Non-current	-	482	-	482

	$810	$1,729	$750	$3,289

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The changes in the accrued liability balance associated with the exiting costs for the year ended December 31, 2008, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at January 1, 2008	$810	$1,729	$750	$3,289
Expensed in 2008	4,266	67	217	4,550
Adjustments related to acquired subsidiaries	-	(70)	-	(70)
Adjustments to income	(13)	(172)	-	(185)
Amounts paid	(4,067)	(1,087)	(217)	(5,371)

Balance at December 31, 2008	$996	$467	$750	$2,213

Current	$996	$228	$750	$1,974
Non-current		239	-	239

	$996	$467	$750	$2,213

18.	CONTINGENCIES AND COMMITMENTS

Contingencies

The Company, including its affiliates and subsidiaries, is currently and from time to time may become, subject to claims arising in the ordinary course of business. Except as described below, the Company is not currently subject to any such claims that it believes could reasonably be expected to have a material and adverse effect on its business, results of operations and financial condition.

Marjorie Fudali. In June 2003, Marjorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation (“Pivotal”), alleging that she was owed commission in the amount of $400 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,300. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1,900 and $1,800. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1,200. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal was required to post a bond in the amount of $1.2 million with respect to this matter. The Court’s decision did not include Pivotal’s remaining two challenges and the Company expects them to be resolved in its favor. As a result, the Company accrued $750 representing the Company’s best estimate of the potential loss at December 31, 2007 and 2008, respectively.

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross’s motion, but instead filed an amended complaint in October 2007. In November 2007, Ross filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $200. Ross filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008. In September 2008, the Court denied Ross’s motion to dismiss. Later in September 2008, Ross filed its answer and counterclaim to Pure’s Second Amended Complaint. Ross counterclaims includes causes of actions for breach of contract and quantum merit (unjust enrichment). In December 2008, the Court ordered the parties to appear for an Early Neutral Evaluation Conference (“ENE”), which did not lead to an agreement. Following the ENE, the Court ordered the parties to exchange Rule 26 disclosures in January 2009 and to schedule a settlement conference. The settlement conference was held in February 2009, and no agreement was reached. The parties have developed a joint discovery plan and negotiations with respect to this matter are ongoing. The Company cannot predict when the final resolution of this matter will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

Vertical Computer Systems, Inc. / NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross’s HR/Payroll division to NOW Solutions. The action sought $5,000 in damages. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross filed a summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, Ross filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $800 installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross raising the same contractual issues asserted in the Vertical v. Ross action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15,000 in damages. In December 2004, Ross filed a motion to dismiss certain of the counterclaims, which the Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5,000. In May 2006, Ross filed a motion for partial summary judgment that was granted in part.

A jury trial of both the Vertical v. Ross and Ross v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross. In September 2007, the Court entered a final judgment against Ross in the amount of $1,300 in damages, $900 in attorney’s fees and costs, and $900 in pre-judgment interest, for a total judgment against Ross of $3,200. In November 2007, Ross commenced its appeal from the Court’s trial rulings. On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross was $3,200 plus $350 in post

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

judgment interest. In March 2009, Ross filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In April 2009, Vertical filed an opposition to Ross’s motion. This motion remains pending before the Court.

In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3.15 million previously deposited by Ross into escrow with the Court pending appeal.

In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross, although Ross has yet to be served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4,100 in damages. The Company believes that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above. Moreover, this case has been dormant since NOW filed the complaint and it appears that NOW may have abandoned the matter. Should this matter become active, the Company intends to vigorously defend the same. The Company accrued $3,211 and $3,511 at December 31, 2007 and 2008, respectively

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of the Company, filed a claim in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action relating to the sale and implementation of a Ross ERP system. The claim filed by Sunshine Mills, Inc. did not specify the amount of damages. Discovery has commenced and a jury trial was scheduled for May 2009. In March 2009, the Court granted the Company’s motion to continue and the trial date is pending. The Company intends to vigorously defend such action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, the Company and a subsidiary of the Company, Grupo CDC Software Iberica, SL (Ross Systems Iberica) received a letter from A. Menarini Industrie Farmaceutiche Riunite (A. Menarini), a company which licensed Ross’s iRennaissance product (Iren) under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of approximately $14,000, and asserted claims therefore. In February 2009, the Company responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, the company and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009, at which time the judge took the matter under advisement. A hearing on the request for appointment of a special master was held in April 2009, at which time the judge took the matter under advisement and is expected to issue a ruling on or about May 27, 2009. Management is currently evaluating this matter and no estimate of potential loss, if any, is available at this time. Furthermore, the Company intends to continue to vigorously dispute this matter.

The export and re-export of certain products to and the provision of services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. The Company recently discovered potential violations of the U.S. export control laws and regulations and determined the need to strengthen controls and procedures relating to compliance with those laws and regulations. Based on that determination, the Company filed with the Bureau of Industry and Security of the U.S. Commerce Department an initial voluntary self-disclosure. As required by the EAR, the

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Company is investigating this matter thoroughly. In addition, additional steps have been taken to mitigate the impact of potential violations and to strengthen the export-related controls and procedures. The Company is in the process of implementing additional policies and procedures and do not believe any such potential violations will result in material governmental sanctions. However, the Company cannot provide assurance that the U.S. Department of Commerce will not bring charges against us with respect to any violations ultimately found to have occurred or that any such charges will not result in the imposition of sanctions or penalties having a material adverse impact on our business, financial condition or results of operations. The Company accrued an immaterial amount at December 31, 2008 related to potential penalties.

Commitments

As of December 31, 2008, the Company had future minimum lease payments under non-cancelable operating leases due as follows:

Year ended December 31,
2009	$8,894
2010	7,713
2011	5,824
2012	4,226
2013	670
Thereafter	653

$27,980

The Company recorded rental expense of $11,727 and $12,920 and sublease income of $3,013 and $3,536 for the years ended December 31, 2007 and 2008, respectively. As of December 31, 2008, the Company had future minimum rentals to be received under subleases of $14,093.

19.	SUBSEQUENT EVENTS

On February 9, 2009, the Company signed a letter of intent to acquire WKD Solutions Ltd, a leading provider of supply chain event management and business activity monitoring (BAM) solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements, for GBP 1.0 million (approximately $1,478 using the exchange rate applicable on February 9, 2009). Privately-held WKD Solutions, based in Surrey, U.K., markets its products under the Categoric Software brand. This acquisition is subject to several standard closing conditions including the receipt of approval from the Board of Directors of CDC Software and the satisfactory completion of due diligence by CDC Software. This acquisition will not have a material impact on the combined results of operations and financial position of the Company.

In March 2009, CDC Software Corporation was incorporated in the Cayman Islands as a wholly owned subsidiary of CDC Corporation. In     2009, CDC Corporation transferred certain assets, liabilities, operations and activities, as well as certain employees within its Software segment to the Company so as to consolidate all of its operations under CDC Software. Collectively, these capital contributions are referred to as the Separation.

In April 2009, CDC Software Corporation issued 30,000,000 ordinary shares to CDC Software International.

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

On May 1, 2009, the Company filed a registration statement with the SEC for offering 4,000,000 class A ordinary shares. The ordinary shares of the Company, currently held by CDC Software International Corporation, our direct parent company, will be re-designated to be our class B ordinary shares, each having ten votes per share, following the adoption of our amended and restated memorandum and articles of association by our shareholders, which will occur immediately before closing of the offering. On             , the Company authorized and implemented a recapitalization effected through a repurchase and retirement of shares at par value in order to reduce the number of the Company’s issued, outstanding, and authorized common shares from 30.000,000 to 25,000,000, to occur simultaneously with the re-designation of the Company’s existing common shares into class B common shares and authorization of the Company’s class A common shares. All share prices, share numbers and per share amounts in the accompanying combined financial statements as of and for the period ending December 31, 2008 are presented after giving effect to the recapitalization, unless otherwise noted. In accordance with Article 11 of Regulation S-X, the effects of the re-designation of shares and the contribution of the short-term loan from parent to invested equity have been reflected as pro forma in the accompanying “pro forma” combined balance sheet. Upon completion of the offering, CDC Corporation, our ultimate parent company, will own our class B ordinary shares via its 100% ownership of CDC Software International Corporation. Upon the consummation of the offering the then outstanding gross short-term loans from Parent ($33,727 as of December 31, 2008) will be contributed to the additional paid in capital and the then outstanding gross short-term receivables from Parent ($14,197 as of December 31, 2008) will either be cash settled in the normal course of business or netted against future payable balance in accordance with the Company’s netting policy which will continue to be followed.

On May 14, 2009, the Company signed a letter of intent to acquire Informance International, a provider of enterprise manufacturing intelligence (EMI) solutions, in exchange for unregistered ordinary shares of the Company worth $3.2 million. Informance delivers solutions that includes a software as a service (SaaS) offering to help clients accelerate operational performance initiatives, drive operating strategies and capture actionable insight. The acquisition is subject to several customary closing conditions, including the execution of definitive documentation related to the acquisition, the receipt of all requisite approvals and consents, and the satisfactory completion of due diligence by the Company.

In July 2009, the Company announced its plans to form a joint venture with Softrax Corporation, a provider of billing and revenue management solutions that would expand our compliance solution offerings. The joint venture plans to leverage the Company’s global customer support and product engineering resources in India and China, and Softrax’s deep domain and product expertise. Formation of the joint venture between CDC Software and Softrax remains subject to, among other things, satisfactory completion of due diligence, negotiation of definitive transactional agreements, customary closing conditions, receipt of internal approvals and legal considerations.

On             2009, the Company entered into a Services Agreement pursuant to which the Company and CDC Corporation will be obligated to provide each other certain general and administrative services at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. CDC Corporation will have the right to terminate the Services Agreement at any time it ceases to own at least 50% of the total voting power of the Company’s ordinary shares upon six months prior notice. In addition, the Company intends to continue to pursue cross-selling and other sales and marketing-related initiatives between the Company and CDC Corporation’s Global Services Group.

On             2009, the Company entered into a Trademark License Agreement pursuant to which each of the Company and CDC Corporation licensed the use of various trademarks of the other party. Under this agreement, the Company will license the “CDC” name and logo, on a non-exclusive basis and CDC Corporation will license from the Company and its subsidiaries, certain of the Company and its subsidiaries’

CDC Software

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

trademarks, including, “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-excusive basis. No royalty will be payable by either party until the earlier of five years or CDC Corporation ceases to own at least 50% of the total voting power of the Company’s ordinary shares, upon which each party shall pay the other an annual royalty of $10 during the term of the Trademark License Agreement. Each party will have the right to terminate the agreement at any time it if CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares, upon six months prior notice.

CDC Software

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(Amounts in thousands of U.S. dollars, except share and per share data)

	December 31,	March 31,	Pro Forma(1) March 31,
	2008	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	$27,341	$17,446	$17,446
Restricted cash	3,677	3,664	3,664
Accounts receivable (net of allowance of $4,644 and $4,109 at December 31, 2008 and March 31, 2009, respectively)	53,014	49,973	49,973
Receivable from Parent	-	747	15,388
Other current assets	14,422	14,748	14,748

Total current assets	98,454	86,578	101,219
Property and equipment, net	5,711	5,217	5,217
Goodwill	135,987	135,299	135,299
Intangible assets	72,907	68,513	68,513
Deferred tax assets	32,664	32,537	32,537
Other assets	2,558	2,710	2,710

Total assets	$348,281	$330,854	$345,495

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Purchase consideration payables	$355	$147	$147
Income tax payable	2,259	3,744	3,744
Short-term loan from Parent	19,530	-	-
Restructuring accruals, current portion	1,974	1,498	1,498
Deferred revenue	54,507	53,391	53,391
Other current liabilities	40,234	39,450	39,450

Total current liabilities	118,859	98,230	98,230
Deferred tax liabilities	25,460	25,433	25,433
Restructuring accruals, net of current portion	239	32	32
Other liabilities	8,599	8,475	8,475

Total liabilities	153,157	132,170	132,170
Contingencies and commitments
Shareholders’ equity:
Class A ordinary shares, $0.001 per value; 50,000 shares authorized; 800,000 shares issued and outstanding			1
Class B ordinary shares, $0.001 per value; 27,000 shares authorized; 24,200,000 shares issued and outstanding			24
Additional paid in capital			218,605
Equity investment	203,817	203,989	—
Accumulated deficit	(5,430)	(1,382)	(1,382)
Accumulated other comprehensive loss	(3,580)	(4,166)	(4,166)

Total shareholders’ equity	194,807	198,441	213,082
Noncontrolling interest	317	243	243

Total equity	195,124	198,684	213,325

Total liabilities and equity	$348,281	$330,854	$345,495

(1)	The pro forma information reflects re-designation of the Company’s existing common shares into 800,000 class A shares and 24,200,000 class B common shares and contribution of the outstanding gross short-term loan from Parent of $14,641 as of March 31, 2009 to additional paid in capital.

The accompanying notes are an integral part of these combined financial statements.

CDC Software

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2008	2009
REVENUE:
Licenses	$10,144	$6,887
Maintenance	25,535	24,112
Professional services	22,393	18,680
Hardware	857	345
Royalties from related parties	297	329

Total revenue	59,226	50,353

COST OF REVENUE:
Licenses	4,555	4,578
Maintenance	3,958	3,542
Professional services	18,786	15,818
Hardware	717	239

Total cost of revenue	28,016	24,177

Gross profit	31,210	26,176

OPERATING EXPENSES:
Sales and marketing expenses	15,616	7,653
Research and development expenses	6,034	4,531
General and administrative expenses	10,418	9,077
General and administrative expenses allocated to Parent	(3,075)	(2,861)
Exchange (gain) loss on deferred tax assets	506	228
Amortization expenses	1,607	1,259
Restructuring and other charges	101	431

Total operating expenses	31,207	20,318

Operating income	3	5,858
Other income, net	196	144

Income before income taxes	199	6,002
Income tax expense	(242)	(2,003)

Net income (loss)	(43)	3,999
Net loss attributable to noncontrolling interest	7	49

Net income (loss) attributable to controlling interest	$(36)	$4,048

Unaudited pro forma information:
Net income attributable to controlling interest per class A ordinary share - basic and diluted		$0.16

Net income attributable to controlling interest per class B ordinary share - basic and diluted		$0.16

Weighted average shares of class A outstanding - basic and diluted		800,000

Weighted average shares of class B outstanding - basic and diluted		24,200,000

The accompanying notes are an integral part of these combined financial statements.

CDC Software

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2008	2009
OPERATING ACTIVITIES:
Net income (loss)	$(43)	$3,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,114	823
Amortization expense	4,865	5,151
Provision for bad debt	(40)	236
Stock compensation expenses	344	181
Deferred income tax provision	118	-
Exchange (gain) loss on deferred tax assets	506	228
Accrued interest income from Parent	(160)	(72)
Interest income received on restricted cash	-	(28)
Changes in operating assets and liabilities:
Accounts receivable	6,314	2,135
Deposits, prepayments and other receivables	1,152	(440)
Other assets	(799)	(125)
Accounts payable	(905)	400
Income tax payable	(439)	1,487
Accrued liabilities	(4,086)	(1,125)
Deferred revenue	4,541	(573)
Other liabilities	3,312	258

Net cash provided by operating activities	15,794	12,535

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(39)	-
Purchases of property and equipment	(400)	(398)
Capitalized software	(2,899)	(892)
Investment in cost method investees	(190)	(38)

Net cash used in investing activities	(3,528)	(1,328)

FINANCING ACTIVITIES:
Borrowings on loan from Parent	-	162
Payments on loan from Parent	(8,847)	(20,710)
Short-term borrowings	(736)	(188)
Payments for capital lease obligations	-	(85)

Net cash used by financing activities	(9,583)	(20,821)

Effect of exchange differences on cash	1,018	(281)

Net increase (decrease) in cash and cash equivalents	3,701	(9,895)
Cash and cash equivalents at beginning of period	23,657	27,341

Cash and cash equivalents at end of period	$27,358	$17,446

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Income taxes, net of refunds	$879	$585
Interest	$72	$92
Non-cash transactions
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	$225	$225

The accompanying notes are an integral part of these combined financial statements.

CDC Software

UNAUDITED CONDENSED COMBINED STATEMENTS OF INVESTED EQUITY

(Amounts in thousands of U.S. dollars, except share data)

	Equity investment	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total equity	Comprehensive income (loss)
Balance at December 31, 2007	$202,269	$(4,536)	$9,987	$20	$207,740
Foreign currency translation adjustments	-	-	3,375	1	3,376	$3,376
Stock compensation expense	344	-	-	-	344	-
Noncontrolling interest of acquired companies	-	-	-	427	427	-
Net income for the period	-	(36)	-	(7)	(43)	(43)

Comprehensive income	-	-	-	-	-	$3,333

Balance at March 31, 2008	$202,613	$(4,572)	$13,362	$441	$211,844

Balance at December 31, 2008	$203,817	$(5,430)	$(3,580)	$317	$195,124
Foreign currency translation adjustments	(9)	-	(586)	(25)	(620)	$(620)
Stock compensation expense	181	-	-	-	181	-
Net income for the period	-	4,048	-	(49)	3,999	3,999

Comprehensive income	-	-	-	-	-	$3,379

Balance at March 31, 2009	$203,989	$(1,382)	$(4,166)	$243	$198,684

The accompanying notes are an integral part of these combined financial statements.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

1.	BASIS OF PRESENTATION AND ACCOUNTING PRONOUCEMENTS

(a) Basis of Presentation

These are the unaudited condensed combined financial statements of the Software segment of CDC Corporation (CDC Software or the Company). The Company is a leading global provider of a broad suite of scalable enterprise software applications to customers in select industries. The Company’s software applications enable its customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

The Company’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization; and

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes.

In March 2009, CDC Software Corporation was incorporated in the Cayman Islands as a wholly owned subsidiary of CDC Corporation.

In the opinion of management, the interim unaudited condensed combined financial statements of CDC Software (the Company), included herein, have been prepared on a basis consistent with the December 31, 2008 audited combined financial statements, and include all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein. These interim unaudited condensed combined financial statements should be read in conjunction with the audited combined financial statements and notes hereto in CDC Software’s Form F-1 for the year ended December 31, 2008. The Company’s results of operations for the three months ended March 31, 2008 and 2009 are not necessarily indicative of future operating results.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The accompanying unaudited condensed combined financial statements of CDC Software have been prepared in accordance with U.S. GAAP and Article 10 of Regulation S-X applicable to interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements.

The pro forma information included in the unaudited condensed combined financial statements reflects the re-designation of the Company’s existing common shares into 800,000 class A shares and 24,200,000 class B common shares and contribution of the outstanding gross short-term loan from Parent of $14,641 as of March 31, 2009 to additional paid in capital. All share prices, share numbers and per share amounts in the unaudited condensed combined financial statements as of and for the period ending March 31, 2009 are presented after giving effect to the recapitalization, unless otherwise noted.

The unaudited condensed combined financial statements reflect allocations between the Company and CDC Corporation (the Parent) of certain costs incurred by either the Company or CDC Corporation on behalf of

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

the other party. CDC Corporation has incurred certain corporate costs on behalf of the Company, such as board of directors insurance. A subsidiary of the Company operates a shared service center which performs all back office accounting and finance support functions such as billing, collections, payroll processing, accounts payable processing and vendor maintenance, cash management, accounting, consolidations and financial closing and reporting for CDC Corporation and all of its commonly-controlled entities. Expenses incurred by the shared service center to perform these functions are allocated to entities under common control of CDC Corporation based on headcount. The Company allocated costs of $3,075 and $2,862 to CDC Corporation for the three months ended March 31, 2008 and 2009, respectively. In the opinion of management, such allocation is reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had CDC Software been operating as a separate company.

(b) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life should not be amortized, but instead tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.

The Company’s intangible assets represent trademarks, trade names, software applications and programs, customer base and contracts. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or in the ratio of expected cash flows for each period as a proportion of total expected cash flows over the life of the asset.

The estimated useful lives of these intangible assets are as follows:

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
Software applications and programs	3 to 7 years
Customer base and contracts	1 to 10 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates goodwill and indefinite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. These events or changes can include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more-likely-than-not expectation that a significant portion of the business will be sold or otherwise discontinued. The Company tests goodwill and indefinite-lived intangible assets for impairment, utilizing a combination of the expected discounted future cash flows and the comparable market multiple valuation techniques. Goodwill and indefinite-lived intangible assets are tested for impairment based on one reporting unit: Software. The Company performed its annual test for impairment of goodwill and indefinite lived intangible assets at year-end as required by SFAS 142 and determined that there was no impairment for the year ended December 31, 2008.

(c) Income Taxes

Income taxes are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes (SFAS 109). Income tax expense is computed on a separate return method and is based on

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are more likely than not to be realized.

As of December 31, 2008 and March 31, 2009, the Company has recognized a liability for unrecognized income tax benefits of $7,809 and $8,065, respectively. Of this amount, $872 and $928 relates to accrued interest and penalties as of December 31, 2008 and March 31, 2009, respectively. For the three months ended March 31, 2008 and 2009, the unaudited condensed combined statement of operations includes a net expense of $31 and $256, respectively, related to unrecognized income tax benefits. Included in this is $55 related to accrued interest at March 31, 2009.

If the Company’s liability for unrecognized income tax benefits were recognized in full, $4,728 would affect its effective tax rate.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a significant impact on its financial position or results of operations.

The following table describes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdictions	Open Years
United States (federal and state)	1995 - 2009
Non-United States	1999 - 2009

(d) Share-based Compensation Expenses

During 2008 and in prior years, certain employees of the Company have been granted CDC Corporation share options under CDC Corporation’s share incentive plans.

Equity-based compensation expense recognized under SFAS No. 123(R), Share Based Payment (SFAS 123(R)) in the combined statements of operations for the three months ended March 31, 2008 and 2009 was $344 and $181, respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Under SFAS 123(R), the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Parent’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant.

For the three months ended March 31, 2008, the Company did not grant any options. The fair value for each option granted during the three months ended March 31, 2009 was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

Three months ended March 31, 2009

Range of U.S. risk-free interest rates	1.87% to 1.93%
Weighted expected life of options	5 years
Volatility	64%
Dividend yield	Nil

(e) Pro Forma Net Income (Loss) Per Common Share

The Company computes earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share (SFAS 128). Under the provisions of SFAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

ordinary shares outstanding during the year. The Company applies the two class stock method in accordance with EITF03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. Earnings per share are the same for class A and class B ordinary shares because of equal participation rights in undistributed earnings. Diluted earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year, adjusted for any impact to net income or loss by dilutive common equivalent shares, by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental ordinary shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive. As of December 31, 2008 and March 31, 2009, the Company had no dilutive instruments.

		Three months ended March 31, 2009
		Class A Shares	Class B Shares
Numerator:
Net income attributable to controlling interest as reported		$4,048	$4,048
Earnings ratio (1)		3.2%	96.8%

Allocated net income attributable to controlling interest		$130	$3,918

	Common Shares
Denominator:
Shares issued in April 2009	30,000,000	-	-
Pro forma adjustment to reflect the recapitalization effected through a repurchase and retirement of shares at par value (2)	(5,000,000)	-	-
Pro forma adjustment to reflect the re-designation of common shares to class B shares and class A shares (2)	(25,000,000)	800,000	24,200,000

Pro forma shares to be used in basic and diluted pro forma net income attributable to controlling interest as reported per ordinary share (unaudited)	-	800,000	24,200,000

Pro forma basic and diluted net income attributable to controlling interest per ordinary share (unaudited)		$0.16	$0.16

(1)	Calculated as the percentage of outstanding shares by respective class divided by the total class A and class B shares outstanding.

(2)	Prior to closing, the Company’s sole shareholder, CDC Software International, intends to approve, and the Company’s Board of Directors intends to authorize and implement a recapitalization effected through a repurchase and retirement of shares at par value in order to reduce the number of the Company’s issued, outstanding, and authorized common shares outstanding shares from 30,000,000 to 25,000,000 to occur simultaneously with the re-designation of the Company’s existing common shares into 800,000 class A shares and 24,200,000 class B common shares. All share prices, share numbers and per share amounts in the accompanying combined financial statements as of and for the period ending March 31, 2009 are presented after giving effect to the recapitalization, unless otherwise noted.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(f) Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) and SFAS No. 112, Employers’ Accounting for Postemployment Benefits (SFAS 112). In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other costs associated with the consolidation or closing of facilities. SFAS 112 prescribes the accounting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

(g) Comprehensive Income

Comprehensive income includes net earnings or loss as well as any additional other comprehensive income items. The Company’s only other comprehensive income item consists of foreign currency translation adjustments. Comprehensive income for the three months ended March 31, 2008 and 2009 was $3,333 and $3,379, respectively. Comprehensive income attributable to controlling interest for the three months ended March 31, 2008 and 2009 was $3,339 and $3,453, respectively. Comprehensive loss attributable to noncontrolling interest for the three months ended March 31, 2008 and 2009 was $6 and $74, respectively.

(h) Information about Geographic Areas

The Company’s information about geographic areas is as follows:

Revenue is attributed to countries based on the location of customers.

	Three months ended March 31,
	2008	2009
Revenue from external customers:
North America	$31,558	$25,291
Latin America	163	196
Europe, Middle East, Africa	25,064	20,217
Asia Pacific	2,441	4,649

Total combined revenue	$59,226	$50,353

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The Company’s long-lived assets include property and equipment, net and intangible assets, net.

	December 31,	March 31,
	2008	2009
Long-lived assets:
North America	$64,240	$59,941
Latin America	-	-
Europe, Middle East, Africa	13,363	12,628
Asia Pacific	1,015	1,161

Total combined long-lived assets	$78,618	$73,730

(i) Recent Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company did not elect early adoption of this FSP and does not expect the adoption to have a material impact the Company’s unaudited condensed combined financial position, cash flows or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) 28-1, Interim Disclosures about Fair Value of Financial Instruments. The FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company did not elect early adoption of this FSP and does not expect the adoption to have a material impact the Company’s unaudited condensed combined financial position, cash flows or results of operations.

In April 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, Accounting for Contingencies and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss. The FASB also removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). This FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. Effective January 1, 2009, the adoption of this FSP did not have an impact upon the Company’s unaudited condensed combined financial position, cash flows or results of operations, but will have an impact on our accounting for any future business combinations and the impact will depend on the nature and significance of the business combination subject to this statement.

In January 2009, FASB issued FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. This FSP amends the impairment guidance in EITF Issue No. 99-20, Recognition of

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment (OTTI) has occurred. The FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. Effective January 1, 2009, the adoption of this FSP did not have an impact upon the Company’s unaudited condensed combined financial position, cash flows or results of operations.

Effective January 1, 2009, the Company adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 requires (1) that noncontrolling (minority) interests be reported as a component of stockholders’ equity, (2) that net income attributable to the controlling interest and to the noncontrolling interest be separately identified in the consolidated statement of operations, (3) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (4) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (5) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The presentation and disclosure requirements of SFAS 160 have been applied to the unaudited condensed combined financial statements and notes for all periods presented.

2.	BUSINESS COMBINATIONS AND INVESTMENTS

In February 2009, the Company signed a letter of intent to acquire WKD Solutions Ltd, a leading provider of supply chain event management and business activity monitoring (BAM) solutions that helps enterprises improve their supply chain visibility and support their governance, risk and compliance requirements, for GBP 1.0 million (approximately $1,478 using the exchange rate applicable on February 9, 2009). Privately-held WKD Solutions, based in Surrey, U.K., markets its products under the Categoric Software brand. This acquisition is subject to several standard closing conditions including the receipt of approval from the Board of Directors of CDC Software and the satisfactory completion of due diligence by CDC Software. This acquisition will not have a material impact on the unaudited condensed combined results of operations and financial position of the Company.

In March 2008, the Company acquired 51% interest in Integrated Solutions Limited (ISL), a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of the agreement, the Company paid approximately $762 at closing for such majority interest in ISL. In accordance with SFAS No. 141, Business Combinations (SFAS 141), this acquisition has been accounted for under the purchase method of accounting, and the results of ISL’s operations have been included in the Company’s unaudited condensed combined financial statements since the date of acquisition.

Investment in Franchise Partners

During 2008, the Company invested in 3 different Franchise Partners: DRE Mexico, Ross Brazil and Ross Chile for a total of $210.

In January 2008, the Company acquired 19% of the equity of DRE Mexico, a reseller of CRM products. Under the terms of the share purchase agreement the Company paid $90 at closing. The Company accounts for this investment under the cost method of accounting.

In June 2008, the Company acquired 19% of the equity of Ross Brazil, a reseller of ERP products. Under the terms of the share purchase agreement the Company agreed to pay $96 of which $78 was paid through

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

March 31, 2009 and the remaining $18 will be paid in 2 equal monthly installments during 2009. In conjunction with the acquisition of 19% equity interest in this entity, the Company also agreed to grant a convertible and on demand loan of up to $500 of which Nil was outstanding at March 31, 2009. Ross Brazil is a development stage enterprise and the Company believes that it will likely be required to provide additional funding to support the operations. The majority owners are not believed to have the financial resources to support the anticipated operating losses expected in the early years of operation. Therefore, the Company determined that it is the primary beneficiary and have included the results of Ross Brazil’s operations in the Company’s unaudited condensed combined financial statements in accordance with FIN 46(R), Consolidation of Variable Interest Entities (“FIN 46(R)”) since the date of acquisition.

In June 2008, the Company acquired 19% of the equity of Ross Chile, a reseller of ERP products. Under the terms of the share purchase agreement the Company agreed to pay $147 of which $80 was paid through March 31, 2009 and the remaining $67 will be paid in 7 monthly installments during 2009. In conjunction with the acquisition of 19% equity interest in this entity, the Company also agreed to grant a convertible and on demand loan of up to $500 of which Nil was outstanding at March 31, 2009. Ross Chile is a development stage enterprise and the Company believes that it will likely be required to provide additional funding to support the operations. The majority owners are not believed to have the financial resources to support the anticipated operating losses expected in the early years of operation. Therefore, the Company determined that it is the primary beneficiary and have included the results of Ross Chile’s operations in the Company’s unaudited condensed combined financial statements in accordance with FIN 46(R) since the date of acquisition.

3.	ACCOUNTS RECEIVABLE

Unbilled receivables represent the recognized sales value of the Company’s products and services that had not been billed and were not billable to the customers at the balance sheet date. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

	December 31, 2008	March 31, 2009
Accounts receivable:
Amounts billed	$53,957	$49,573
Unbilled	3,701	4,509

Accounts receivable, gross	57,658	54,082
Allowance for doubtful accounts	(4,644)	(4,109)

Accounts receivable, net	$53,014	$49,973

	December 31, 2008	March 31, 2009
Allowance for doubtful accounts:
Balance at beginning of period	$5,679	$4,644
Additions	3,139	236
Write-offs, net of recoveries	(4,174)	(771)

Balance at end of period	$4,644	$4,109

4.	GOODWILL

The changes in the carrying amount of goodwill as of March 31, 2009 are as follows:

Goodwill
Balance at December 31, 2008	$135,987
Foreign currency adjustment	(688)

Balance at March 31, 2009	$135,299

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

5.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortizable intangible assets as of:

	December 31, 2008			March 31, 2009
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Capitalized software:
Capitalized software	$37,803	$(18,364)	$19,439	$37,479	$(20,468)	$17,011
Acquired technologies	40,735	(27,527)	13,208	41,903	(29,288)	12,615

Total capitalized software	78,538	(45,891)	32,647	79,382	(49,756)	29,626
Other intangible assets:
Customer base and contracts	51,240	(20,327)	30,913	51,109	(21,474)	29,635
Trademarks	2,095	(624)	1,471	2,086	(710)	1,376

Total other intangible assets	53,335	(20,951)	32,384	53,195	(22,184)	31,011

Total Intangible Assets	$131,873	$(66,842)	$65,031	$132,577	$(71,940)	$60,637

The intangible assets with definite useful lives are amortized on the greater of straight-line method over the estimated economic lives of the assets or in proportion to expected undiscounted cash flows. The Company had trademarks not subject to amortization with carrying values of $7,876 as of December 31, 2008 and March 31, 2009.

The following table summarizes the actual amortization expense for the three month periods ended March 31, 2008 and 2009 and the estimated amortization expense for the 12 month periods subsequent to March 31, 2009 based on the current amount of capitalized software and other intangible assets subject to amortization:

	Cost of Revenue		Operating Expenses
	Capitalized Software	Acquired Technologies	Other Intangible Assets	Total
Actual:
3-month period ended March 31,
2008	$1,590	$1,764	$1,511	$4,865
2009	$2,363	$1,529	$1,259	$5,151
Estimated:
9-month period ending December 31,
2009	$7,065	$3,725	$3,135	$13,925
12-month period ending December 31,
2010	$8,007	$4,457	$4,161	$16,625
2011	$-	$3,188	$3,780	$6,968
2012	$-	$875	$2,852	$3,727
2013	$-	$369	$2,347	$2,716
2014 and thereafter	$-	$1	$14,737	$14,738

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

6.	RELATED PARTY TRANSACTIONS

The unaudited condensed combined financial statements reflect allocations between the Company and CDC Corporation of certain costs incurred by either the Company or CDC Corporation on behalf of the other party. Refer to Note 1 for discussion of corporate overhead allocations.

In addition to the transactions and balances detailed elsewhere in these unaudited condensed combined financial statements and notes thereto, the Company had certain receivable and short-term loan balances due from and due to other companies under common control of CDC Corporation in the net payable amount of $19,530 and a net receivable of $747 as of December 31, 2008 and March 31, 2009, respectively.

The net payable amount is comprised of the following net related receivable and short term loan from Parent:

•

Net receivable from Parent balances of $15,388 at March 31, 2009 arose from the selling of goods and services and allocation of overhead costs to wholly owned subsidiaries of the Parent. These balances are unsecured and payable upon demand. The changes in the net receivable from Parent for the three months ended March 31, 2009 are as follows:

Net receivable from Parent
Balance at December 31, 2008	$14,197
Payments on behalf of Parent	5,526
General and administrative expenses allocated to Parent	1,846
Reimbursements from Parent	(6,135)
Interest income from Parent	72
Foreign currency adjustment	(118)

Balance at March 31, 2009	$15,388

•

Short-term loan from Parent of $14,641 at March 31, 2009, respectively, is primarily related to funding received from the Parent to finance the Company’s acquisition activities, reduced by overhead allocations to Parent. These amounts are unsecured, payable upon demand and bear no interest. The changes in the short-term loan from Parent for the three months ended March 31, 2009 are as follows:

Short-term loan from Parent
Balance at December 31, 2008	$33,727
Borrowings on loan from Parent	162
Payments on loan from Parent	(18,457)
General and administrative expenses allocated to Parent	(1,016)
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	225

Balance at March 31, 2009	$14,641

The Company had revenue from sales to franchise partner investees accounted for under the cost method in the amount of $297 and $329 for the three months ended March 31, 2008 and 2009, respectively. These amounts are recorded on a net basis and included in Royalties from related parties in the unaudited condensed combined statements of operations.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

7.	CONVERTIBLE NOTES OF PARENT

In November 2006, the Parent issued $168,000 in aggregate principal amount of unsecured 3.75% senior exchangeable convertible notes due 2011 (Notes) to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. While the final maturity date of the Notes is November 13, 2011, each holder of the Notes has the right, commencing on November 13, 2009 and continuing for a 15 business day period thereafter (Holder Redemption Right) to require the Parent to repurchase, on the 20th business day after November 13, 2009, all or any portion of an outstanding Note held by such holder, in cash, for an amount equal to the sum of (i) the principal of the Note, (ii) all accrued and unpaid interest and (iii) any additional amounts if a qualified IPO (defined as gross proceeds before underwriting discounts, commissions and fees, to the Parent and any of its selling shareholders are at least $100.0 million, provided that the total gross proceeds to all selling shareholders is not in excess of 30% of the total proceeds from the IPO) by either CDC Software International or another designated subsidiary of the Parent has not occurred prior to November 13, 2009. The accrued and unpaid interest amount will be based on an interest premium of 12.5% applied retrospectively as of the issue date. The additional amounts refers to the event in which the taxing jurisdiction of the U.S., Cayman Islands or the People’s Republic of China were to require the Parent to withhold or deduct a tax from any of the payments it is contractually obligated to make to the holder under the terms of the Note Purchase Agreement pursuant to which the holders originally acquired their Notes. If a qualified IPO has not occurred by the maturity of any Notes still outstanding in 2011, the interest rate on such Note will increase from 3.75% to 12.5% applied retrospectively to the principal of such Note as of the issue date.

As of December 31, 2008 and July 10, 2009, respectively, a subsidiary of the Parent that is not a subsidiary of the Company had purchased $3,500 and $89,000 in aggregate principal amount of Notes, which remain outstanding, leaving $164,500, and $79,000 in aggregate principal amount of Notes issued and outstanding as of December 31, 2008 and May 11, 2009, respectively, payable to note holders that are nonaffiliates of the Parent. On April 22, 2009, that same subsidiary entered into definitive agreements to purchase an additional $36,775 in principal amount of Notes. The transaction is subject to certain closing conditions and is expected to close no later than August 15, 2009.

Under the terms of the Notes, neither the Company nor any of its subsidiaries has pledged any of its or their assets or properties to secure the obligations of the Parent under the Notes, nor has the Company or its subsidiaries guaranteed the Parent’s performance of its obligations under the Notes. The Notes thus represent an obligation of the Parent and not an obligation of the Company or any of its subsidiaries. As a result, the Company does not believe that any payment or other default by the Parent under the Notes (or other definitive documents entered into at the issuance of the Notes), whether at maturity, upon exercise of the Holder Redemption Right, or otherwise, would have a material adverse effect on the business, financial position or results of operations of the Company or its subsidiaries.

8.	STOCK-BASED COMPENSATION PLANS

Employees of CDC Software participate or have participated in certain share-based compensation plans of CDC Corporation as follows:

CDC Software 2009 Stock Incentive Plan

In March 2009, the Company adopted the 2009 Stock Incentive Plan (the 2009 Plan). The 2009 Plan is intended to make available incentives that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote our business and the business of our subsidiaries. Under such equity incentive plan, the Company may issue options to purchase up to 3,750,000 class A ordinary shares. The Company has not issued any options to purchase class A ordinary shares under the 2009 Plan. The Company does not intend to issue any awards under the 2009 Plan prior to the Separation.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

CDC Corporation 2005 Stock Incentive Plan

On November 4, 2005, the shareholders of CDC Corporation approved the 2005 Stock Incentive Plan (the 2005 Plan). The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options that will assist CDC Corporation to attract and retain key employees and to encourage them to increase their efforts to promote the business of CDC Corporation and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. During 2007, options for the purchase of an additional 10 million class A common shares of CDC Corporation (Shares) were approved by the shareholders of CDC Corporation, which increased the options available for grants for the purchase of Shares to 30 million.

Subject to adjustments under certain conditions, the maximum aggregate number of Shares which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under CDC Corporation 2005 Stock Option Plan (the 2005 Plan). As of March 31, 2009, of the 30 million Shares reserved for grant under the 2005 Plan, 8,363,212 Shares remain available for future grant by CDC Corporation, and there are 15,110,456 total Shares to be issued upon the exercise of outstanding options under the 2005 Plan, of which 2,521,962 Shares relate to employees of the Company. The 2005 Plan is administered by a committee of the board of directors of CDC Corporation, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

CDC Corporation 1999 Stock Option Plan

CDC Corporation’s 1999 Plan, was replaced by the 2005 Plan. Under the 1999 Plan, CDC Corporation directors, executive officers and employees were eligible to receive options of CDC Corporation. Pursuant to the 1999 Plan, as amended, options could be granted to directors, executive officers, employees and consultants of CDC Corporation and its subsidiaries. Upon adoption of the 1999 Plan, 12 million Shares were reserved for issuance to employees of, and consultants and advisors to CDC Corporation and its subsidiaries. During 2000, options for the purchase of an additional 8 million Shares were made available, which increased the options available for grants for the purchase of Shares to 20 million. Options granted under the 1999 Plan vested ratably over a period of 1 to 4 years, and have terms of 10 years.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

A summary of CDC Corporation stock option and stock appreciation rights activities and related information as of December 31, 2008 and March 31, 2009, as it pertains to grants made to the Company’s employees, is as follows:

	December 31, 2008
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	2,289,804	$4.51
Granted	1,021,217	$2.43
Forfeited	(758,845)	$4.94
Exercised	(21,169)	$2.62

Outstanding at the end of the year	2,531,007	$3.58

Exercisable at the end of the year	1,469,288

Weighted-average grant-date fair value of options granted during the year	$1.23

Intrinsic value of options exercised during the year	$26

	March 31, 2009
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	2,531,007	$3.58
Granted	96,317	$0.92
Forfeited	(105,362)	$5.81
Exercised	-	$-

Outstanding at the end of the year	2,521,962

Exercisable at the end of the year	1,509,312

Weighted-average grant-date fair value of options granted during the year	$0.54

Intrinsic value of options exercised during the year	$-

Included in the number of options are 1,592,069 and 1,749,145 stock appreciation rights outstanding at December 31, 2008 and March 31, 2009, respectively. CDC Corporation accounts for stock appreciation rights in accordance with SFAS 123(R). Stock appreciation rights are settled in Shares and have similar characteristics as stock options. CDC Corporation issued Nil and 96,317 stock appreciation rights for the first three months of 2008 and 2009, respectively, to employees of the Company.

Compensation expense charged to operations during the three months ended March 31, 2009 relating to stock options and stock appreciation rights was $149. As of March 31, 2009, the Company had unrecognized compensation expense of $638 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 1.3 years.

The fair value of options that vested during the three months ended March 31, 2008 and 2009 was not significantly different than the amount of stock compensation expense that was charged to operations during

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

the three months ended March 31, 2008 and 2009 under SFAS 123(R) as disclosed within Note 1. Net cash proceeds received by CDC Corporation from the exercise of stock options held by employees of the Company during the three months ended March 31, 2009 was Nil.

2004 Employee Share Purchase Plan

During 2004, CDC Corporation established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 1,000 Shares for each plan period. The maximum number of Shares issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. CDC Corporation accounts for the employee share purchase plan under SFAS 123(R) and compensation expense charged to operations during the three months ended March 31, 2008 and 2009 relating to the employee share purchase plan was $102 and $32 , respectively.

9.	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the components of restructuring and other charges recorded in the unaudited condensed combined statements of operations:

	Three months ended March 31,
	2008	2009
Restructuring charges, net of adjustments to income	$101	$353
Legal settlements	-	78

Total restructuring and other charges, net	$101	$431

For the three months ended March 31, 2008, the Company incurred and charged to expense $101 in restructuring costs at Pivotal related to a lease termination and other exit costs

For the three months ended March 31, 2009, the Company incurred and charged to expense $353 in restructuring costs. These expenses included employee termination amounts totaling $607, primarily at the subsidiaries of Respond and Ross. A credit related to lease termination of $253 was recorded at the Pivotal subsidiary.

At December 31, 2008 and March 31, 2009, the Company had a total of $2,213 and $1,530, respectively, in accruals relating to business restructuring activities.

The changes in the accrued liability balance associated with the exiting costs for the three months ended March 31, 2009 is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total
Balance at December 31, 2008	$996	$467	$750	$2,213
Expensed in 2009	605	(253)	-	352
Adjustments to income	1	-	-	1
Amounts paid	(936)	(100)	-	(1,036)

Balance at March 31, 2009	$666	$114	$750	$1,530

Current	$666	$82	$750	$1,498
Non-current	-	32	-	32

	$666	$114	$750	$1,530

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

10.	CONTINGENCIES AND COMMITMENTS

Contingencies

The Company, including its affiliates and subsidiaries, is currently and from time to time may become, subject to claims arising in the ordinary course of business. Except as described below, the Company is not currently subject to any such claims that it believes could reasonably be expected to have a material and adverse effect on its business, results of operations and financial condition.

Marjorie Fudali. In June 2003, Marjorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation (“Pivotal”), alleging that she was owed commission in the amount of $400 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,300. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1,900 and $1,800. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1,200. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal posted a bond in the amount of $1,200 million with respect to this matter. The Court’s decision did not include Pivotal’s remaining two challenges and the Company expects them to be resolved in its favor. As a result, the Company accrued $750 representing the Company’s best estimate of the potential loss at December 31, 2008 and March 31, 2009, respectively.

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross’s motion, but instead filed an amended complaint in October 2007. In November 2007, Ross filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $200. Ross filed its third motion to dismiss in May 2008, arguing that Pure still failed to adequately allege that the software failed to conform to the terms of the parties’ License Agreement or the express warranty it contains and that Pure cannot state a claim based on alleged pre-contractual marketing statements because the License Agreement contains a merger clause. Pure filed its response in June 2008. In September 2008, the Court denied Ross’s motion to dismiss. Later in September 2008, Ross filed its answer and counterclaim to Pure’s Second Amended Complaint. Ross counterclaims includes causes of actions for breach of contract and quantum merit (unjust enrichment). In December 2008, the Court ordered the parties to appear for an

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Early Neutral Evaluation Conference (“ENE”), which did not lead to an agreement. Following the ENE, the Court ordered the parties to exchange Rule 26 disclosures in January 2009 and to schedule a settlement conference. The settlement conference was held in February 2009, and no agreement was reached. The parties have developed a joint discovery plan and negotiations with respect to this matter are ongoing. The Company cannot predict when the final resolution of this matter will occur, and it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss with respect to this matter.

Vertical Computer Systems, Inc. / NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross’s HR/Payroll division to NOW Solutions. The action sought $5,000 in damages. In April 2003, Ross filed a motion to dismiss the complaint, which was granted in November 2003. The plaintiff appealed and its appeal was granted in October 2004. The matter was remanded to the trial court for adjudication. In May 2006, both Vertical and Ross filed a summary judgment motions against each other. In November 2006, the Court denied these summary motions, finding that factual issues existed to be resolved at trial. In March 2004, Ross filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $800 installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In November 2004, NOW asserted counterclaims against Ross raising the same contractual issues asserted in the Vertical v. Ross action, as well as additional contractual claims related to the 2001 asset sale, seeking a total of approximately $15,000 in damages. In December 2004, Ross filed a motion to dismiss certain of the counterclaims, which the Court granted in February 2005, thereby reducing the total damages being sought in NOW’s counterclaims to approximately $5,000. In May 2006, Ross filed a motion for partial summary judgment that was granted in part.

A jury trial of both the Vertical v. Ross and Ross v. NOW actions took place in March and April 2007 following which the Court directed certain verdicts in favor of NOW, and certain verdicts in favor of Ross. In September 2007, the Court entered a final judgment against Ross in the amount of $1,300 in damages, $900 in attorney’s fees and costs, and $900 in pre-judgment interest, for a total judgment against Ross of $3,200. In November 2007, Ross commenced its appeal from the Court’s trial rulings. On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross was $3,200 plus $350 in post judgment interest. In March 2009, Ross filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In April 2009, Vertical filed an opposition to Ross’s motion. This motion remains pending before the Court.

In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3,150 million previously deposited by Ross into escrow with the Court pending appeal. In June 2009, NOW sought to enforce a judgment obtained in New York and filed a judgment enforcement action in Fulton County, Georgia.

In February 2007, NOW Solutions, Inc, the alleged successor-by-merger to NOW Solutions, LLC, filed an action in the state court in New York, New York, against Ross, although Ross has yet to be served with the Complaint. In this action, NOW Solutions, Inc. asserts claims for breach of contract and attorney’s fees based upon facts similar to those in the above action, seeking $4,100 in damages. The Company believes that this action filed in February 2007 is duplicative of the claims that have already been litigated through trial as referred to above. Moreover, this case has been dormant since NOW filed the complaint and it appears that NOW may have abandoned the matter. Should this matter become active, the Company intends

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

to vigorously defend the same. The Company accrued $3,511 at December 31, 2008 and March 31, 2009, respectively.

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of the Company, filed a claim in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action relating to the sale and implementation of a Ross ERP system. The claim filed by Sunshine Mills, Inc. did not specify the amount of damages. Discovery has commenced and a jury trial was scheduled for May 2009. In March 2009, the Court granted the Company’s motion to continue and the trial date is pending. The Company intends to vigorously defend such action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, the Company and a subsidiary of the Company, Grupo CDC Software Iberica, SL (Ross Systems Iberica) received a letter from A. Menarini Industrie Farmaceutiche Riunite (A. Menarini), a company which licensed Ross’s iRennaissance product (Iren) under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of approximately $14,000, and asserted claims therefore. In February 2009, the Company responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, the company and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009, at which time the judge took the matter under advisement. A ruling was issued in May 2009 by the Commercial Court of Evry pursuant to which the Special Master declined to rule on the case. Management is currently evaluating this matter and no estimate of potential loss, if any, is available at this time. Furthermore, the Company intends to continue to vigorously dispute this matter.

Cerro Wire, Inc. In June 2009, Cerro Wire, Inc., a customer of Ross filed a claim in the Circuit Court of Morgan County, Alabama alleging various tort and contract based causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim demanded the refund of approximately $267 in fees paid by Cerro Wire to Ross, together with a cancellation of additional amounts owed to Ross related to the sale of the ERP system and compensatory damages. The Company intends to vigorously defend such action. Furthermore, management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Export Sales. The export and re-export of certain products to and the provision of services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. The Company recently discovered potential violations of the U.S. export control laws and regulations and determined the need to strengthen controls and procedures relating to compliance with those laws and regulations. Based on that determination, the Company filed with the Bureau of Industry and Security of the U.S. Commerce Department an initial voluntary self-disclosure. As required by the EAR, the Company is investigating this matter thoroughly. In addition, additional steps have been taken to mitigate the impact of potential violations and to strengthen the export-related controls and procedures. The Company is in the process of implementing additional policies and procedures and do not believe any such potential violations will result in material governmental sanctions. However, the Company cannot provide assurance that the U.S. Department of Commerce will not bring charges against us with respect to any violations ultimately found to have occurred or that any such charges will not result in the imposition of sanctions or penalties having a material adverse impact on our business, financial condition or results of operations. The Company accrued an immaterial amount at December 31, 2008 related to potential penalties.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Commitments

As of March 31, 2009, the Company had future minimum lease payments under non-cancelable operating leases due as follows:

9-month period ending December 31, 2009	$7,601
12-month period ending December 31, 2010	7,540
2011	5,727
2012	4,247
2013	1,121
2014 and thereafter	1,640

$27,876

The Company recorded rental expense of $3,299 and $2,737 and sublease income of $757 and $877 for the three months ended March 31, 2008 and 2009, respectively. As of March 31, 2009, the Company had future minimum rentals to be received under subleases of $12,973.

11.	SUBSEQUENT EVENTS

In             2009, CDC Corporation transferred certain assets, liabilities, operations and activities, as well as certain employees within its Software segment to the Company so as to consolidate all of its operations under CDC Software. Collectively, these capital contributions are referred to as the Separation.

In April 2009, CDC Software Corporation issued 30,000,000 ordinary shares to CDC Software International. As of July 10, 2009, there were 30,000,000 shares issued and outstanding.

On May 1, 2009, the Company filed a registration statement with the SEC for offering 4,000,000 class A ordinary shares. The ordinary shares of the Company, currently held by CDC Software International Corporation, our direct parent company, will be re-designated to be our class B ordinary shares, each having ten votes per share, following the adoption of our amended and restated memorandum and articles of association by our shareholders, which will occur immediately before closing of the offering. On             2009, the Company authorized and implemented a recapitalization effected through a repurchase and retirement of shares at par value in order to reduce the number of the Company’s issued, outstanding, and authorized common shares from 30,000,000 to 25,000,000, to occur simultaneously with the re-designation of the Company’s existing common shares into class B common shares and authorization of the Company’s class A common shares. All share prices, share numbers and per share amounts in the accompanying combined financial statements as of and for the period ending December 31, 2008 are presented after giving effect to the recapitalization, unless otherwise noted. In accordance with Article 11 of Regulation S-X, the effects of the re-designation of shares and the contribution of the short-term loan from parent to invested equity have been reflected as pro forma in the accompanying “pro forma” combined balance sheet. Upon completion of the offering, CDC Corporation, our ultimate parent company, will own our class B ordinary shares via its 100% ownership of CDC Software International Corporation. Upon the consummation of the offering the then outstanding gross short-term loans from Parent ($14,641 as of March 31, 2009) will be contributed to the additional paid in capital and the then outstanding gross short-term receivables from Parent ($15,388 as of December 31, 2008) will either be cash settled in the normal course of business or netted against future payable balance in accordance with the Company’s netting policy which will continue to be followed.

CDC Software

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

On May 14, 2009, the Company signed a letter of intent to acquire Informance International, a provider of enterprise manufacturing intelligence (EMI) solutions, in exchange for unregistered ordinary shares of the Company worth $3.2 million. Informance delivers solutions that includes a software as a service (SaaS) offering to help clients accelerate operational performance initiatives, drive operating strategies and capture actionable insight. The acquisition is subject to several customary closing conditions, including the execution of definitive documentation related to the acquisition, the receipt of all requisite approvals and consents, and the satisfactory completion of due diligence by the Company.

In July 2009, the Company announced its plans to form a joint venture with Softrax Corporation, a provider of billing and revenue management solutions that would expand the Company’s compliance solution offerings. The joint venture plans to leverage the Company’s global customer support and product engineering resources in India and China, and Softrax’s deep domain and product expertise. Formation of the joint venture between CDC Software and Softrax remains subject to, among other things, satisfactory completion of due diligence, negotiation of definitive transactional agreements, customary closing conditions, receipt of internal approvals and legal considerations.

On             2009, the Company entered into a Services Agreement pursuant to which the Company and CDC Corporation will be obligated to provide each other certain general and administrative services at prices reflecting the actual costs incurred by the entity providing such service, as long as the agreement remains in effect. CDC Corporation will have the right to terminate the Services Agreement at any time it ceases to own at least 50% of the total voting power of the Company’s ordinary shares upon six months prior notice. In addition, the Company intends to continue to pursue cross-selling and other sales and marketing-related initiatives between the Company and CDC Corporation’s Global Services Group.

On             2009, the Company entered into a Trademark License Agreement pursuant to which each of the Company and CDC Corporation licensed the use of various trademarks of the other party. Under this agreement, the Company will license the “CDC” name and logo, on a non-exclusive basis and CDC Corporation will license from the Company and its subsidiaries, certain of the Company and its subsidiaries’ trademarks, including, “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-excusive basis. No royalty will be payable by either party until the earlier of five years or CDC Corporation ceases to own at least 50% of the total voting power of the Company’s ordinary shares, upon which each party shall pay the other an annual royalty of $10 during the term of the Trademark License Agreement. Each party will have the right to terminate the agreement at any time it if CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares, upon six months prior notice.

CDC Software Corporation

4,800,000 American Depositary Shares

Representing 4,800,000 Class A Ordinary Shares

PROSPECTUS

Lazard Capital Markets	JMP Securities

Cantor Fitzgerald & Co.

Janney Montgomery Scott

Macquarie

Morgan Keegan & Company, Inc.

                , 2009

Until                 , 2009 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.